UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Albert Townsend Movie, LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

New York

Date of Organization:

December 11, 2024

Physical Address of Issuer:

127 E 25th St., Huntington Station, NY 11746, United States

Website of Issuer:

https://www.inspiredartistsproductions.com

Is there a Co-Issuer? ___ ***Yes*** _X_ ***No***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) seven percent (7%) of any dollar amounts raised in the Offering. Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of fifteen thousand dollars ($15,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Revenue Participation Interests

Target Number of Securities to be Offered:

75,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

January 30, 2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Current Liabilities	$0	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$0	$0

*Reflects the financial results for the Company since inception on December 11, 2024. Exhibit A, attached hereto and made a part hereof, includes the reviewed financial statements for the Issuer for the periods shown above.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Albert Townsend Movie, LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

EXHIBITS:

Exhibit A: Financial Statements
Exhibit B: Revenue Participation Agreement between Investor and Issuer
Exhibit C: Amended and Restated Operating Agreement
Exhibit D: Video Transcript
Exhibit E: Testing the Waters Communications

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Revenue Participation Interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by January 30, 2027 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Revenue Participation Agreement (attached as Exhibit B).

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/inspired-artists-productions (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Revenue Participation Agreement attached as Exhibit B, in conjunction with the following summary information.

Revenue Participation Interests

The Issuer is offering revenue participation interests related to the Picture (as defined below) (the "**Participation Interests**" or "**Securities**"). The Securities are not equity interests in the Issuer. Investors will not become members of the Issuer, will hold no Membership Interest or Economic Interest in the Issuer, and will have no voting, consent, governance or management rights.

The Offering is being undertaken in order to develop, finance, package, produce, distribute, market and otherwise exploit a single feature-length motion picture, called So Help Me God, together with all related and ancillary rights (the "Picture"). Upon the closing of the Offering, the Issuer will apply the proceeds to the development and production of the Picture in accordance with an approved production budget, as further described in the "Business" and "Use of Proceeds" sections of this Form C. The Issuer is a single-picture production vehicle and does not intend to develop or produce any other motion picture.

For purposes hereof, an Investor's "**Participation Percentage**" is equal to the aggregate price the Investor paid for its Participation Interests ("**Participation Purchase Price**") divided by the aggregate Participation Purchase Prices paid by all Investors in this Offering, including any securities commission paid to the Intermediary, expressed as a percentage.

Investors are Recoupment Position Holders under the Issuer's Operating Agreement, as amended (attached as Exhibit C), and hold a Non-Member Recoupment Position, being a contractual right held by a Recoupment Position Holder to receive distributions from the Company, which right (a) does not constitute a Membership Interest or an Economic Interest, (b) does not confer any voting, governance, consent, information, or other rights of a Member under the Operating Agreement or the New York Limited Liability Company Act, and (c) does not make such holder a Member or partner of the Company for any purpose. Distributions to Recoupment Position Holders are made only out of Company Gross Revenue and in accordance with the Distribution Schedule set forth at Exhibit C to the Operating Agreement, which is reproduced below in its entirety and without modification. References in the Distribution Schedule to the "Project" are references to the Picture and references to the "Company" are references to the Issuer. Although the Issuer will own the sequel, remake and other subsequent production rights in the Picture, income from the exploitation of those rights is excluded from Company Gross Revenue and is therefore not available for distribution to Investors.

"**Company Gross Revenue**" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

- First, collection account management costs and fees, if any;
- Second, a residuals reserve as required in order to comply with SAG-AFTRA, DGA, WGA and IATSE guild requirements, if any, but only to the extent such residuals are not directly assumed and/or paid by a distributor;
- Third, to the extent not yet paid, and to the extent applicable, distribution fees and distribution costs (including, without limitation, marketing expenses, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Project (e.g. producer representatives, sales advisors, etc.);
- Fourth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and/or fees in connection therewith, until all such debt has been repaid in full;
- Fifth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Project to attend premieres, film festivals and film markets, etc.);
- Sixth, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Project, all costs of auditing any distributor of the Project of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary Reserve for the Company to cover anticipated expenses not yet charged to the Project, which such Reserve the Company shall liquidate in a timely fashion in accordance with industry custom;
- Seventh, a return to the Members as set forth in Exhibit A and to the Recoupment Position Holders, in the amount of one hundred and twenty percent (120%) of the Cash Capital Contributions and/or Other Capital Contributions made by each such Member (including any Manager, as applicable) or

the cash contributions made by each such Recoupment Position Holder, as applicable, on a pro rata pari passu basis;

- Eighth, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. box office bonuses, SVOD bonuses, music license step deals, etc.), as and when due, if any;
- Ninth, payment of any Deferments, if any, on a pro rata pari passu basis until all such Deferments are paid in full; and
- Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "**Net Proceeds**", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Net Proceeds shall be payable, on a pro rata pari passu basis to (a) fifty percent (50%) collectively to the Manager in accordance with the Manager's Percentage Interest (the "**Producer's Share of Net Proceeds**"), which amount shall be reducible on a point-by-point basis by all profit participations granted to third parties providing services on the Project in accordance with their respective service agreements; and, (b) fifty percent (50%) to the Members (including any Manager, as applicable) who provided a Cash Capital Contribution and/or Other Capital Contribution to the Company and to the Recoupment Position Holders, on a pro rata pari passu basis in proportion to their respective Cash Capital Contributions (or, in the case of Recoupment Position Holders, their cash contributions) (the "**Investor's Share of Net Proceeds**"). For purposes of clarification, Net Proceeds shall not exceed 100%.

"Company Gross Revenue" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Project and all customary ancillary and subsidiary rights therein (including from merchandising, but excluding any income from the exploitation of sequel, remake or other Subsequent Production Rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is calculated after all bona fide refunds, credits, Tax Incentives, allowances, rights fees (if any), discounts and adjustments. So-called "soft monies" shall be deemed "Company Gross Revenue" to the extent not used to offset the Project budget or lent against.

Creditor-Debtor: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Project or the revenue stream derived from the exploitation of the Project. Company makes no representation that the Project will be released or that the Project will be successful enough that it will generate any amount of Net Proceeds and/or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Project, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

Each Investor will be entitled to a share of amounts payable to Recoupment Position Holders equal to such Investor's Participation Percentage multiplied by the aggregate amount payable to Recoupment Position Holders. The Issuer makes no representation that the Picture will be completed, released or exploited, or that any Company Gross Revenue or Net Proceeds will be generated.

The Issuer may borrow funds and incur debt, together with any premium on it, to conduct its business or in connection with the Picture. That debt is recoupable from Company Gross Revenue or from other collateral in connection with the Picture, including tax credits and sales proceeds, at the fourth priority described above and ahead of any amount payable to Investors.

The Issuer may apply for tax rebates and tax credits applicable to the Picture and may engage a tax credit lender in the applicable state. The Issuer's manager may direct, in its sole discretion, that those tax incentives be used to offset the budget of the Picture or be deemed Company Gross Revenue. Tax incentives applied to offset the budget will not be available for distribution to Investors.

The Securities are neither debt nor equity. They carry no principal amount, no stated or accrued return, no liquidation preference, no maturity date and no repurchase right, and the Issuer has no obligation to pay any amount to Investors

except out of Company Gross Revenue actually received or credited to it and then only in accordance with the priorities described above. An Investor's claim is contractual only. Nothing in the Revenue Participation Agreement makes the Issuer a fiduciary or trustee of Investors, and Investors will have no security interest, lien or other interest in the Picture, in the rights in the Picture or in the revenue stream derived from its exploitation. The Issuer has no obligation to segregate any funds. An Investor's claim ranks behind the claims of the Issuer's third-party creditors and is satisfied solely in accordance with the priorities described above.

The Picture will be owned solely and exclusively by the Issuer, including the copyright in it and all rights in and to it, and including the sole and exclusive distribution, exhibition, performance and reproduction rights. Investors have no rights in or to the Picture or any element of it, all decisions relating to the Picture are made by the Issuer in its sole discretion, and Investors have no rights of any kind in any remake, sequel or other production based upon the Picture or the underlying property.

Payment to Investors

Amounts payable to Investors are payable solely out of Company Gross Revenue, as and when Company Gross Revenue is received by the Issuer and becomes available for distribution at the applicable priority described above. Under the Revenue Participation Agreement, amounts to which Investors are entitled are payable quarterly for the first three (3) years following the close of the Offering. The first quarterly payment commences within ninety (90) days following the first day of principal photography of the Picture, and subsequent quarterly payments are made during that three year period to the extent the Issuer is in receipt of monies to which Investors are entitled. Thereafter payments, if any, are made annually. The Issuer has no obligation to make a payment in any period in which no Company Gross Revenue is available for distribution at that priority. In order to receive payment an Investor must create and provide a Republic Wallet address. That address is the sole and exclusive means by which payment can be distributed, and no payment can be made until the Investor provides one. The Issuer may, but is not obligated to, establish a collection account for the distribution of Company Gross Revenue. Investors have no right to withdraw or to receive a refund of the amount paid for their Securities, in whole or in part. Pursuant to the Issuer's Operating Agreement, the Issuer will dissolve after eight (8) years from the theatrical release of the Picture. At such time, no further payments will be made.

Transferability

If the Issuer elects to issue Security Instruction Tokens, then within one hundred and eighty (180) days of the Initial Closing the Investor will be able to receive one digital blockchain token (the "**Security Instruction Token**" or "**SIT**") for each Participation Interest to the Investor's unique wallet address on the applicable blockchain. These SITs will be tools to transfer ownership of the Securities. The Issuer is not required to mint or release the SITs.

If the Investor transfers Securities to another person by way of SITs or otherwise, then that person (the "**New Holder**") is deemed to be bound by the terms of the Revenue Participation Agreement as an Investor for the period of time they hold such Securities and the Investor irrevocably and unconditionally undertakes to ensure that each New Holder, prior to the transfer of Securities to them, expressly agrees to be bound by the Revenue Participation Agreement as an Investor for the period of time they hold such Securities. By transferring any Securities, the Investor assigns all the Investor's rights, title and interest under the Revenue Participation Agreement to the recipient of those Securities or to the owner of the wallet to which the Investor transfers any SITs.

Security Instruction Tokens

- The Issuer intends to use an alternative method of providing an instruction called a Security Instruction Token, an ERC-1404 type token, to provide an additional method for the Investor to provide a notification directing the transfer of the Securities. SITs are not intended to be a digital representation of the Securities, nor is the Issuer required to mint or release the SITs.
- After purchasing the Securities in the Offering, Investors may have the opportunity to receive SITs to their self-custodied Republic digital wallets ("Wallets") by accessing the Investors' Republic Portfolio page, where there will be an option to receive the SITs. The SITs may be issued before the lock-up period is over, but there will be built-in restrictions to restrict the transfer of any SITs before the lock-up is over.
- Additionally, to receive SITs, the transferee will need to go through onboarding, and get their Wallets whitelisted (KYC/AML, etc.). If a transferee fails to meet these requirements, the transfer of SITs will be blocked until the requirements are met.

- The entire series of Securities purchased by investors in the Offering through the Intermediary will be registered in the name of each Investor.
- When an Investor wishes to sell or transfer their Securities, they will be subject to any applicable restrictions on transfers. Transfer of SITs may be one mechanism to do so subject to certain terms and conditions.
- SITs may be considered "securities" in the United States and are expected to be listed for transfer and exchange on securities marketplaces, including without limitation the INX Alternative Trading System ("INX").

Not Equity Interests

The Securities are not equity interests in the Issuer. The Securities provide only a contractual right to share in revenues from the Picture as set forth above. Investors will not become members of the Issuer, will have no ownership claim to the Issuer or any of its assets, and will have no right to participate in the management or control of the Issuer's business.

Dividends and Distributions

The Securities do not entitle Investors to any dividends.

Voting and Control

The Securities do not have any voting rights. The Revenue Participation Agreement may nevertheless be amended, terminated or waived with the written consent of the Lead or the holders of a majority in interest of the Participation Interests, and any such amendment, termination or waiver binds every Investor. The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place other than its Operating Agreement.

Additionally, the primary document governing voting and the rights and preferences of Investors holding the Securities are the Amended and Restated Operating Agreement (the "**A&R Operating Agreement**") attached as Exhibit C. All statements in this Form C regarding the rights and preferences, and terms, of the Securities being sold in this Offering, are qualified in their entirety by reference to the A&R Operating Agreement. Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Manager; and (iv) transferability. See Exhibit C which shows the full terms of the A&R Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights. The Issuer may admit additional members and may grant additional Non-Member Recoupment Positions, in each case at the discretion of its manager, and any such issuance will dilute the percentage of the amounts payable to Recoupment Position Holders that Investors may eventually receive. The Issuer expects to potentially receive between $30,000,000 to $40,000,000 in additional capital contributions, which will dilute the proportion of the return of capital at one hundred twenty percent (120%) and of the Investor's Share of Net Proceeds attributable to Investors.

Amendment of the Revenue Participation Agreement

The Revenue Participation Agreement may be amended, terminated or waived only with the written consent of the Issuer, on the one hand, and the Lead or the holders of a majority in interest of the Participation Interests, on the other hand. The Lead is the Investor holding the largest Participation Interest in this Offering, who acts on behalf of Investors and on whose instructions relating to the Securities the Issuer and the Intermediary are entitled to rely. A majority in interest of the Participation Interests means holders of more than fifty percent (50%) of the Participation Interests then outstanding, determined by reference to the aggregate Participation Purchase Prices paid for them. If no Lead has been designated or the Lead ceases to hold Participation Interests, that consent is given by the holders of a majority in interest of the Participation Interests. An amendment that by its terms adversely affects an Investor in a manner disproportionate to the other holders of Participation Interests, or that increases an Investor's obligations or requires an Investor to contribute additional capital, is not effective against that Investor without that Investor's written consent. That limitation applies only to disproportionate treatment on the face of the amendment. An amendment that applies to all holders of Participation Interests alike is effective against every Investor without any Investor's consent,

including an amendment that reduces, defers, subordinates or eliminates amounts that would otherwise be payable to Investors.

Subject to that limitation, an amendment, termination or waiver adopted in the manner described above binds every Investor and every subsequent holder of the Securities, whether or not the Investor consented to it, voted against it or executed the instrument effecting it. No Investor has an individual right to approve or to block an amendment. The Lead and the holders of a majority in interest may grant, withhold or condition consent in their sole discretion and without notice to any other Investor, do not act as fiduciaries of the other Investors and may act in their own interest. An amendment so adopted may be adverse to an Investor and may not be in the best interest of any particular Investor. Investors have no appraisal, dissenters' or similar rights, no right to have their Securities repurchased and no right to a refund on account of an amendment.

Each Investor irrevocably appoints the Issuer, the manager of the Issuer and any executive officer of the Issuer, and each of them, with power of substitution, as its attorney-in-fact, coupled with an interest, to execute, deliver, acknowledge, certify and file in that Investor's name any amendment, termination or waiver consented to in the manner described above, any amended and restated agreement, supplement, joinder, consent, certificate, schedule or other document that gives effect to or is reasonably necessary to carry out that amendment, termination or waiver, and any related governmental filing. The power extends to every matter within the scope of an amendment, termination or waiver so consented to. Once the required written consent is given, the amendment, termination or waiver is effective as to every Investor without any further act, consent or signature of that Investor. The power of attorney is durable and irrevocable, survives an Investor's death, incapacity, dissolution or bankruptcy and the transfer of that Investor's Securities, and binds that Investor's successors and assigns. The Issuer may record any such amendment, termination or waiver on its books and records without further act of the Investor, and will make a copy available to an Investor on request. By purchasing the Securities each Investor agrees to be bound by any amendment, termination or waiver adopted in accordance with the Revenue Participation Agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

Investor Perks

The Issuer intends to offer the following non-monetary perks to Investors based on the amount and the timing of their investment.

Limited time perk (invest in the first 48 hours of the Offering to receive)

- Invite to investor Zoom with Kelsey Grammer + producers: Project introduction, Medal of Honor petition, and live Q&A.
- Investors have an equal opportunity to receive an on-screen "Special Thanks" credit (2 spots), tickets to the premiere screening + Q&A (2 spots), or a perk upgrade (3 spots; excludes producer credits).

Tiers

$100
- Founding Investor status, digital investment certificate
- Film digital access (streaming or download)
- Investor community access + production updates
- Your name on the online Roll of Honor on the film's website

$500
- Numbered SHMG / Albert Townsend / Battery L / "Bad Boys of Flushing" commemorative coin
- Printed investment certificate
- +Everything above

$1,000
- First 50 investors: Kelsey Grammer-signed limited edition poster;
  - 51st and up: limited edition poster, numbered
- Digital film soundtrack download
- Wrap party invite: meet the talent, the crew and other investors (limited to 100)
- Exclusive merchandise: Choose one out of: t-shirt, film hat or mug
- +Everything above

$5,000
- On-screen "Special Thanks" credit + listing on the film's IMDb page (limited to 50)
- Two tickets to the premiere screening + Q&A (limited to 5)
- Exclusive merchandise: Choose two out of: t-shirt, film hat or mug
- +Everything above

$10,000
- Associate Producer credit (limited to 10)
- 10-minute personal Zoom call with Kelsey Grammer (limited to 5)
- Signed, framed original script page OR screen-used prop.
- +Everything above

$25,000 and Up
- Executive Producer credit (limited to 5)
- Fire the historic cannon in period Union uniform on set (with photos)
- Group dinner with Kelsey Grammer (limited to 5)
- +Everything above

Perk terms
Perks are a thank-you to investors. They have no cash value, cannot be transferred or exchanged, and are not part of the Securities offered. Limited-quantity perks are allocated in the order investments are confirmed, while available. Limited-time bonuses are awarded as described above. Perks tied to the film (e.g. digital access, soundtrack, credits, wrap party, premiere screening, on-set experiences, script pages and props) depend on the film being produced, completed and, where relevant, released or premiered. If any of these does not happen, the related perks will not be delivered. Delivery timing follows the production schedule and may change. Experiences with Kelsey Grammer, the producers or cast (Zoom calls, dinners, Q&As) depend on their schedules and availability. The Issuer sets the date, format, length and location. Travel, lodging and all other costs of attending in-person events are the investor's responsibility. On-set experiences require a signed waiver, are subject to age limits and production safety rules, and may be rescheduled or limited by the production. The Issuer decides the wording, size and placement of all credits. IMDb listings are subject to IMDb's own policies. Associate Producer and Executive Producer credits are honorary only and give no ownership, control or role in the production. Physical items ship to U.S. addresses. International shipping may cost extra or may not be offered. Investors are responsible for any taxes on perks they receive. If a perk becomes unavailable, the Issuer may replace it with another perk at their discretion.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) seven percent (7%) of any dollar amounts raised in the Offering. Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of fifteen thousand dollars ($15,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Issuer is attempting to raise in this Offering will not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Issuer is owned by the CEO and Founder and he will exercise voting control.

Prior to the Offering, the CEO and Founder of the Company, Douglas Scheidet, beneficially owns the Issuer. Subject to any duties owed to other members under New York law, Mr. Scheidet will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. Mr. Scheidet may have interests that are different from yours. For example, Mr. Scheidet may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, Mr. Scheidet could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We depend on a single motion picture and have no other source of revenue.

The Issuer is a single-picture operating company organized to develop, finance, package, produce and exploit one feature-length motion picture and the rights related to it. The Issuer has no other business, no other assets and no other source of revenue. Investors will have no diversification across projects, and the failure of the Picture to be completed, released or commercially exploited will result in the loss of some or all of an Investor's investment. An investment in the Securities is a concentrated bet on the outcome of one motion picture.

We will rely on third parties for the services, personnel and facilities necessary to produce and distribute the Picture.

The Issuer has no employees. It will depend on a screenwriter, a director, cast, department heads, crew, production services vendors, payroll services, post-production facilities, sales agents and distributors, none of whom has been engaged as of the date of this Form C, other than Mark Huffam, who has been engaged as a producer of the Picture. The Issuer's ability to produce and exploit the Picture will be adversely affected if these parties do not perform in compliance with the Issuer's requirements and in a timely and cost-effective manner, if they become unavailable, or if the Issuer is unable to engage them on acceptable terms or at all. The Issuer may also be required to accept terms that reduce the amounts available for distribution to Investors, including deferments, profit participations and contingent compensation.

We rely on various intellectual property rights in order to operate our business.

The Issuer relies on certain intellectual property rights, particularly trade secrets and copyrights, to operate its business. The Issuer's intellectual property rights are unregistered (except for copyrights) and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Inspired Artists Productions, the company working with the Company to develop and produce the So Help Me God movie, is and will continue to actively develop projects outside the So Help Me God Movie.

This Offering pertains specifically to the movie, So Help Me God, to be developed by the Issuer in conjunction with Inspired Artists Productions, each of which are under common control. The Offering is not inclusive of all development activity at Inspired Artists Productions. While the Issuer and Inspired Artists Productions are committed to the successful development and production of the So Help Me God movie, Investors should be aware that Inspired Artists Productions actively develops other projects outside of this movie and without the Issuer's involvement. The financial and creative resources allocated by Inspired Artists Productions to other movies is separate to and distinct from this Offering. As such, investor funds contributed pursuant to this Offering will not be used for such projects developed by Inspired Artists Productions and Investors will have no rights or profit participation(s) (or any other interest therein) in relation to any project that Inspired Artists Productions develops with funds sourced by it outside of this Offering.

Damage to Inspired Artists Productions' reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of the Inspired Artists Productions brand are critical to our business and success in entertainment industry. Any incident that erodes consumer loyalty for this brand could significantly reduce its value

and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

The So Help Me God movie may never be produced.

The proceeds from this Offering will be used to fund the development of the So Help Me God movie. The Company will use commercially reasonable efforts to raise production financing to produce the So Help Me God movie. However, there is no assurance that the Company will be successful in raising production financing for, therefore producing, the So Help Me God movie. If the So Help Me God movie is not produced, then Investors risk a total loss of their investments.

We cannot guarantee that we will be successful in producing, distributing, selling, commercializing or exploiting the Picture, or that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting the Picture or any products created in connection with it. Further, even if we do so, no assurance can be given that we will generate a profit. The Company cannot make, and has not made, any assurances (i) as to the amount of revenues and net profits that will be or may be derived from or collected in connection with the distribution and exploitation of the So Help Me God movie, or (ii) that the So Help Me God movie will perform in any particular manner or will be favorably received by exhibitors or by the public, or will be released on a wide basis.

We cannot guarantee that Kelsey Grammer will be the Director for the Picture

We intend for Kelsey Grammer to be the director for the Picture. He is presented in the Picture's marketing materials as the director and has verbally agreed for this Picture to be his directorial debut. However, no formal agreement has been entered into between the Company and Mr. Grammer to become the director for the Picture as of the date of the launch of this Offering. In the event that the parties are unable to enter into an agreement, or scheduling or other conflicts prevent Mr. Grammer from being the director for the Picture, the Company may either proceed with the Picture with a different director or decide not to make the Picture at all. If the Picture is made with a different director it may impact the success of the Picture. Further, if the Picture is not produced due to Mr. Grammer not directing the film, then Investors risk a total loss of their investments.

Our entry into the motion picture production business faces various risks and challenges, including:

- the success of the Picture will be primarily dependent on audience acceptance, which is extremely difficult to predict;

- the production and marketing of a feature-length motion picture is capital-intensive, and our capacity to generate cash from the Picture may be insufficient to meet our anticipated capital requirements;
- delays and increased expenditures may arise from creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the Issuer, its production partners and distributors;
- the costs of producing and marketing motion picture content have steadily increased and may increase further, which may make it more difficult for us to generate a profit or to compete against other content producers;
- theatrical and home entertainment release is subject to seasonal variation based on the timing of other releases, and a short-term negative impact during a period of high seasonal demand could disproportionately affect the Picture;
- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our production activities;
- the strain on our personnel from the effort required to produce the Picture, and the time required for creative development, may delay completion and release; and
- the profitable distribution of the Picture depends in large part on the availability of one or more capable distributors who are able to arrange appropriate advertising and promotion and proper release dates, and any decision by those distributors not to distribute or promote the Picture, or to promote competing content to a greater extent, could materially reduce the revenue generated by the Picture.

Because the motion picture industry is highly speculative and inherently risky, the Picture may not be commercially successful, in which case we will not be able to recover our costs or realize anticipated profits.

The motion picture industry is highly speculative and inherently risky. We cannot assure you that the Picture will be successful, because the revenues derived from the production and distribution of a motion picture depend primarily upon acceptance by the public, which cannot be predicted. The revenues derived also may not correlate to the production or distribution costs incurred. A motion picture's commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Many films are produced each year and are never released. Many films that are released are not commercially successful and fail to recoup their production costs.

Domestic theatrical distribution is very competitive and dominated by major studio distributors.

Domestic theatrical distribution is very competitive. A substantial majority of the motion picture screens in the United States typically are committed at any one time to a limited number of films distributed nationally by major studio distributors that can command greater access to available screens. Although some theaters specialize in exhibiting independent motion pictures, there is intense competition for screen availability for those films as well. The Issuer will compete with numerous major motion picture production and distribution companies that have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures. The Picture will also compete indirectly with other forms of public entertainment.

We face significant competition.

The number of feature films or televisions series released by competitors may create a situation of oversupply in the market, and may make it more difficult for the So Help Me God movie to succeed. Should the supply of feature films or television series exceed audience demand, it will be more difficult to find production financing for the So Help Me God movie or generate revenues from the release of the So Help Me God movie. If the distributor for the So Help Me God movie is less successful than its competitors at convincing exhibitors to show its films, and the Company's competitors increase the number of films available for distribution and the number of exhibition screens remains static, it could be more difficult for the distributor of the So Help Me God movie to release the film during optimal release periods, which could reduce revenues and net profits and have an adverse effect on the Company's revenues and therefore on the Company's business, financial condition and results of operations.

The costs of producing motion pictures are often underestimated, and the Picture may not be completed within budget or at all.

The costs of producing motion pictures are often underestimated and may increase by reason of factors beyond the control of the producers, including weather conditions, illness or death of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. There are substantial risks associated with film production, including death or disability of key personnel, destruction or malfunction of sets or equipment, inability of production personnel to comply with budgetary or scheduling requirements, and physical destruction or damage to the Picture itself. Significant difficulties of this kind may materially increase the cost of production or cause the Picture to be abandoned.

If we obtain a completion guarantee, the completion guarantor may take over the Picture and displace our creative and business control.

A completion guarantor customarily has the contractual right, upon a budget overrun or schedule failure, to assume control of the production, to replace the director, producers and other personnel, to make cuts to the script and shooting schedule, and to complete and deliver the Picture as it sees fit. The guarantor's obligation runs to the financiers and distributors that require the guarantee, not to Investors. If a guarantor exercises those rights, the Picture that is delivered may differ materially from the Picture described in this Form C, the guarantor's advances are recouped from revenue ahead of Investors, and the amounts, if any, ultimately payable to Investors may be reduced or eliminated.

We may not obtain a completion bond or production insurance, and we hold no insurance as of the date of this Form C.

We hold no insurance coverage of any kind as of the date of this Form C. We may elect to forgo the purchase of a completion bond or other production-related insurance for the Picture, with the result that losses relating to key personnel, equipment, locations or film footage would be uninsured. Insurance covering our liabilities arising from the creation, exploitation and disposition of the Picture may not be available at a reasonable cost or may not be obtained at all, and our assets may be exposed to operating risks that are not insured. In addition, our Operating Agreement permits any policy we do obtain to be combined with policies covering assets owned by separate and unrelated companies managed by our manager, in which case our coverage may be limited or reduced. An uninsured loss could increase the cost of the Picture, delay or prevent its completion, and reduce or eliminate the amounts available for distribution to Investors.

The production and distribution of a motion picture is a long-term undertaking, and Investors may wait years for any return.

Pre-production may extend for two to three months and longer in certain circumstances. Principal photography may extend for several weeks or more. Post-production may extend for three to four months and longer in certain circumstances. Distribution and exhibition may continue for years before Company Gross Revenue or Net Proceeds are generated, if at all. Investors should be prepared to hold the Securities for an indefinite period and should have no need for liquidity in this investment. Foreign distribution of the Picture is subject to regulation, currency controls and other restrictions.

Foreign distribution of a motion picture outside the United States and Canada may require the use of various foreign distributors.

Some foreign countries impose government regulations on the distribution of films. Revenues derived from the distribution of the Picture in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in Company Gross Revenue.

Investors are at the end of the motion picture revenue chain and are paid only after every party ahead of them has been paid.

The distribution of a motion picture typically flows from the producer to the distributor, who in turn may deliver it to territorial sub-distributors, who distribute it to theatrical exhibitors. The box office receipts generated by a motion picture travel the same route in reverse. The exhibitor takes its share and remits the balance to the sub-distributor, who takes its share and remits the balance to the distributor, who takes its share and remits the balance to the producer. Investors, whose money has been at risk for the longest period, are at the end of that chain. If the Issuer in negotiating

a distribution arrangement must rely heavily on a participation at some defined level of the Picture's revenue stream, revenues to the Issuer, and therefore to Investors, are likely to be last in line to benefit from that revenue stream, if at all.

There may never be any Net Proceeds, and the deductions taken ahead of Investors are extensive.

Our only source of revenue will be the exploitation of the Picture. Before any amount is payable to Investors, Company Gross Revenue is reduced by collection account costs, guild residuals reserves, distribution fees and costs, repayment of debt and related premium, interest and fees, out-of-pocket costs of production, delivery, promotion and marketing, customary off-the-top third-party deductions, and reserves established at the discretion of our manager. Only after those deductions are Investors entitled to recoup their capital, and only after further bonus payments and Deferments is any balance treated as Net Proceeds. Each of those deductions is determined in the first instance by our manager or by third parties, and the aggregate of them may exceed all revenue the Picture ever generates. There can be no assurance that any amount will be available for distribution to Investors.

The basis for the calculation of the amounts we will be entitled to receive from the release of the Picture will be detailed in one or more distribution agreements or production agreements, none of which has been negotiated or finalized. Those terms will be negotiated in accordance with prevailing industry practice, and the definitions of gross receipts, distribution fees, distribution expenses and net proceeds used in them are customarily drafted in favor of the financier or distributor. Investors will have no opportunity to review or approve those agreements, and the accounting definitions ultimately agreed may prevent any amount from ever reaching Investors.

Production tax incentives may be unavailable, reduced or recaptured, and our manager decides whether they benefit Investors.

We may apply for state, local or foreign production tax credits, rebates and other incentives to offset the cost of the Picture. Those programs are subject to annual appropriation and aggregate caps, are frequently amended or eliminated, and impose qualification, local spend, audit and certification requirements. An incentive may be denied, reduced, delayed or recaptured after it has been claimed, including for failure to satisfy conditions after production is complete. Our Operating Agreement permits our manager, in its sole discretion, either to apply any incentive against the budget of the Picture or to lend against it, or instead to treat it as Company Gross Revenue. Investors have no right to participate in that election, and the election our manager makes may materially affect whether Investors receive any benefit from the incentive.

If the Picture is licensed to a streaming service on a buyout basis, Investors' return will be limited to a share of the buyout price.

A substantial portion of independent motion pictures are now licensed to streaming services for a fixed fee that buys out all backend participation, rather than for an advance plus a share of downstream revenue. A buyout produces a single, capped payment regardless of how widely the Picture is viewed, and the streaming service is under no obligation to report viewership. If we license the Picture on that basis, Investors' recoupment and their share of Net Proceeds will be measured against the buyout price alone, which may be substantially less than the Picture would have generated through conventional distribution, and Investors will not share in the Picture's subsequent success.

Investors will not participate in revenue from sequels, remakes or other subsequent productions based on the Picture.

Company Gross Revenue, from which all amounts payable to Investors are derived, expressly excludes income from the exploitation of sequel, remake and other subsequent production rights. If the Picture is commercially successful and a franchise develops from it, the economic value of that franchise will accrue to our members and to third parties and not to Investors. Our manager has exclusive authority over the exploitation of those rights and may exploit them at any time, including before Investors have recouped any part of their investment.

Guild residuals must be paid before Investors are paid, and the guilds may foreclose on the Picture if they are not.

If the Picture is produced under collective bargaining agreements with the Screen Actors Guild-American Federation of Television and Radio Artists, the Directors Guild of America, the Writers Guild of America or the International Alliance of Theatrical Stage Employees, we will be obligated to pay residuals to guild members based on the exploitation of the Picture. Our distribution schedule requires a residuals reserve to be taken out of Company Gross

Revenue ahead of any recoupment by Investors, to the extent the residuals are not directly assumed or paid by a distributor. Residual obligations continue for so long as the Picture is exploited and are not limited to the amounts raised in this Offering. If we fail to pay residuals when due, a guild may have the right to foreclose on the Picture itself in order to satisfy the obligation, in which case Investors could lose their entire investment.

Talent and other third parties may hold gross participations that are paid before any amount reaches Company Gross Revenue.

Directors, principal cast, writers, producers and financiers frequently negotiate contingent compensation measured against gross receipts rather than net proceeds, and payable from the first dollar or from a defined breakeven. Participations of that kind are paid at the distributor level, before receipts are remitted to us, and are therefore deducted before Company Gross Revenue is calculated and before any of the priorities described under "The Securities" are applied. We have attached no talent and negotiated no participations, and the participations we ultimately grant may be substantial. Investors will have no right to approve them, and they may reduce or eliminate the amounts payable to Investors.

Distributors' failure to promote the So Help Me God movie.

The decisions of the So Help Me God movie's distributors regarding the timing of release and promotional support of the So Help Me God movie are important in determining the success of the So Help Me God movie. The Company does not control the timing and manner in which its distributors distribute the So Help Me God movie. Any decision by the distributors of the So Help Me God movie not to distribute or promote the So Help Me God movie or to promote the Company's competitors' motion pictures to a greater extent than they promote the So Help Me God movie could have a material adverse effect on the So Help Me God movie's success.

Our revenues and results of operations may fluctuate significantly and are not predictable.

Our results of operations depend significantly upon the commercial success of the Picture, which cannot be predicted with certainty. Underperformance at the box office in any period may cause our revenue and earnings results for that period, and potentially for subsequent periods, to be materially less than anticipated. Results of any one period may not be indicative of results for any future period, and our results from year to year may not be directly comparable.

Our success depends on external factors in the motion picture and television industry that we do not control.

The popularity of the Picture will depend on many factors, including the critical acclaim it receives, the format of its initial release, its talent, its genre and subject matter, audience reaction, the quality and acceptance of content that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. Because performance in ancillary markets is often related to theatrical box office performance, poor box office results may negatively affect future revenue streams.

Our manager has exclusive control over our business and the Picture, and Investors have no voice in any decision.

Under our Operating Agreement, our manager has exclusive control and complete decision-making authority over all aspects of the Picture, including development, pre-production, production, post-production, exhibition, distribution and other exploitation of the Picture and the rights in it, approval of final cut, and the collection, management and distribution of all funds. Our manager may borrow money, pledge and encumber our assets, employ and dismiss personnel, compromise claims, enter into contracts, make tax elections, create and withdraw from reserves, and allocate profit participations to third parties. Investors are not members, have no vote or consent right on any matter, and will have no creative or business control. Decisions may be taken over an Investor's objection and may reduce or eliminate the amounts payable to Investors.

Our manager's fiduciary duties, and its liability to us for breach of those duties, have been limited.

Our Operating Agreement limits, to the fullest extent permitted by the New York Limited Liability Company Law, the duties, including fiduciary duties, that our manager would otherwise owe to us or to any other person bound by that agreement, and provides that our manager will not be personally liable to us or our members for damages for any breach of duty, except where a final adjudication establishes that our manager acted in bad faith, engaged in intentional misconduct or a knowing violation of law, personally gained a financial profit or other advantage to which it was not

legally entitled, or made a distribution in violation of law. Where our manager is permitted to act in its "sole discretion," it is entitled to consider all interests and factors as it deems appropriate, including its own. The scope of the duties owed to us and to our investors by our manager is materially narrower than the duties a corporation's directors would owe to the corporation and its minority stockholders, and Investors have materially fewer remedies as a result.

Our manager cannot be removed and is not required to devote its services exclusively to us.

Our Operating Agreement provides that our manager may not be removed except with its own prior written consent. Our manager is not required to render exclusive services to us or to the Picture. Our manager, the production team and the talent may hold interests in, and devote time to, other business ventures, including the production of other motion pictures and the organization of companies similar to ours, without any obligation to offer those opportunities to us. Conflicts of interest may arise in the allocation of our manager's time and attention, and may be resolved in a manner adverse to Investors.

Our manager may enter into transactions with itself and its affiliates, including Inspired Artists Productions, and is entitled to compensation and to non auditable expense reimbursement.

The Operating Agreement expressly authorizes the manager to enter into agreements with its own partners, members, shareholders and affiliates in connection with the Issuer's business, provided that such agreements are entered into in good faith and on terms no less favorable to the Issuer than if the other party were unrelated and at arm's length and for fair value. The production company, Inspired Artists Productions, and the Issuer, are under common control by the Manager. Issuer Investors are not members and have no right to enforce that covenant. The manager will be compensated under service agreements with the Issuer for services rendered in connection with the production of the Picture, may be accorded a profit participation under those agreements, may lend money to the Issuer and charge interest at a rate it determines in its own discretion, and is entitled to reimbursement of expenses on a non-auditable basis. Each of those arrangements reduces the amounts otherwise available for distribution to Investors.

We may incur debt secured by our assets and revenue, and lenders will be repaid ahead of Investors.

Our Operating Agreement permits our manager to borrow funds, take on debt and participate in crowdfunding to enable us to conduct our business, and to secure that indebtedness with our assets and income, including by granting lenders a security interest in them. Debt so incurred, together with any applicable premium, interest and fees, is repaid from Company Gross Revenue ahead of any recoupment by Investors. Investors themselves hold no security interest in the Picture, in the rights in it, or in the revenue stream derived from its exploitation.

Our manager may grant profit participations, deferments and bonus payments to third parties that reduce the amounts available to Investors.

Our manager is authorized to allocate profit participation to third parties providing rights, monies or services on or to the Picture, and to enter into agreements under which persons' rendering services, materials or facilities receive deferred amounts or a percentage participation in our revenue. Our manager may also commit to pay studios, distributors and other third parties out of revenues generated by the Picture at a point in the revenue stream prior to our receipt of Company Gross Revenue, including through flat fee arrangements, negative pickup deals or an outright sale of the Picture. Each of those arrangements may reduce, and in the aggregate may eliminate, the amounts otherwise payable to Investors.

The Issuer and Inspired Artists Productions, the production company for the Picture, are under common control with the Manager and the CEO of the Issuer, which may create a conflict of interest.

Inspired Artists Productions will act as the production company for the Picture. The Issuer expects to reimburse Inspired Artists Productions for development and production expenses incurred by Inspired Artists Productions on behalf of the Issuer in connection with the Picture, and Inspired Artists Productions may also lend funds to the Issuer. The Issuer currently estimates that such loans and expense reimbursements will total approximately $1,000,000 in the aggregate. The terms of any such loans, including any interest, have not been determined as of the date of this Form C. Any such loans would be debt of the Issuer, repayable out of Company Gross Revenue at the fourth priority of the Distribution Schedule, ahead of any amounts payable to Investors. This arrangement may create a conflict of interest.

Upon dissolution, the copyright in the Picture transfers to our manager.

Our Operating Agreement provides that if, upon our dissolution (8 years after the theatrical release of the Picture), the rights in the Picture and its underlying property have not been disposed of, all of our copyrights and ancillary copyright rights in the Picture automatically transfer to our manager, which assumes the related obligations. By its terms that assumption runs to repayment obligations owed to our members; it does not expressly extend to Recoupment Position Holders, and the liquidation waterfall likewise distributes to members by reference to positive capital account balances, which Investors do not have. Our duration is limited: we continue only until eight years after the theatrical release of the Picture, unless terminated or dissolved earlier. Investors have no vote on dissolution and no ability to prevent that transfer.

Our film could be subject to Piracy.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Company's business, because these products could reduce the revenue generated by the So Help Me God movie. Additionally, in order to contain this problem, the distributor of the So Help Me God movie may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the So Help Me God movie. If no embargoes or sanctions are enacted, or if other measures are not taken, the Company may lose revenue as a result of motion picture piracy. Any of these occurrences could have a material adverse effect on the So Help Me God movie's success.

We may face Intellectual Property infringement claims.

One of the risks of the entertainment business is the possibility that others may claim that the production of a project misappropriates or infringes the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. Any such assertions or claims may materially adversely affect the Company's ability to develop and finance its projects. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. The Company cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on the Company's ability to develop, produce and distribute projects.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the industry regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the industry.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our projects, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

If we were deemed an investment company, our business would be materially adversely affected.

We do not believe we are an investment company as defined in Section 3 of the Investment Company Act of 1940, on the basis that our business is to develop, produce and exploit a single motion picture rather than to invest, reinvest or trade in securities. If our activities, our holding of Offering proceeds pending selection of the Picture, or the characterization of our interests in any production entity were to result in our being deemed an investment company, we would be required to register under that Act or to restructure our operations, would become ineligible to rely on Section 4(a)(6) of the Securities Act, and could face rescission rights and regulatory action. Any of those outcomes would materially and adversely affect our business and the value of the Securities.

Risks Related to the Offering

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. This communication sent to Investors prior to the Offering is attached as Exhibit E. This communication may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits

available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) seven percent (7%) of any dollar amounts raised in the Offering. Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer Reserves the Right to Change the Escrow Agent at Its Sole Discretion, Which May Result in Delays or Operational Adjustments

The Issuer reserves the right, in its sole discretion, to replace the escrow agent at any time during the Offering. In the event of such a change, investor funds held in escrow may be transferred to a new escrow account with a different financial institution. Any such transition will be conducted in compliance with applicable laws and regulations; however, investors should be aware that a change in escrow agent may result in processing delays, modifications to administrative procedures, or other operational adjustments that could affect the timing of investment processing and disbursement of funds. The intermediary facilitating this offering assists in establishing and managing escrow accounts, including communicating with the escrow agent via API, and any transition to a new escrow agent may require adjustments to these processes.

Risks Related to the Securities

The Issuer intends to use an alternative method of providing an instruction called a Security Instruction Token.

The Issuer intends to use an alternative method of providing an instruction called a SIT, or such other designation as the SIT might be changed to from time to time, an ERC-1404 type token, to provide an additional method for the Investor to provide a notification directing the transfer of the Securities. SITs are not intended to be a digital representation of the Securities, nor is the Issuer required to mint or release the SITs.

After purchasing the Securities in the Offering, Investors may have the opportunity to receive SITs to their self-custodied Wallets by accessing the Investors' Republic Portfolio page, where there will be an option to receive SITs in the event that SITs are ultimately issued in connection with the Offering. The SITs may be issued before the lock up period is over, but there will be built-in restrictions to restrict the transfer of any SITs before the lock-up is over. Additionally, to receive SITs, the transferee will need to go through onboarding, and get their Wallets whitelisted (KYC/AML, etc.). If a transferee fails to meet these requirements, the transfer of SITs will be blocked until the requirements are met.

Subject to any applicable restrictions on transfers, the transfer of SITs may be one mechanism to do so subject to certain terms and conditions. SITs may be considered "securities" in the United States and are expected to be listed for transfer and exchange on securities marketplaces, including without limitation INX.

The Investor is responsible for creating and managing the Wallet on its behalf.

The Investor is responsible for creating a self-custody wallet that can be created by following the relevant instructions on republic.com.

Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Investor uses to receive and hold the SITs.

Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Investor uses to receive and hold the SITs, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s). If Investor's private key(s) or other access credentials are lost, Investor may lose access to the SITs.

If the Investor transfers Securities to another person by way of SITs or otherwise, then the New Holder is deemed to be bound by the terms of the Revenue Participation Agreement as an Investor for the period of time they hold such Securities.

If the Investor transfers Securities to another person by way of SITs or otherwise, then the New Holder is deemed to be bound by the terms of the Revenue Participation Agreement as an Investor for the period of time they hold such Securities and the Investor irrevocably and unconditionally undertakes to ensure that each New Holder, prior to the transfer of Securities to them, expressly agrees to be bound by the Revenue Participation Agreement as an Investor for the period of time they hold such Securities. By transferring any Securities, the Investor assigns all the Investor's rights, title and interest under the Revenue Participation Agreement to the recipient of those Securities or to the owner of the wallet to which the Investor transfers any SITs.

Investors will not have voting rights.

Investors are not equity holders of the Issuer and, therefore, have no voting rights. Thus, by participating in the Offering, Investors will not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the equity securities of the Issuer.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors are not equity holders of the Issuer.

Investors are not equity holders of the Issuer, will not become members of the Issuer, and will not have an ownership claim to the Issuer or to any of its assets. Investors will hold a Non-Member Recoupment Position, being a purely contractual right to receive distributions. Investors will have no capital account, no allocation of the Issuer's profits or losses, no right to receive a Schedule K-1, no right to vote on any matter, no right to participate in the management or control of the Issuer's business, no right to bring an action derivatively on behalf of the Issuer, and no right to exercise any remedy available to members under the Issuer's Operating Agreement or the New York Limited Liability Company Act.

Investors will recoup on a pro rata pari passu basis alongside capital contributed by our members, and their share will be reduced accordingly.

Under our distribution schedule, the return of capital at one hundred twenty percent (120%) is paid to our members and to the Recoupment Position Holders, including Investors, together on a pro rata pari passu basis in proportion to their respective contributions. The Investor's Share of Net Proceeds is likewise shared among our contributing members and the Recoupment Position Holders on a pro rata pari passu basis. Investors will receive no preference or priority over capital contributed by a member. Our manager may admit additional members and may accept capital contributions at any time, in its discretion and without the consent of Investors. Each such contribution increases the aggregate over which those amounts are shared and reduces the proportion attributable to each Investor.

Our manager's own contribution is recorded in our Operating Agreement as management services, and no value has been agreed for it. If a value were agreed, or if our manager were to make or be credited with a cash contribution, including by treating fees otherwise payable to it under a service agreement as a contribution, that amount would participate in the return of capital at 120% on a pro rata pari passu basis with Investors and would reduce the proportion attributable to Investors at that priority. Investors will have no right to approve or to value any such contribution.

Additional members and additional revenue participation interests will dilute Investors.

Our manager may admit additional members and may grant additional Non-Member Recoupment Positions at any time, in its discretion and without the consent of Investors. Each admission or grant increases the aggregate contributions over which the return of capital and the Investor's Share of Net Proceeds are shared, and therefore reduces the proportionate share attributable to each Investor. The Securities carry no anti-dilution protection and no preemptive or participation right.

Our members may approve a sale of the Picture or of substantially all of our assets, and Investors will have no vote on that decision.

Our Operating Agreement permits the sale, assignment, transfer, exchange or other disposition of the Picture, of the

rights in the Picture or of all or substantially all of our assets, and permits our merger, conversion or voluntary dissolution, in each case upon the written consent of members holding a majority of the interests in our company. Our manager currently holds all of those interests and may elect to add new members in the future. Investors are not members, will have no vote or consent right on any of those actions, and will have no appraisal, dissenters' or similar rights. A sale of the Picture could be made at a price, and on terms, that our manager considers acceptable but that produce little or no Company Gross Revenue after the deductions described under "The Securities," in which case Investors may receive nothing.

Investors have no security interest in the Picture or in the revenue derived from it.

The relationship between us and Investors is that of creditor and debtor. We are not a fiduciary or trustee of Investors. Investors will have no security interest, lien or other interest in the Picture, in the rights in the Picture or in the revenue stream derived from its exploitation, and we have no obligation to segregate any funds. We have the broadest possible latitude in the distribution of the Picture, the exercise of our judgment in good faith in all matters pertaining to distribution is final, and we will incur no liability based on a claim that we failed to realize receipts or revenue that could have been realized.

Payments to Investors depend entirely on our receipt of revenue, and we have no obligation to make any payment absent that revenue.

The Securities carry no stated return, no liquidation preference, no maturity date and no repurchase right. We have no obligation to pay any amount to Investors except out of Company Gross Revenue actually received or credited to us, and then only in accordance with the priorities described under "The Securities." Revenue is not treated as Company Gross Revenue unless it is non-refundable and received or credited in U.S. dollars in the United States or in an account available for remittance to the United States. If we do not have sufficient liquid assets, Investors will not be paid.

An investment in the Issuer's Securities could result in a loss of your entire investment.

An investment in the Issuer's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of our dissolution or bankruptcy, Investors hold neither a debt claim nor an equity claim and are unlikely to recover any proceeds.

The Securities are neither debt nor equity. In the event of our dissolution or bankruptcy, holders of the Securities will not be entitled to distributions as equity holders, and they hold no note, loan or other instrument evidencing indebtedness. Their claim is contractual and ranks behind the claims of our third-party creditors.

Upon liquidation, the proceeds of our assets are applied first to the costs of winding up, then to creditors in the order of priority provided by law, then to loans and advances made by members or their principals, and then to members in accordance with our distribution schedule and their positive capital account balances. Investors have no capital account. A court could characterize a claim under the Revenue Participation Agreement differently from the way it is described in this Form C, including by subordinating it to other claims. Investors are unlikely to recover any portion of their investment in those circumstances.

We may be required to register our equity securities with the U.S. Securities and Exchange Commission.

Pursuant to Section 12(g) of the Exchange Act, if, in any fiscal year, our total assets exceed $10 million and our equity securities are held of record by 2,000 or more persons (or 500 or more non-accredited investors), we will be required to register those securities with the SEC. Registration under Section 12(g) would require us to file a Form 10-12G within 120 days of the fiscal year-end in which the thresholds are exceeded. Once registered, we would be subject to ongoing public reporting obligations under Section 13 (annual and quarterly reports, current reports), Section 14 (proxy rules), and Section 16 (insider trading rules). Failure to register when required could result in SEC enforcement actions, penalties, and potential liability under the securities laws. Even if we later reduce our shareholder count below the thresholds, the SEC may treat such actions as an attempt to avoid registration obligations, which could violate anti-fraud provisions. Additionally, crossing these thresholds could trigger increased compliance costs, greater disclosure requirements, and heightened scrutiny from investors and regulators, potentially impacting our operations and market perception.

The underlying blockchain may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of SITs. If these technologies' security is compromised or if the protocols are subjected to attacks that frustrate or thwart access to and use of the SITs, secondary trading using SITs may be thwarted, which could seriously curtail the liquidity of the Securities and cause a decline in the market price of the Securities.

The SITs, and the networks, applications and other interfaces which will utilize it, as well as applications built upon the networks that will utilize it, are still in the early stages and are unproven, and there can be no assurances that the operation of the SITs will be uninterrupted or fully secure which may result in a complete loss of the SITs. Additionally, if the underlying blockchain or network is subject to unknown and known security attacks (such as double-spend attacks or other malicious attacks), this may materially and adversely affect the Issuer's reputation, even though the Issuer is not responsible for the attacked network. In any such event, Investors may lose all of their investment.

Real or perceived errors, failures, or bugs in the SITs, or in the software or systems of third-party developers utilizing the SITs, could adversely affect the Issuer and the value of the Securities.

Real or perceived errors, failures, vulnerabilities, or bugs in the SITs or in the software or systems of third-party developers utilizing the SITs, could harm the value of the Issuer and the Securities. Errors, failures, vulnerabilities, or bugs may occur and may cause errors or failures that cause SITs to be transferred without proper permissions, affecting the liquidity and effectiveness of resale of Securities via SITs. The Issuer will take all efforts to prevent such occurrences and will strive to ultimately maintain proper ownership records even in the event of fraudulent activity that results in an unauthorized transfer of an SIT, but there is a risk that such unauthorized transfers may be irreversible, perhaps because of local laws or otherwise. Any such errors, failures, vulnerabilities, or bugs may not be found until after the SITs have been deployed on a network, which could result in negative publicity, a decrease in user and developer satisfaction or adoption, loss of competitive position, or claims from third parties. We may not be able to promptly resolve these problems, if at all. Any of these incidents could materially and adversely harm the Issuer and the Securities.

The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and there may be adverse tax consequences for Investors upon certain future events.

The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and each Investor must seek its own tax advice in connection with a purchase of the Securities as described herein. The Issuer has not requested a ruling from any tax authority regarding the tax treatment of the Securities. Acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs may result in adverse tax consequences to Investors, including

liability for withholding taxes and income taxes and responsibility for complying with certain tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own tax advisors with respect to the tax treatment of acquiring, holding, selling, exchanging, or otherwise disposing of the Securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Our investor perks are delivered by third parties we do not control, and they may be changed, substituted or not delivered at all.

Most of the perks we describe are to be delivered by persons other than us, including the producers, financiers and distributors, and third-party venues. We are not party to an agreement with each of those persons obligating delivery, and we have no right to compel any of them to perform. None of these individuals or entities are members or the Manager of the Issuer.

We have committed only to use best efforts. A perk may be changed, substituted for a comparable perk, delayed to follow the production schedule, capped by available capacity or not delivered at all. Investors must not invest in reliance on receiving any perk, and no failure to deliver a perk gives an Investor any right to cancel an investment, to a refund or to any payment from us.

Screen credits offered as perks are controlled by the Picture's financing, distribution and guild requirements, and we cannot guarantee that any credit will be awarded.

We describe special thanks, Associate Producer and Executive Producer credits among the perks. Credits on a motion picture are controlled by the financing, distribution and completion documents for that picture and, where guild agreements apply, by the applicable guild credit rules, and producing credits are further subject to guild determination procedures. A distributor, a financier, a completion guarantor or a guild may withhold approval of a credit, may limit the number of credits of a given kind or may require that a credit be removed.
We do not control those approvals, we have not obtained them, and we will not obtain them until the Picture is financed and set up for distribution. A credit offered as a perk may not be awarded, and its absence will not entitle an Investor to any remedy against us.

The cost of providing perks reduces the proceeds available to develop and produce the Picture.

We pay for the perks out of our own funds, which consist principally of the proceeds of this Offering. Event capacity, premiere and set-visit logistics, printed and physical items, fulfilment and shipping each carry cost. Those costs are not a cost of producing the Picture. At the Target Offering Amount we will raise $75,000, of which $15,000 is payable to the Intermediary before any proceeds reach the Picture. Perk costs further reduce any remaining proceeds.

Our perks vary with the amount of an investment and may encourage Investors to invest more than they otherwise would.

The perks are tiered by the amount invested. That structure is designed to reward larger commitments and may influence an Investor to commit a larger amount than the Investor would on the merits of the investment alone. The perks have no cash value, are not transferable and do not change the terms of the Securities. The investment limits that Regulation CF imposes on each Investor apply regardless of the perk tier selected, and it is each Investor's obligation to observe them. An Investor should evaluate this Offering on the terms of the Securities and not on the perks.

We are responsible for administering the investor perks, and that administration will consume our management time and our funds.

We, and not the Intermediary or any other person, are responsible for administering every perk we offer. That administration includes determining each Investor's eligibility and tier, tracking investment amounts, maintaining the records on which eligibility depends, obtaining and verifying delivery information from Investors, procuring,

producing and shipping physical items, coordinating event capacity, admissions and scheduling with third parties, responding to Investor inquiries and complaints, and handling any information reporting associated with a perk.

We have no employees. Our manager is our only officer, and he performs these functions himself or engages and pays contractors and vendors to perform them. The cost of that administration is borne by us and reduces the proceeds of this Offering available to develop and produce the Picture. The time our manager devotes to perk administration is time not devoted to the Picture. If we administer a perk incorrectly, fail to deliver a perk we have offered or mishandle a drawing or Investor information, we may be exposed to claims by Investors and to regulatory or platform consequences, and any resulting cost would further reduce the amounts available to Investors.

The Revenue Participation Agreement requires disputes to be resolved by binding arbitration in New York, New York, and Investors waive the right to a trial by judge or jury.

Under the Revenue Participation Agreement, any claim, controversy or dispute regarding the Revenue Participation Agreement, including any breach or interpretation of it, must be settled by binding arbitration in New York, New York before Judicial Arbitration and Mediation Services, conducted under its Streamlined Rules and Procedures. New York law governs the construction and interpretation of the Revenue Participation Agreement, and the parties consent to the jurisdiction of the courts in New York County, New York.

By purchasing the Securities an Investor gives up the right to have a dispute with us heard by a judge or jury and gives up rights of appeal. Arbitration may limit discovery, is generally not public and does not permit class or consolidated proceedings. An Investor who resides outside New York will be required to pursue any claim in a forum that may be inconvenient and costly, which may discourage the Investor from pursuing a claim at all. These provisions do not apply to claims arising under the federal securities laws, compliance with which cannot be waived.

The terms of the Securities can be amended without your consent, and an amendment that binds you may not be in your best interest.

The Revenue Participation Agreement may be amended, terminated or waived with the written consent of us and either the Lead or the holders of a majority in interest of the Participation Interests. The Lead is the Investor holding the largest Participation Interest in this Offering. An Investor who is not the Lead and who does not hold a majority in interest has no ability to approve or to block an amendment, and an amendment adopted in that manner binds every Investor and every subsequent holder of the Securities whether or not that Investor consented to it, voted against it or signed the instrument effecting it.

The Revenue Participation Agreement protects you only against an amendment that by its terms treats you worse than the other holders of Participation Interests, or that increases your obligations or requires you to contribute additional capital. It does not protect you against an amendment that applies to all holders alike. An amendment that reduces the return of capital at one hundred twenty percent (120%), changes the Investor's Share of Net Proceeds, defers or subordinates payment, or alters the restrictions on transfer or the dispute resolution provisions is effective against you without your consent so long as it applies to all holders on the same terms. Neither the Lead nor the holders of a majority in interest owes any duty to the other Investors in deciding whether to consent, and their interests may differ from yours.

You also irrevocably appoint us, our manager and any executive officer of ours as your attorney-in-fact, coupled with an interest, to sign in your name not only the amendment itself but any restated agreement, supplement, joinder, consent, certificate or other document needed to carry it out, together with any related governmental filing. That power reaches every matter within the scope of an amendment the Lead or the holders of a majority in interest have consented to in writing, and once that consent is given the amendment takes effect against you without any further act or signature of yours. The power is durable and irrevocable and survives your death, incapacity, dissolution or bankruptcy and any transfer of your Securities. Our manager will hold consent rights over specified actions we take, so the persons authorized to sign on your behalf have economic interests of their own that may differ from yours. You will have no appraisal, dissenters' or similar right, no right to have your Securities repurchased and no right to a refund on account of an amendment. By purchasing the Securities you agree to be bound by any amendment adopted in this manner.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Albert Townsend Movie, LLC (the "Company") was formed for the development, financing, production, and distribution of the feature film "So Help Me God." The Company serves as the entity through which all activities related to the film are conducted, including raising capital through crowdfunding, development and pre-production activities, principal photography, post-production, and distribution. Inspired Artists Productions, an entity under common control with Douglas Scheidet, the Issuer's Manager and CEO, will act as the production company for the Picture.

The Issuer was formed as a New York limited liability company on December 11, 2024, and is headquartered in Huntington Station, New York. The Issuer's website is https://www.inspiredartistsproductions.com.

Business Plan

The Company's mission is to develop, finance, produce and distribute the feature film "So Help Me God," an epic Civil War film based on the true story of Sergeant Albert Townsend, a young man from Flushing, New York, who joined the Union Army after hearing Frederick Douglass speak. His journey through love, brotherhood, sacrifice, and courage unfolds against the backdrop of a divided nation, culminating in a campaign to award him the Medal of Honor. Brought to life through the dedicated research of Townsend's great-great-grandchildren, Douglas and Robert Scheidet, and developed by a team of exceptional writers, producers, and military historians, this groundbreaking film not only honors Albert and the "Bad Boys of Flushing," but also delivers a powerful reminder of unity in times of national divide—echoing the timeless words, "A house divided against itself cannot stand."

The Company's sole business is the one-time production and subsequent commercial exploitation of the feature film "So Help Me God," an epic Civil War drama in the tradition of "Glory," "The Patriot," and "Black Hawk Down," intended for theatrical release followed by traditional distribution windows (streaming, video-on-demand, international, and ancillary licensing). The Company expects to generate revenue by selling and licensing distribution rights to the film across these windows, together with tax credit incentives available in its production jurisdictions.

The capital we raise here will empower us to further develop, finance, produce and distribute this feature film.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
So Help Me God Movie	Civil War film based on the true story of Sergeant Albert Townsend, a young man from Flushing, New York, who joined the Union Army after hearing Frederick Douglass speak	Not yet in market. The Issuer intends to exploit the theatrical, Picture streaming, through home entertainment, television, foreign and ancillary distribution channels. The expected audience will be movie goers and those interested in the Civil War and/or fiction genres.

Competition

The film industry in which our product will compete is highly competitive. We will compete against films produced by many large and small companies, including well-known global competitors. We will also compete against content creators across the non-fiction and fiction genres.

Customer Base

The Issuer has no customers as of the date of this Form C and is pre-operational. The Issuer's customers are expected to be motion picture distributors, streaming platforms, broadcasters, foreign sales agents and other licensees that acquire rights to exhibit or exploit the Picture, and, following release, the audience for the Picture. Our primary

audience will be movie goers focused on entertainment. Also, Civil War buffs and historians and people interested in fiction genres will also be interested in this movie.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer currently does not have any registered patents or trademarks. Inspired Artists Productions does hold a Copyright on "So Help Me God" through the Writers Guild of America (WGA), which has yet to issue a registration number. Inspired Artists Productions intends to assign the copyright rights to the Issuer in the near future. The Issuer also intends to register the copyright with the US Copyright Office.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	20%	$15,000	7%**	$70,000
Development, Financing, Producing and Distributing the Film (1)	80%	$65,000	93%	$930,000
Total	**100%**	**$75,000**	**100%**	**$1,000,000**

*Excludes onboarding fees of $15,000.00.
**Pursuant to the agreement between the Issuer and the Intermediary, the Issuer shall pay to the Intermediary a cash fee equal to the greater of (A) $15,000.00 or seven percent (7%) of any amounts raised. Additionally, this figure excludes fees to the Company's advisors, such as attorneys and accountants.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) Development, Financing, Producing and Distributing the Film: These proceeds will be used for the development, financing, production, and distribution of the feature film "So Help Me God," including but not limited to script and story development, pre-production and casting, principal photography, post-production (editing, visual effects, sound, and score), and marketing and distribution costs, together with capital raised from private investors and available tax credits and pre-sales to complete the Issuer's approximately $30-40 million production budget.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Douglas Scheidet	Founder, CEO, President and Managing Member	Founder, CEO, President and Managing Member of Albert Townsend Movie, LLC, 2024 – Present. Responsible for sales, operations, and general CEO responsibilities.
Lawrence Litzky	Senior Vice President	Senior Vice President of Albert Townsend Movie, LLC, 2024 – Present. Responsible for information technology support and scheduling.

Biographical Information

Douglas Scheidet: Douglas is the Founder, CEO, President and the Managing Member of the Issuer. Douglas is highly regarded as a dynamic leader with vision. He has the ability to inspire others and is always at the forefront of trends. In his latest project, Inspired Artists Productions, Douglas has assembled an award-winning team to tell his family story through the film, “So Help Me God”, and is committed to bringing exceptional films to a diverse audience.

Lawrence Litzky: Lawrence is the Senior Vice President of the Issuer. As Senior Vice President, Lawrence brings a strong background in communications, development, and events to Inspired Artists Productions, where he joined from the studio’s beginnings, first as an investor, before lending his institutional business experience to help guide and shape the company’s creative and business direction. Working closely with Founder & CEO Douglas Scheidet, he plays a key role in evaluating talent, industry partnerships, and new business opportunities for the studio’s film slate, including “So Help Me God.”

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's capital structure consists of Membership Interests, all of which are issued and outstanding (the "**Membership Interests**"). The Securities offered hereby are not Membership Interests and do not form part of the Issuer's equity capital structure.

Outstanding Equity Interests

As of the date of this Form C, the Issuer's outstanding Equity Interests consist of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	Voting Rights in proportion to Percentage Interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Membership Interests share in the return of capital at 120% on a pro rata pari passu basis with the Securities, and share in the Investor's Share of Net Proceeds on a pro rata pari passu basis with the Securities, in each case in proportion to capital contributed. The Membership Interests therefore dilute the amounts payable in respect of the Securities. The Issuer may issue additional Membership Interests at a later date.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Issuer has no outstanding debt.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Douglas Scheidet	100% of the Membership Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 30, 2026, the Issuer had an aggregate of $0 in cash and cash equivalents. The Issuer has not commenced operations and has not been capitalized. The Issuer intends to be capitalized through the proceeds of this Offering and through other sources of capital. Because the Issuer has no operating history, no revenue and no operating expenses incurred to date, a measure of runway calculated by dividing cash-on-hand by average monthly net loss is not meaningful. The Issuer's ability to fund development and production of the Picture depends entirely on the completion of this Offering and on those other sources of capital.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. The Issuer has no revenue, no committed financing, and no source of liquidity other than the proceeds of this Offering and any capital contributed by its members (current or future). If the Target Offering Amount is not raised, or if the amount raised is materially less than the Maximum Offering Amount, the Issuer will not have sufficient capital to fund development and production of the Picture and will be required to seek additional financing on terms that may be unavailable or unfavorable

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future. A production budget for the Picture has not been finalized, but is expected to be between $30 and $40 million dollars. The Issuer has no commitments or revenue sharing arrangements in place with any other party, other than as described in this Form C.

Valuation

The Intermediary has ascribed no pre-Offering valuation to the Issuer. The Securities are not convertible into equity, carry no valuation cap and are priced arbitrarily. The Issuer makes no representation as to the reasonableness of the price of the Securities. The Securities are a contractual right to a share of revenue and not an equity interest, so they are not valued by reference to the enterprise value of the Issuer. In any subsequent corporate action, and for purposes of any transfer, the Securities would be expected to be valued by reference to the present value of the distributions a holder could reasonably expect to receive under the priorities described under "The Securities," discounted for the risk that the Picture is not completed, released or exploited, for the absence of any market for the Securities, and for the transfer restrictions to which they are subject. Other methods that may be used include a multiple of comparable motion picture revenue participations, an appraisal of the Picture and the rights in it, or the price established in an arm's-length sale of the Picture. Each of those methods depends on assumptions that cannot be tested until the Picture is completed and released, and none of them establishes that the Securities have any value at the time of purchase..

Trends and Uncertainties

After reviewing the Form C, potential Investors should consider whether achievement of the Issuer's goals will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in achieving these goals and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	N/A	100% (1 holder)	N/A	December 11, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) The Company and Inspired Artists Productions are under common control with the Manager and the CEO of the Issuer. Inspired Artists Productions will act as the production company for the Picture. The Issuer expects to reimburse Inspired Artists Productions for development and production expenses incurred by Inspired Artists Productions on behalf of the Issuer in connection with the Picture, and Inspired Artists Productions may also lend funds to the Issuer. The Issuer currently estimates that such loans and expense reimbursements will total approximately $1,000,000 in the aggregate. The terms of any such loans, including any interest, have not been determined as of the date of this Form C. Any such loans would be debt of the Issuer, repayable out of Company Gross Revenue at the fourth priority of the Distribution Schedule, ahead of any amounts payable to Investors.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.inspiredartistsproductions.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Albert Townsend Movie, LLC
(Issuer)

By:/s/ Douglas Scheidet
(Signature)

Douglas Scheidet
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Douglas Scheidet
(Signature)

Douglas Scheidet
(Name)

Manager
(Title)

October 15, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ALBERT TOWNSEND MOVIE, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (DECEMBER 11, 2024) TO DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Albert Townsend Movie, LLC
New York, New York

We have reviewed the accompanying financial statements of Albert Townsend Movie, LLC (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2025, and the period from inception (December 11, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

August 14, 2026
Calabasas, CA 91302

ALBERT TOWNSEND MOVIE, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ -	$ -
Total Current Assets	**-**	**-**
Total Assets	**$ -**	**$ -**
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities	**-**	**-**
MEMBERS' EQUITY		
Members' Equity	-	-
Total Members' Equity	**-**	**-**
Total Liabilities and Members' Equity	**$ -**	**$ -**

See accompanying notes to financial statements.

ALBERT TOWNSEND MOVIE, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

	Year Ended December 31, 2025	For the Period from Inception (December 11, 2024) to December 31, 2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Production Expense	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	-	-
Research and Development	-	-
Selling and Marketing	-	-
Total Operating Expenses	**-**	**-**
Operating Income/(Loss)	**-**	**-**
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) Before Provision for Income Taxes	**-**	**-**
Provision/(Benefit) for Income Taxes	-	-
Net Income/(Net Loss)	**$ -**	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Inception date- December 11. 2024	**$**	**-**
Net income/(loss)		0
Balance—December 31, 2024	**$**	**-**
Net income/(loss)		0
Balance—December 31, 2025	**$**	**-**

See accompanying notes to financial statements.

ALBERT TOWNSEND MOVIE, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

(USD $ in Dollars)	Year Ended December 31, 2025	For the Period from Inception (December 11, 2024) to December 31, 2024
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$ -	$ -
Net Cash Provided/(Used) in Operating Activities	**-**	**-**
Change in Cash	**-**	**-**
Cash —Beginning of The Year	-	-
Cash—End of The Year	**$ -**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Albert Townsend Movie, LLC was formed on December 11, 2024, in the state of New York. The financial statements of Albert Townsend Movie, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York.

Albert Townsend Movie, LLC (the "Company") was formed for the development, financing, production, and distribution of the feature film "So Help Me God." The Company serves as the entity through which all activities related to the film are conducted, including raising capital through crowdfunding, development and pre-production activities, principal photography, post-production, and distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of December 31, 2025:

As of December 31, 2025	
Member's name	**Ownership percentage**
Douglas Scheidet	100.0%
TOTAL	**100.0%**

The Company is a single-member limited liability company and is managed by its sole member, Douglas Scheidet, who owns 100% of the membership interests in the Company. The sole member has full authority to manage and control the business and affairs of the Company. The member may make capital contributions to the Company at his discretion but is not obligated to make additional capital contributions. No interest accrues on capital contributions. Distributions may be made to the member at such times and in such amounts as determined by the member, subject to the Company maintaining sufficient assets to satisfy its obligations.

4. INCOME TAXES

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of December 31, 2025, the Company had no examinations in progress.

5. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2025 and 2024.

7. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

8. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

EXHIBIT B

Revenue Participation Agreement between Investor and Issuer

ALBERT TOWNSEND MOVIE, LLC

REVENUE PARTICIPATION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "**ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Revenue Participation Agreement (this "**Agreement**") is made effective as of the date set forth on the Investor Signature Page hereto and is entered into by and among Albert Townsend Movie, LLC, a New York limited liability company (the "**Company**"), and the undersigned party ("**Investor**" or "**Purchaser**").

The parties hereby agree as follows:

1. The Offering.

1.1. The Company seeks to raise up to $1,000,000 by selling revenue participation interests related to the Picture (as defined below) (collectively, the "**Participation Interests"** or the "**Securities**") in a Regulation CF offering (the "**Offering**") for a purchase price of $1.00 per Participation Interest. The Offering is being conducted pursuant to Section 4(a)(6) of the Act and Regulation CF under the JOBS Act of 2012, subject to the Company's Form C dated as of October 14, 2026, as amended from time to time (the "**Form C**"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Form C. The Investor understands that the Offering is being made without registration of the Securities under the Act.

1.2. The Investor's "**Participation Percentage**" is equal to the Investor's Participation Purchase Price (as set forth in the Investor Signature Page) divided by the aggregate price of Participation Interests sold in this Offering, including any securities commission paid to the intermediary OpenDeal Portal LLC (the "**Intermediary**"), expressed as a percentage.

1.3. Each Investor holding Participation Interests is a Recoupment Position Holder under the Company's limited liability company operating agreement, as amended (the "**Operating Agreement**"), and holds a Non-Member Recoupment Position. This Agreement is the written agreement with the Company pursuant to which that Non-Member Recoupment Position is held. The Securities are not Membership Interests or Economic Interests in the Company, Investor is not a Member of the Company, and Investor has none of the rights of a Member under the Operating Agreement or the LLC Act. Capitalized terms used but not defined in this Agreement or in the Form C have the meanings given to them in the Operating Agreement.

1.4. The Offering is being undertaken in order to develop, finance, package, produce, distribute, market and otherwise exploit the feature film "So Help Me God" (the "**Picture**").

1.5. Upon the closing of the Offering, the Company shall apply the proceeds of the Offering in the manner described under "Use of Proceeds" in the Form C and otherwise to the development and production of the Picture in accordance with an approved production budget. The Company will use commercially reasonable efforts to raise the additional production financing required to produce the Picture and, further, to distribute or otherwise exploit the Picture. The Company is a single-picture production vehicle and does not intend to develop or produce any other motion picture.

2. Purchase and Sale of Securities; Closing.

2.1. Purchase and Sale. The Company agrees to issue, sell and deliver to Investor, and Investor agrees to purchase from the Company, the number of Participation Interests set forth in the Investor Signature Page in exchange for the Participation Purchase Price.

2.2. Acceptance of Investment Commitments. Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment hereunder. Investment commitments will be deemed accepted only upon written confirmation by the Company. If the Company rejects all or a portion of any investment commitment hereunder, the applicable prospective Investor's funds will be returned without interest or deduction. The Closing (as defined below) shall occur in accordance with Section 2.3 below.

2.3. Closing.

2.3.1. The closing of the purchase and sale of the Securities shall take place on or around the Offering Deadline or at such earlier time as set by the Company under the Form C (the "**Closing**").

2.3.2. If the Company sets a Closing earlier than the Offering Deadline, Company shall send a notice five (5) days prior to the Closing to all investors who have committed to invest in the Offering, granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if Company will continue to accept commitments up to the Closing and Offering Deadline.

2.3.3. The Company may make intermediate closings prior to the Offering Deadline in accordance with the Form C.

2.3.4. Payment for the Securities shall be received by the escrow agent identified in the Form C (the "**Escrow Agent**") from Investor by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount of the Participation Purchase Price. Upon the Closing, the Escrow Agent shall release such funds to the Company. Investor shall receive notice and evidence of the entry of the number of Securities owned by Investor reflected on the books and records maintained pursuant to the applicable holding arrangement described in Section 4, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

3. **Investment Returns.**

3.1. For the avoidance of doubt, Investor shall be eligible to recoup its Participation Purchase Price and receive returns, on a pro rata and pari passu basis with each other investor in the Offering, solely out of Company Gross Revenue, if any, and solely in accordance with the Distribution Schedule, as follows:

3.1.1. **Investor Return.** For purposes of Section 6.1A of the Operating Agreement, the agreed return multiple is one hundred twenty percent (120%), and Investor's Recoupment Amount is an amount equal to one hundred twenty percent (120%) of the Participation Purchase Price. The Recoupment Amount is payable out of Company Gross Revenue at the seventh priority of the Distribution Schedule set forth in Section 3.2 below, being a return to the Members as set forth in Exhibit A to the Operating Agreement and to the Recoupment Position Holders, on a pro rata pari passu basis.

3.1.2. **Back-end Compensation.** In full consideration for the Participation Purchase Price, and subject to the Company's receipt in full of the Participation Purchase Price, Investor shall also be entitled to share in the Investor's Share of Net Proceeds under the Distribution Schedule, being fifty percent (50%) of Net Proceeds payable to the Members (including any Manager, as applicable) who provided a Cash Capital Contribution and/or Other Capital Contribution to the Company and to the Recoupment Position Holders, on a pro rata pari passu basis in proportion to their respective Cash Capital Contributions or, in the case of Recoupment Position Holders, their cash contributions. Each Investor shall be entitled to a share of the amounts payable to Recoupment Position Holders equal to such Investor's Participation Percentage multiplied by the aggregate amount payable to Recoupment Position Holders. The Company makes no representation that the Picture will generate any, or any particular amount of, Company Gross Revenue or Net Proceeds.

3.2. Distribution Schedule.

3.2.1. The following is the Distribution Schedule set forth at Exhibit C to the Operating Agreement, reproduced in its entirety and without modification. References in this Section 3.2 to the "Project" are references to the Picture.

3.2.2. "**Company Gross Revenue**" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

3.2.3. First, collection account management costs and fees, if any;

3.2.4. Second, a residuals reserve as required in order to comply with SAG-AFTRA, DGA, WGA and IATSE guild requirements, if any, but only to the extent such residuals are not directly assumed and/or paid by a distributor;

3.2.5. Third, to the extent not yet paid, and to the extent applicable, distribution fees and distribution costs (including, without limitation, marketing expenses, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Project (e.g. producer representatives, sales advisors, etc.);

3.2.6. Fourth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and/or fees in connection therewith, until all such debt has been repaid in full;

3.2.7. Fifth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Project to attend premieres, film festivals and film markets, etc.);

3.2.8. Sixth, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Project, all costs of auditing any distributor of the Project of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary Reserve for the Company to cover anticipated expenses not yet charged to the Project, which such Reserve the Company shall liquidate in a timely fashion in accordance with industry custom;

3.2.9. Seventh, a return to the Members as set forth in Exhibit A and to the Recoupment Position Holders, in the amount of one hundred and twenty percent (120%) of the Cash Capital Contributions and/or Other Capital Contributions made by each such Member (including any Manager, as applicable) or the cash contributions made by each such Recoupment Position Holder, as applicable, on a pro rata pari passu basis;

3.2.10. Eighth, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. box office bonuses, SVOD bonuses, music license step deals, etc.), as and when due, if any;

3.2.11. Ninth, payment of any Deferments, if any, on a pro rata pari passu basis until all such Deferments are paid in full; and

3.2.12. Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "**Net Proceeds**", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Net Proceeds shall be payable, on a pro rata pari passu basis to (a) fifty percent (50%) collectively to the Manager in accordance with the Manager's Percentage Interest (the "**Producer's Share of Net Proceeds**"), which amount shall be reducible on a point-by-point basis by all profit participations granted to third parties providing services on the Project in accordance with their respective service agreements; and, (b) fifty percent (50%) to the Members (including any Manager, as applicable) who provided a Cash Capital Contribution and/or Other Capital Contribution to the Company and to the Recoupment Position Holders, on a pro rata pari passu basis in proportion to their respective Cash Capital Contributions (or, in the case of Recoupment Position Holders, their cash contributions(the "**Investor's Share of Net Proceeds**"). For purposes of clarification, Net Proceeds shall not exceed 100%.

3.2.13. "**Company Gross Revenue**" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Project and all customary ancillary and subsidiary rights therein (including from merchandising, but excluding any income from the exploitation of sequel, remake or other Subsequent Production Rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is calculated after all bona fide refunds, credits, Tax Incentives, allowances, rights fees (if any), discounts and adjustments. So-called "soft monies" shall be deemed "Company Gross Revenue" to the extent not used to offset the Picture budget or lent against.

3.2.14. Creditor-Debtor: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Project or the revenue stream derived from the exploitation of the Project. Company makes no representation that the Project will be released or that the Project will be successful enough that it will generate any amount of Net Proceeds and/or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Project, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

3.3. Payments to Investor.

3.3.1. Any recoupments and returns to which Investors are entitled will be paid to Investors on a quarterly basis for the first three (3) years following the close of the Offering. The first quarterly payment will commence within ninety (90) days following the first day of principal photography of the Picture. Subsequent payouts will continue during the three (3) year period on a quarterly basis provided that Company is in receipt of monies to which Investors are entitled. Thereafter payments, if any, will continue on an annual basis.

3.3.2. In order to receive entitled payouts, the Investor must create and provide a Republic Wallet address that will be used to receive payments. The Investor recognizes that this mechanism is the sole and exclusive means to receive payment and that no payment can be distributed without the Investor's provision of a Republic Wallet address. Republic Wallet addresses can be created by following the relevant instructions on republic.com.

3.4. Transferability

3.4.1. Blockchain Instruction Tokens. Within one hundred and eighty (180) days of the Closing, the Investor may be able to receive one digital blockchain token (each, a "**Blockchain Instruction Token**" or "**BIT**") in respect of each Participation Interest held by or for the benefit of the Investor, to the Investor's eligible wallet address on the applicable blockchain. The Company has the right, but not the obligation, to mint and distribute BITs to or for the benefit of Investors. BITs, if issued, may serve as a technological means of providing (a) an instruction to the Company or its transfer agent (the "**Transfer Agent**") to register a transfer of the corresponding

Security, where the Security is registered directly in the name of the Investor, or (b) an entitlement order or other instruction to a Custodian holding the corresponding Security for the benefit of the Investor, where the Security is held through a custodial or nominee arrangement. A BIT does not independently determine record ownership of the corresponding Security. Ownership of, and rights with respect to, the corresponding Security will be determined in accordance with the applicable holding arrangement described in Section 4.

3.4.2. Transfers. If an Investor transfers any Security to another person (a "**New Holder**"), whether pursuant to an instruction provided through a BIT or otherwise, such transfer will be subject to applicable law, this Agreement and the procedures applicable to the holding arrangement described in Section 4. A New Holder will be bound by the terms of this Agreement as an Investor for so long as the New Holder holds the applicable Security or security entitlement. As a condition to giving effect to any transfer, the Company, Transfer Agent or Custodian, as applicable, may require the New Holder to provide such information and documentation, complete such verification procedures and expressly agree to be bound by this Agreement as may reasonably be required. Upon the effectiveness of the transfer under the applicable holding arrangement, the transferring Investor assigns to the New Holder all of the transferring Investor's rights, title and interest under this Agreement with respect to the transferred Security or security entitlement.

3.4.3. BIT Ownership Treatment. Ownership or control of a BIT or the wallet in which a BIT is held will not, by itself, establish record ownership of, or a security entitlement with respect to, the corresponding Security. The ownership and rights of an Investor with respect to a Security will be determined by the books and records maintained pursuant to the applicable holding arrangement under Section 4, including, as applicable, the records of the Transfer Agent or Custodian. Neither the Company, the Transfer Agent, the Custodian nor any other person will be liable for treating the person reflected in such applicable books and records as the owner of, or entitlement holder with respect to, the corresponding Security, except as otherwise required by applicable law or ordered by a court of competent jurisdiction.

3.4.4. Written Notice. To the extent applicable law requires an instruction, notice or other writing in connection with a transfer of any Security or security entitlement, such requirement may be satisfied by an electronic record of the applicable transaction on the Republic platform or by the transfer of the corresponding BIT on the applicable blockchain, in each case to the extent such transaction constitutes a valid instruction, entitlement order or other notice under the applicable holding arrangement described in Section 4 and in accordance with the applicable procedures of the Company, Transfer Agent or Custodian

3.4.5. Voidability. Notwithstanding any other provision in this Section 3.3, the Company, Transfer Agent or Custodian, as applicable, may decline to register, recognize or otherwise give effect to any purported transfer of Securities, security entitlements or corresponding BITs that it reasonably believes to be unlawful, unauthorized, fraudulent or otherwise inconsistent with applicable law, this Agreement, applicable transfer restrictions or the procedures governing the applicable holding arrangement. The Company, Transfer Agent or Custodian, as applicable, may take such actions with respect to any corresponding BIT as are reasonably necessary to reflect the applicable books and records, including restricting, cancelling or reissuing a BIT where permitted by the applicable blockchain functionality and applicable procedures.

4. Holding and Registration of Securities

4.1. Direct Registered Holding. If the Securities are held directly by Investors, the Securities will be issued as uncertificated securities in book-entry form and registered on the books and records maintained by the Transfer Agent in the name of the applicable Investor or its permitted assigns. The Transfer Agent will maintain the official record of ownership of the Securities and will record issuances and transfers of the Securities in accordance with applicable law and its applicable procedures. In such case, a transfer of a BIT may constitute an instruction to the Company or Transfer Agent to register a corresponding transfer of the applicable Security, but the BIT and the applicable blockchain records will not independently constitute the official record of ownership of the Security.

4.2. Indirect Holding Through Custodian. If the Company determines that the Securities will be held through a Custodian, the Company and Investor appoint and authorize BitGo Bank & Trust, National Association, together with its successors and assigns (the "**Custodian**"), for the benefit of Investor, to hold the Securities in registered form in the Custodian's name or in the name of its nominee for the benefit of Investor and Investor's permitted assigns.

The Securities will be issued in uncertificated, book-entry form. The Company will cause the Securities to be registered in the name of the Custodian or its nominee, and the Custodian will hold the Securities for the benefit of Investor through the applicable securities account or other custodial arrangement maintained by the Custodian. The Custodian may acquire the Securities as a "protected purchaser" within the meaning of Section 8-303 of the applicable Uniform Commercial Code, and Investor may acquire a "security entitlement" with respect to the Securities in accordance with Article 8 of the applicable Uniform Commercial Code and the applicable custody or account agreement.

Investor authorizes the Company to cause the Securities to be registered in the name of the Custodian or its nominee and agrees to establish and maintain such account and enter into such custody, account or other agreement as the Custodian may require. The rights and obligations of Investor and the Custodian with respect to such account, the Securities and any related security entitlement will be governed by the applicable agreement between Investor and the Custodian.

If BITs are issued in respect of Securities held pursuant to this Section 4.2, a transfer of a BIT may constitute an entitlement order or other instruction to the Custodian with respect to the corresponding Security or security entitlement, in accordance with the Custodian's applicable procedures. The Custodian may, in accordance with the applicable custody or account agreement, assign or delegate its rights or obligations and transfer the Securities to any permitted successor, assign, affiliate or nominee without the consent of Investor or the Company.

4.3. Applicable Holding Arrangement. The Company may determine the holding arrangement applicable to the Securities, provided that the applicable arrangement will be disclosed to Investors and reflected in the books and records maintained with respect to the Securities. The Company may transition the Securities from one permitted holding arrangement to another, subject to applicable law and such procedures, agreements and actions as may be required by the Transfer Agent, Custodian or other applicable service provider.

5. **Representations, Warranties and Covenants.**

5.1. By Company. As of the Closing, the Company hereby represents, warrants and covenants to Investor that:

5.1.1. Company is duly formed and validly existing under the laws of the state of New York, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by Company of its business as it is currently being conducted.

5.1.2. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

5.1.3. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (c) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

5.1.4. Assuming the accuracy of Investor's representations and warranties set forth below, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (a) for such filings as may be required under Regulation CF promulgated under the Act, or under any applicable State Securities Laws, (b) for such other filings and approvals as have been made or obtained, or (c) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5.1.5. The Company makes no representation, warranty, guarantee or assurance of any kind or nature whatsoever, express or implied, with regard to the Participation Interests or the Company's business (including any representation, warranty, guarantee or assurance of future earnings, likelihood of success or future prospects).

5.1.6. If the Securities are held through the Custodian pursuant to Section 4.2, the Company authorizes the Custodian to hold the Securities in registered form in its name or the name of its nominee for the benefit of Investor in accordance with Section 4.2 and the applicable custody or account agreement. The Custodian shall be an intended third-party beneficiary of the representations,

warranties and covenants made by the Company and Investor under this Agreement.

5.2. **By Investor**. As a material inducement for the Company to enter into this Agreement, Investor hereby represents, warrants and covenants to the Company that:

5.2.1. Investor has the capacity to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

5.2.2. Investor is a resident of the state set forth on the Investor Signature Page and is not acquiring the Participation Interests as a nominee or agent or otherwise for any other person.

5.2.3. Investor, if a natural person, is at least eighteen (18) years of age.

5.2.4. Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

5.2.5. Including the amount set forth on the Investor Signature Page, in the past twelve (12) month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

5.2.6. Investor has received a copy of the Form C, has not been furnished any offering literature other than the Form C and has relied only on the information contained therein to make the decision to purchase the Securities.

5.2.7. Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Investor represents that it is able to bear any and all loss associated with an investment in the Securities. Investor acknowledges that the price of the Securities was set by the Company arbitrarily and no warranties are made as to value.

5.2.8. Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, OpenDeal Portal LLC (the "**Intermediary**"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. Investor acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

5.2.9. Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

5.2.10. Investor understands that each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

5.2.11. Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall cause the Escrow Agent to return the previously paid Participation Purchase Price, without interest thereon, to Investor.

5.2.12. Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

5.2.13. Investor confirms that the Company has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (b) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investor.

5.2.14. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

5.2.15. Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor further represents that it does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. Investor understands that the Securities have not been registered under the Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

5.2.16. Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Investor understands that it must bear the economic risks of the investment in the Securities for an indefinite period of time.

5.2.17. Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

5.2.18. Investor understands that the Investor has no right to withdraw or receive a refund of the Participation Purchase Price, in whole or in part. Investor further understands it is not a holder of any limited liability company membership interest in the Company, and is not otherwise entitled, as a holder of the Securities, to vote or receive distributions or be deemed the holder of any limited liability company membership interest for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to the members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise.

5.2.19. Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism Investor uses to receive and hold BITs, including, without limitation, any requisite private key(s) or other credentials necessary to access such storage mechanism(s). If Investor's private key(s) or other access credentials are lost, Investor may lose access to the applicable BITs; provided that ownership of, or a security entitlement with respect to, the corresponding Securities will be determined pursuant to the applicable holding arrangement described in Section 4.

5.2.20. If the Securities are held through the Custodian pursuant to Section 4.2, Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Investor uses to receive and hold the SITs, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s). If Investor's private key(s) or other access credentials are lost, Investor may lose access to the SITs.

5.2.21. If the Securities are held through the Custodian pursuant to Section 4.2, Investor directs the Company to issue the Securities in the name of the Custodian, and Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of Investor, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between Investor and the Custodian, Custodian may take direction from the investor with the largest Participation Interest in this Offering (the "**Lead**"), who will act on behalf of the Investors, and the Company, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Lead shall act in accordance with the principals of good faith and fair dealing in the

performance of their role as Lead. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by Investor and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and the Investor.

5.2.22. If the Securities are held through the Custodian pursuant to Section 4.2, Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this Agreement, the Custody Account Agreement shall be provided precedence.

5.2.23. If the Securities are held through the Custodian pursuant to Section 4.2, Investor agrees any action contemplated by this instrument and requested by the Company must be completed by Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to Investor or the Custodian as Investor's agent.

5.2.24. Compliance with Securities, Commodities, & Other Laws. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any applicable state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and other applicable state securities laws which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Securities or BITs may be deemed "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities and corresponding BITs indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale, and exemptions from registration and qualification may not be available or may not permit the Purchaser to transfer all or any of the Securities in the amounts or at the times proposed by the Purchaser. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser is not registered with the U.S. Securities and Exchange Commission as a broker-dealer, alternative trading system or exchange, and is not a member of the U.S. Financial Industry Regulatory Authority ("**FINRA**") nor is required to be registered with the U.S. Securities and Exchange Commission or is subject to the rules of FINRA. The Purchaser has also been advised that this Agreement has not been approved for trading by the CFTC. The Purchaser represents that it is not purchasing this Agreement on the basis that it is a contract of sale of a commodity for future delivery (or option on such a contract), a swap or any other instrument subject to the CEA. The Purchaser further understands that neither the Company nor an Affiliate is licensed as a money transmitter ("**MT**") or a money services business ("**MSB**"). If the Company or an Affiliate was deemed to be an MT and/or MSB, it would be subject to significant additional regulation. This could lead to significant changes with respect to the Company, how the Securities are structured, how they are purchased and sold, and other issues, and would greatly increase the Company's costs in creating and facilitating transactions in the Securities. Any of these outcomes would negatively affect the value of the Securities.

6. General Provisions.

6.1. Entire Agreement. This Agreement, together with all other documents and instruments incorporated by reference, including, for the avoidance of doubt, the Form C, and all exhibits, schedules thereto, constitutes the only and entire agreement between the parties with respect to the subject matter hereof, and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the parties relating to the transactions contemplated by this Agreement or the subject matter herein. There are no promises, representations or other agreements or understandings between the parties with respect to the subject matter hereof other than those set forth herein. The obligations set forth in this Agreement are unconditional.

6.2. Voluntary. Each party warrants, represents and agrees that, in executing this Agreement, such Party: (a) does so with knowledge of any and all rights that such party may have with respect to the provisions of this Agreement, (b) has carefully read and considered this Agreement and fully understands its contents and the significance of its contents, (c) is entering into this Agreement of such party's own informed and free will, based upon such party's own judgment and without any coercion or fear of retaliation, and (d) has obtained, or has had the opportunity to obtain, independent legal advice with respect to this Agreement.

6.3. Governing Law; Consent to Jurisdiction. New York law, without regard to conflict or choice of law principles, shall govern the construction and interpretation of this Agreement. The parties agree that all actions or proceedings arising directly or indirectly from this Agreement shall be arbitrated or litigated before arbitrators or in courts having a situs within New York County, New York, and hereby consent to the jurisdiction of any local, state or federal court in which such an action is commenced that is located in New York County and agree not to disturb such choice of forum.

6.4. Mandatory Binding Arbitration. Any claim, controversy or other dispute regarding this Agreement, including any breach or interpretation of this Agreement (each a "**Dispute**"), shall be settled and resolved by binding arbitration in New York County, New York, before Judicial Arbitration and Mediation Services ("**JAMS**"). The arbitration shall be conducted in accordance with JAMS' Streamlined Rules and Procedures, except as expressly modified by this Section. In reaching a decision on any Dispute, the arbitrator shall be bound by the provisions of this Agreement and by NewYork law. The arbitrator's decision on the Dispute shall be a final and binding determination and shall be fully enforceable as an arbitration award in any court having jurisdiction and venue over the parties. Each party submits to the exclusive jurisdiction of the courts located in New York County, New York, for purposes of compelling arbitration or giving legal confirmation of any arbitration award. Each party also agrees to accept service of process for all arbitration proceedings in accordance with JAMS' rules. Nothing in this Section shall prevent any party from (a) seeking and obtaining injunctive or other equitable relief through an action in court, (b) joining any party as a defendant in any action brought by or against a third party, (c) bringing an action in court to effect any attachment or garnishment, or (d) bringing an action in court to compel arbitration as required by this Section. Because each party is giving up the right to litigate any Dispute, each party herein further confirms that it has read and understands the provisions in this Section, and that it has further benefited from the advice of counsel. BY EXECUTING THIS AGREEMENT, INVESTOR IS VOLUNTARILY GIVING UP IMPORTANT CONSTITUTIONAL RIGHTS TO TRIAL BY JUDGE OR JURY, AS WELL AS RIGHTS TO APPEAL. INVESTOR UNDERSTANDS THAT IT HAS THE RIGHT TO HAVE AN INDEPENDENT ATTORNEY OF ITS CHOICE REVIEW THIS SUBSECTION, AS WELL AS THIS

ENTIRE AGREEMENT PRIOR TO SIGNING THIS AGREEMENT.

6.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the signature page, or to such address, facsimile number or email address as subsequently modified by written notice given in accordance with this subsection.

6.6. Binding Effect; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. If Investor is a trust or entity, each representation, warranty, covenant, and/or agreement herein shall be binding upon the trustees, grantors/settlors, beneficiaries, officers, directors, shareholders, managers, members, and other authorized parties of Investor, as applicable. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.7. Assignability. This Agreement and the rights and obligations hereunder shall not be assigned or transferred by the Company, whether voluntarily, involuntarily, by operation of law, by a change in control, or any other means whatsoever without five (5) days written notice to the holders of Securities.

6.8. Record Holder. If the Securities are held directly pursuant to Section 4.1 of this Agreement, the Investor or its permitted assign reflected on the books and records maintained by the Transfer Agent shall be considered the legal record holder of the applicable Securities. If the Securities are held through the Custodian pursuant to Section 4.2 of this Agreement and the applicable Omnibus Nominee Agreement or other custody arrangement, the Custodian or its nominee shall be considered the legal record holder of the applicable Securities.

6.9. Construction. Whenever used in this Agreement, the terms "including," "include," "includes" and the like are not intended as terms of limitation, and, hence, shall be deemed to be followed by "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter gender shall include the masculine and feminine genders and vice versa.

6.10. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.11. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.12. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.13. Further Assurances. The parties to this Agreement shall execute and deliver any further instruments or documents and perform any additional acts that are or may become necessary to effectuate and carry out the purchase of the Securities as contemplated by this Agreement.

6.14. Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company, on the one hand, and the Lead or the holders of a majority in interest of the Participation Interests, on the other hand. For purposes of this Section 6.14, a "**majority in interest of the Participation Interests**" means holders of more than fifty percent (50%) of the Participation Interests then outstanding, determined by reference to the aggregate Participation Purchase Prices paid for them, and if no Lead has been designated or the Lead ceases to hold Participation Interests, the consent contemplated by this Section 6.14 will be given by the holders of a majority in interest of the Participation Interests; provided that no amendment that by its terms adversely affects Investor in a manner disproportionate to the other holders of Participation Interests, or that increases Investor's obligations or requires Investor to contribute additional capital, will be effective against Investor without Investor's written consent. Investor understands and acknowledges that (a) the Lead or the holders of a majority in interest of the Participation Interests may grant, withhold or condition any such consent in their sole discretion and without notice to, or the consent of, Investor, (b) in granting or withholding consent neither the Lead nor any such holder acts as a fiduciary of Investor or owes Investor any duty, and each may act in its own interest, (c) subject to the foregoing, any amendment, termination or waiver effected in accordance with this Section 6.14 will be effective as to, and binding on, Investor and each subsequent holder of the Securities for all purposes upon the written consent described above and without any further act, consent or signature of Investor, whether or not Investor consented to it, voted against it or executed the instrument effecting it, and Investor will be bound notwithstanding that Investor is not a signatory to that instrument, (d) any such amendment, termination or waiver may be adverse to Investor and may not be in the best interest of Investor individually, including by reducing, deferring, subordinating or eliminating amounts that would otherwise be payable to Investor under this Agreement, and (e) Investor has no appraisal, dissenters' or similar right, no right to have the Securities repurchased and no right to a refund of the Participation Purchase Price on account of any such amendment, termination or waiver. The Company may record any such amendment, termination or waiver on the books and records of the Company without further act of Investor, and the Company will make a copy available to Investor on request. Investor irrevocably appoints the Company, the Manager of the Company and any executive officer of the Company, and each of them, with power of substitution, as its attorney-in-fact, coupled with an interest, to execute, deliver, acknowledge, certify and file in Investor's name and on Investor's behalf (i) any amendment, termination or waiver that has been consented to in writing in accordance with this Section 6.14, (ii) any amended and restated agreement, supplement, joinder, consent, acknowledgment, certificate, schedule, instrument or other document that gives effect to, evidences or is reasonably necessary to carry out that amendment, termination or waiver, and (iii) any filing required to be made with a governmental authority in connection with it. The power granted by this Section 6.14 extends to every matter within the scope of an amendment, termination or waiver so consented to. Upon that written

consent, the amendment, termination or waiver is effective as to Investor and as to each holder of the Securities without any further act, consent or signature of Investor, and the Company, the Manager of the Company and any executive officer of the Company, and each of them may execute and deliver each of the foregoing on Investor's behalf. This power of attorney is durable and irrevocable, survives and is not affected by Investor's subsequent death, disability, incapacity, dissolution, termination, cancellation, bankruptcy or the transfer of any of Investor's Securities, binds Investor's successors, assigns, heirs, executors, administrators and legal representatives, and Investor ratifies all acts taken in accordance with it.

6.15. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non- defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.16. Privacy Notice. The Company collects nonpublic, personal data about each Investor from (a) information it receives this Agreements and other documents and instruments provided by such Investor to the Company, (b) information disclosed to the Company through conversations or correspondence by or with such Investor, and (c) any additional information the Company may request from such Investor. All information regarding the personal identity and other financial information of each Investor (such Investor's "personal information") will be kept strictly confidential. The Company maintains commercially reasonable physical, electronic and operational safeguards to protect this information. In the normal course of business, it is sometimes necessary for the Company to provide personal information about Investors to the Company, attorneys, accountants and auditors in furtherance of the Company's business, and entities that provide a service on behalf of the Company, such as banks or title companies. The Company will only disclose personal information to these third parties if those parties agree to protect the personal information and use the personal information only for the purposes of providing services to the Company. Other than for the purposes discussed above, the Company does not disclose any nonpublic, personal information of its Investors unless the Company is directed by Investor to provide it or the Company is legally required to provide it to a governmental agency.

(signature pages follow)

IN WITNESS WHEREOF, the parties have executed this Revenue Participation Agreement as of the date first written above.

COMPANY:

ALBERT TOWNSEND MOVIE, LLC

By: ______________________________
Name:
Its:

[INVESTOR SIGNATURE PAGE FOLLOWS]

ALBERT TOWNSEND MOVIE, LLC

REVENUE PARTICIPATION AGREEMENT INVESTOR SIGNATURE PAGE

Individual Investor:

Signature

Print Name

Entity Investor:

Name of Entity

Type of Entity and State of Formation

Signature of Authorized Representative

Print Name of Authorized Representative

Capacity of Authorized Representative

<u>Informational Fields</u>

Full Legal Name: ______________________________

Full Legal Name of Spouse/Partner, if subscribing as community property, tenancy in common or joint tenancy: ______________________________

Mailing Address: ______________________________

____

Telephone Number: ______________________________

Email Address: ______________________________

Form of Entity and State of Formation, if subscribing as an entity: ______________________________

Participation Purchase Price: ______________________________

Participation Interests to be Purchased: ______________________________

EXHIBIT C

Amended and Restated Operating Agreement

AMENDED AND RESTATED
OPERATING AGREEMENT OF
ALBERT TOWNSEND MOVIE, LLC
A NEW YORK LIMITED LIABILITY COMPANY

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY JURISDICTION. NO MEMBERSHIP INTEREST MAY BE SOLD OR OFFERED FOR SALE DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED (WITHIN THE MEANING OF ANY SECURITIES LAW) UNLESS A REGISTRATION STATEMENT UNDER ALL APPLICABLE SECURITIES LAWS WITH RESPECT TO THE MEMBERSHIP INTEREST IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS IS THEN APPLICABLE TO THE MEMBERSHIP INTEREST. A MEMBERSHIP INTEREST ALSO MAY NOT BE TRANSFERRED OR ENCUMBERED UNLESS THE APPLICABLE PROVISIONS OF THIS AGREEMENT ARE SATISFIED.

This AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of Albert Townsend Movie, LLC (the "Company"), effective as of October 07, 2026 ("Effective Date"), is made by and among the Members, and such parties who from time to time execute this Agreement as Members (as defined and specified in Exhibit A).

The Manager (as defined below) hereby represents and agrees that Articles of Organization were filed, on behalf of the Company, with the New York Department of State, and that the Members desire to enter into this Agreement in accordance with the provisions of the New York Limited Liability Company Law (the "LLC Act").

RECITALS

WHEREAS, the Articles of Organization were filed, on behalf of the Company, with the New York Department of State on December 11, 2024;

WHEREAS, the Company was formed for the sole purpose of developing, financing, producing and exploiting the feature-length motion picture currently entitled "So Help Me God";

WHEREAS, the Members desire to amend and restate in its entirety any operating agreement of the Company in effect prior to the Effective Date (the "Prior Agreement"), and to provide for the grant by the Company of Non-Member Recoupment Positions to investors in the Offering; and

WHEREAS, the Members hereunder desire to adopt and approve this Agreement to establish their respective rights and responsibilities and to govern the relationships as Members of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, and other good and valuable consideration, receipt of which is hereby acknowledged by each party to the others, the parties hereto, for themselves, their respective heirs, executors, administrators, successors and assigns, hereby agree that the Prior Agreement is amended and restated in its entirety as follows:

ARTICLE I
DEFINITIONS

When used in this Agreement, the following capitalized terms shall have the meanings provided below:

"AFFILIATE" means any Person under the control of, in common control with, or in control of a Member or a Manager, whether that control is direct or indirect. The term "control," as used herein, means, with respect to a corporation or limited liability company, the ability to exercise more than fifty-one percent (51%) of the voting rights of the controlled entity, and with respect to an individual, partnership, trust, or other entity or association, the ability, directly or indirectly, to direct the management or policies of the controlled entity or individual.

"AGREEMENT" means this Operating Agreement of a limited liability company, in its original form and as amended from time to time.

"ARTICLES OF ORGANIZATION" means the Articles of Organization of the Company, as amended, modified or supplemented from time to time.

"BANKRUPTCY" means, with respect to any Person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

"CAM AGREEMENT" means the Collection Account Management Agreement entered into by the Company, if any, as the same may be amended from time to time.

"CAPITAL ACCOUNT" means the amount of the capital interest of a Member in the Company, consisting of the amount of money and the fair market value, net of liabilities, of any property initially contributed by the Member, as (1) increased by any additional contributions and the Member's share of the Company's Profits (as defined below), and (2) decreased by any distribution to that Member as well as that Member's share of Company Losses (as defined below).

"CAPITAL CONTRIBUTION" means, with respect to any Member, Cash Capital Contribution and Other Capital Contribution, collectively.

"CASH CAPITAL CONTRIBUTION" shall mean the amount of money contributed to the Company, in consideration of a Percentage Interest held by such Member.

"CODE" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision of any succeeding revenue law.

"COMPANY" means Albert Townsend Movie, LLC, a New York limited liability company, the entity formed in accordance with this Agreement and the Articles of Organization.

"COMPANY MINIMUM GAIN" has the meaning set forth for the term "Partnership Minimum Gain" in the Regulations section 1.704-2(d).

"COMPANY GROSS REVENUE" means as set forth in Exhibit C.

"DEFERMENTS" means arrangements for the deferral of some or all of the costs of goods and/or services (e.g. acting, writing, directing, and producing) provided by the suppliers of such goods and/or services, and which all Deferments shall be approved by the Manager.

"DEPARTING MEMBER" means any Member whose conduct results in a Dissolution Event (defined below) or who withdraws from the Company in accordance with Section 4.8, where such withdrawal does not result in Dissolution (defined below) of the Company.

"DISSOLUTION" means (i) when used with reference to the Company, the earlier of (a) the date upon which the Company is terminated under the LLC Act, or any similar provision enacted in lieu thereof, or (b) the date upon which the Company ceases to be a going concern, in accordance with Article IX herein,

and (ii) when used with reference to any Member, the earlier of (a) the date upon which there is a Dissolution of the Company or (b) the date upon which such Member's entire interest in the Company is terminated by means of a distribution or series of distributions by the Company to such Member.

"DISSOLUTION EVENT" means one or more of the following: the death, resignation, retirement, expulsion, or bankruptcy of all Members.

"DISTRIBUTION" means the transfer of money or property by the Company to the Members without consideration in accordance with this Agreement.

"ECONOMIC INTEREST" means a Person's right to share in the Profits, Losses or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as provided otherwise herein, any right to information concerning the business and affairs of the Company.

"FISCAL YEAR" means the Company's fiscal year, which shall be the calendar year.

"FORCE MAJEURE" means any event which (i) is beyond the reasonable control of a party to this Agreement or its agents, employees, contractors, subcontractors and/or consultants which by its nature could not reasonably have been foreseen by such party, or if it could have been foreseen, was unavoidable notwithstanding the exercise of reasonable diligence by such party, (ii) occurred without the fault or negligence of such party, and (iii) renders the performance of this Agreement by such party impossible or commercially impracticable, including without limitation, any of the following events: the unavailability of the director or members of the principal cast to perform due to death, or extended incapacity, fire, natural disasters, epidemic, pandemic (including, without limitation changed circumstances which materially impact production as a result of COVID-19 related events), war or governmental action (including, without limitation, government declared states of emergency), riots, insurrections, or strikes, which prevent the Company's ability to develop, produce, promote, distribute, and/or otherwise exploit the Project.

"LLC ACT" means the New York Limited Liability Company Law, as amended from time to time, and the provisions of any succeeding law.

"LOSSES" means, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable loss for such year or period, determined in accordance with Code section 703(a).

"MAJORITY INTEREST" means, at any time, the interest of the Members holding greater than fifty percent (50%) of the total interests held by the Members at such time. For the avoidance of doubt the Membership Interest of the Manager shall be included in the calculation of total interests.

"MANAGER" means any Person who (1) has been admitted as a Manager in the Company; (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a Dissolution Event or, if applicable, has terminated his, her, or its membership as a Manager for any other reason, designated in Exhibit B.

"MEMBER" means each of the Persons listed under the heading "Members" on Exhibit A of this Agreement and any Person admitted to the Company as a Member or Additional Member and who has not ceased to be a Member.

"MEMBER NONRECOURSE DEBT" has the meaning set forth for the term "Partnership Nonrecourse Debt" in Regulations section 1.704-2(b) (4).

"MEMBER NONRECOURSE DEDUCTIONS" means items of Company loss, deduction, or Code section 705(a) (2) (B) expenditures which are attributable to Member Nonrecourse Debt.

"MEMBERSHIP INTEREST" means a Member's rights in the Company, collectively, including the Member's Economic Interest, right to vote and participate in management, and right to information concerning the business and affairs of the Company provided in this Agreement or under the LLC Act.

"NEGATIVE CAPITAL ACCOUNT" means a Capital Account with a balance of less than zero.

"NON-MEMBER RECOUPMENT POSITION" means a contractual right held by a Recoupment Position Holder to receive distributions from the Company, which right (a) does not constitute a Membership Interest or an Economic Interest, (b) does not confer any voting, governance, consent, information, or other rights of a Member under this Agreement or the LLC Act, and (c) does not make such holder a Member or partner of the Company for any purpose.

"NONRECOURSE LIABILITY" has the meaning provided in the Regulations section 1.752-1(a) (2).

"OFFICER" means any Person appointed by the Manager, in accordance with Section 5.2 of this Agreement, to conduct, or to assist the Manager in the conduct of the day-to-day business and affairs of the Company. Such Officers may include a Chairperson, one or more Senior Vice Presidents, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, and a Comptroller.

"OFFERING" means the offering of revenue participation interests by the Company pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended, conducted through OpenDeal Portal LLC dba Republic or any other registered funding portal (the "Intermediary").

"OTHER CAPITAL CONTRIBUTION" means the agreed fair market value of any property (other than money) contributed to the Company net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under the Code (as hereinafter defined) section 752 in consideration of a Percentage Interest held by such Member. A Capital Contribution shall not be deemed a loan.

"PARTNERSHIP TAX AUDIT RULES" means Code Sections 6221 through 6224, together with any Treasury Regulations or guidance issued thereunder or successor provisions and any similar provisions of state or local tax laws.

"PARTNERSHIP REPRESENTATIVE" has the meaning set forth in Section 8.6.

"PERCENTAGE INTEREST" means the percentage ownership of the Company of each Member, including the Manager, as set forth in the column entitled "Percentage Interest" contained in Exhibit A attached hereto and as recalculated from time to time pursuant to this Agreement entitling the holder to an economic and voting interest in the Company. The "Percentage Interest" with respect to each Member providing a Capital Contribution as of any time of determination (excluding the Manager unless such Manager provided a Capital Contribution other than management services), means the percentage ownership equal to fifty percent (50%) of the quotient obtained by dividing (1) the amount of Capital Contribution made by such Member, by (2) the aggregate amount of Capital Contributions made by all Members.

"PERSON" means an individual, partnership, limited partnership, corporation, limited liability company, registered limited liability partnership, trust, estate, association, or any other entity.

"POSITIVE CAPITAL ACCOUNT" means a Capital Account with a balance greater than zero.

"PRINCIPAL" means the natural Person, which is in ultimate control of a Member.

"PROFITS" means, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income for such year or period, determined in accordance with Code section 703(a).

"PROFITS INTEREST" means any Membership Interest granted in exchange for services intended to qualify as a "profits interest" as described in IRS Revenue Procedures 93-27 and 2001-43.

"PROJECT" means the feature-length motion picture currently entitled "So Help Me God," based on the true story of Sergeant Albert Townsend, together with all related and ancillary rights.

"PROJECT RIGHTS" means, collectively, all right, title and interest in and to the Project and all elements and components thereof, including, without limitation, all copyrights and trademarks therein, the underlying materials, all tangible elements, exploitation rights, distribution rights and ancillary and subsidiary rights therein (including sound recording rights, music publishing rights, merchandising and commercial tie-in rights, book publishing rights, live stage rights, so-called "audio-only" rights and live recital rights), and derivative rights (including sequel, prequel and remake rights).

"RECOUPMENT POSITION HOLDER" means any Person who holds a Non-Member Recoupment Position pursuant to a written agreement with the Company, including each investor in the Offering pursuant to a Revenue Participation Agreement.

"REGULATIONS" means the income tax regulations of the United States Treasury Department promulgated under the Code, including any temporary regulations, and any successor regulations, which may be promulgated.

"REVENUE PARTICIPATION AGREEMENT" means each Revenue Participation Agreement entered into between the Company and an investor in the Offering, and any other written agreement under which the Company grants a Non-Member Recoupment Position, in each case as amended from time to time.

"RESERVES" means funds set aside from Cash Capital Contributions or Company Gross Revenue as reserves. Such Reserves shall be maintained in amounts reasonably deemed sufficient by the Manager for working capital and the payment of taxes, insurance, debt service, or other costs or expenses incident to the business of the Company, or in the alternative, the Dissolution of the Company.

"SUBSEQUENT PRODUCTION RIGHTS" means any remake, sequel, prequel, spin-off, series, or other production based in whole or in part upon the Project.

ARTICLE II

FORMATION AND ORGANIZATION

SECTION 2.1. INITIAL DATE AND INITIAL PARTIES. This Agreement is first entered into as of the Effective Date by and among the Company and the Persons who are Members of the Company on that Effective Date.

SECTION 2.2. PERIOD OF DURATION. The period of duration of the Company ("Period of Duration") shall commence on the date of the filing of the Articles of Organization with the New York Department of State, and shall continue until eight (8) years after the theatrical release of the Project unless the Company is terminated or dissolved sooner in accordance with the provisions of this Agreement.

SECTION 2.3. SUBSEQUENT PARTIES. No Person may become a Member of the Company without agreeing to and becoming a signatory of this Agreement and any offer or assignment of a Membership Interest is contingent upon the fulfillment of this condition.

SECTION 2.4. NAME. The name of this Company is Albert Townsend Movie, LLC.

SECTION 2.5. BUSINESS AND PURPOSE OF THE COMPANY. The business of the Company shall be (i) to develop, produce and exploit the Project; (ii) to perform and conduct any other activity necessary or incidental to the foregoing in furtherance of the objects of the business of the Company; and (iii) to engage in any lawful act or activity for which a limited liability company may be organized under the LLC Act.

SECTION 2.6. PRINCIPAL PLACE OF BUSINESS. The Company will have its principal place of business at 127 E 25th St., Huntington Station, NY 11746 or at any other address authorized by the LLC Act and designated by the Manager. The Company shall maintain its principal executive offices at its principal place of business, as well as maintaining at that location all records and documents which it is required to keep by the LLC Act.

SECTION 2.7. AGENT FOR SERVICE OF PROCESS. The Secretary of State of the State of New York is designated as the agent of the Company upon whom process against it may be served, as set forth in the Articles of Organization. The Manager may, from time to time, also designate a registered agent for the Company in accordance with the LLC Act.

SECTION 2.8. NAMES AND ADDRESSES OF MEMBERS. The name, present mailing address, and Percentage Interest of each Member are defined in Exhibit A.

SECTION 2.9. NAME AND ADDRESS OF MANAGER. The name and present mailing address of the Manager is defined in Exhibit B.

ARTICLE III

CAPITAL CONTRIBUTIONS AND ACCOUNTS

SECTION 3.1. INITIAL CAPITAL CONTRIBUTIONS. Each Member, prior to or simultaneously with its execution and delivery of this Agreement, has contributed or shall contribute to the Company the monies and/or properties or services as set forth in Exhibit A as that Member's initial Capital Contribution in accordance with Member's subscription agreement ("Subscription Agreement"). Notwithstanding the foregoing, the Manager shall have the right to accept or reject, in its discretion, any proposed Capital Contribution, subject to the terms of this Agreement. All Persons whose Capital Contributions are accepted by the approval of the Manager shall be deemed Members. For purposes of clarification, the Manager's respective Capital Contributions in the form of management services to the Company, as set forth in Exhibit A, is intended to be a Profits Interest and no Capital Account shall be allocated to such Profits Interest on the date of grant, provided, however, the Manager may, at the Manager's election, deem its compensation in connection with its respective services on the Project (e.g. acting, writing, directing, and producing) as a Cash Capital Contribution to the extent that the Manager actually contributes, or is deemed to contribute, such compensation to the Company.

SECTION 3.2. ADDITIONAL CONTRIBUTIONS. No Member shall be required to make any additional contribution to the Company. However, upon the approval by the Manager that additional capital is desirable or necessary, any Member may, but shall not be required to, contribute additional capital to the Company on terms and conditions as determined by the Manager, subject to Section 3.1. Upon any Member making an additional contribution to the Company, such Member shall receive a credit to that Member's Capital Account in the amount of the additional Cash Capital Contribution made. If additional Cash Capital

Contributions are made by the Members pursuant to this Section 3.2, the respective percentage interests of the Members shall be adjusted to reflect the total or respective contributions of the Members, and Exhibit A will be revised accordingly. Notwithstanding the foregoing, in the case of overages to the Project's budget caused by a Force Majeure event (the "Force Majeure Overage"), the Company shall promptly notify each of the Members of the amount of such Force Majeure Overage (the "Force Majeure Overage Amount"). Each of the Members (other than the Manager) shall, within ten (10) days of receipt of such notification, provide their proportionate share of the Force Majeure Overage Amount to the Company pro rata to their respective interests. Notwithstanding anything to the contrary in this Agreement, all Capital Contributions and all other funds contributed to Company in connection with the Project (collectively, "Contributed Funds") shall be used solely for costs of producing the Project. No Contributed Funds shall be transferred to, advanced or loaned to, or otherwise used for any other project, film, or unrelated purposes without the written consent of the Members.

SECTION 3.3. COMPANY CAPITAL. No Member shall have the right to withdraw, or receive any return of, his, her or its Capital Contribution, and no Capital Contribution may be returned in the form of property other than cash, except as specifically provided herein or in such Member's subscription agreement. No Manager, Officer, agent or employee of the Company shall be personally liable for the return of any portion of the Capital Contribution (or any return thereon) of any Member. The return of such Capital Contribution (or any return thereon) shall be made solely from the Company's assets. No Manager, Officer, agent or employee of the Company shall be required to pay to the Company or to any Member any deficit in the Capital Account of any Member upon dissolution of the Company or otherwise.

SECTION 3.4. NO INTEREST ON CAPITAL CONTRIBUTIONS. Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear any interest or otherwise entitle the contributing Member to any compensation for use of the contributed capital.

SECTION 3.5. GENERAL RULES FOR ADJUSTMENT OF CAPITAL ACCOUNTS. The Capital Account of each Member shall be:

(a) Increased by:

(i) Such Member's Cash Capital Contributions;

(ii) The agreed fair market value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code section 752);

(iii) All items of Company income and gain (including income and gain exempt from tax) allocated to such Member pursuant to Article VI or other provisions of this Agreement; and

(b) Decreased by:

(i) The amount of cash distributed to such Member;

(ii) The agreed fair market value of all actual and deemed distributions of property made to such Member pursuant to this Agreement (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to under Code Section 752);

(iii) All items of Company deduction and loss allocated to such Member pursuant to Article IV or other provisions of this Agreement.

SECTION 3.6. SPECIAL RULES WITH RESPECT TO CAPITAL ACCOUNTS. For purposes of computing the balance in a Member's Capital Account, no credit shall be given for any Capital Contribution which such Member is to make until such contribution is actually made.

SECTION 3.7. TRANSFEREE'S CAPITAL ACCOUNT. In the event a Member, or the holder of an Economic Interest, transfers an interest in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest.

SECTION 3.8. RIGHT TO RETURN OF CONTRIBUTIONS. No Member shall be entitled to a return of any capital contributed to the Company, except as expressly provided in this Agreement or in such Member's subscription agreement.

SECTION 3.9. CAPITAL ACCOUNTS. A Capital Account shall be created and maintained by the Company for each Member, in conformance with Regulations section 1.704-1(b)(2)(iv), which shall reflect all Capital Contributions to the Company. Should any member transfer or assign all or any part of his, her, or its Membership Interest in accordance with this Agreement, the successor shall receive that portion of the Member's Capital Account attributable to the interest assigned or transferred.

SECTION 3.10. FAILURE OF MEMBER TO MAKE CONTRIBUTION. All Members shall make timely payment to the Company of required Capital Contributions. The failure of any Member to make their initial Capital Contribution will render him, her, or it in a default and may result in the loss of the Member's ability to participate in the Company. Further, a Member who is in default may have his, her, or its proportionate interest in the Company diluted, reduced, or even eliminated, depending on the extent and circumstances of the default.

SECTION 3.11. NO PRIORITIES OF MEMBERS; NO WITHDRAWALS OF CAPITAL. Except as otherwise specified in Article IV and/or in the LLC Act and/or Exhibit C of this Agreement, no Member shall have a priority over any other Member as to any Distribution, whether by way of return of capital or by way of Profits, or as to any allocation of Profits. No Member shall have the right to withdraw or reduce his, her, or its Capital Contributions in the Company except as otherwise provided by the LLC Act.

SECTION 3.12. PURPOSE OF CAPITAL CONTRIBUTION. Each Member (including any Person who becomes a Member after formation pursuant to Article IV or by operation of the LLC Act) hereby represents that he, she or it is acquiring his, her or its interest for investment purposes only and not with a view to the distribution thereof. Any transfer of an interest shall be made by a Member only in accordance with this Agreement, the LLC Act and applicable federal and state securities laws.

ARTICLE IV

MEMBERS

SECTION 4.1. LIMITATIONS. Other than as set forth in this Agreement, the Members (other than a Member who is also a Manager) shall not participate in the management or control of the Company's business, nor shall they transact any business for the Company, nor shall they have the power to act for or bind the Company, said powers being vested solely and exclusively in the Manager.

SECTION 4.2. LIMITATION OF LIABILITY. No Member shall be personally liable for the debts, obligations, liabilities, or judgments of the Company solely by virtue of his, her, or its membership in the Company, except as expressly set forth in this Agreement or as required by law.

SECTION 4.3. ADDITIONAL MEMBERS. Additional Members may be admitted to the Company only if approved by the Manager, subject to the other terms of this Agreement, and the Members' Percentage Interest shall be diluted in accordance with the terms hereof (each an "Additional Member"). Each Additional Member's Capital Account balance shall initially equal the amount of cash, or the value of

any property, contributed by such Member and, if no cash or property is contributed to the Company by such Member, such Additional Member's Capital Account balance shall initially be zero. Each Additional Member shall execute such documentation as is required by the Manager pursuant to which such Additional Member agrees to be bound by the terms and provisions of this Agreement. Exhibit A shall be amended to include the name, present mailing address, taxpayer identification number, and Percentage Interest of any additional Members.

SECTION 4.4. TRANSACTIONS WITH COMPANY. A Member may lend money to and transact business with the Company, subject to any limitations contained in this Agreement or in the LLC Act. To the extent permitted by applicable laws, such Member shall be treated like any other Person with respect to transactions with the Company, and such loan shall be separate and distinct from Capital Contributions.

SECTION 4.5. COMPANY IS MANAGER-MANAGED. It is the intent of the Members of this Company that this Company is manager-managed and the Manager shall participate actively in the management of the Company and act as the agent of the Company, except as limited by the provisions contained in Article V.

SECTION 4.6. MEETINGS OF MEMBERS. If and when the Manager shall determine, meetings of Members may be called and when called shall be governed by the provisions of the LLC Act; provided, however, that this reference to the LLC Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required. Members may participate in any meeting through the use of conference telephones or similar communications equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Any action which may be taken by the Members at a meeting may also be taken without a meeting, if a consent in writing setting forth the action so taken is signed by all of the Members. The approval of the designated representative of a Member with respect to any action to be taken by the Company shall constitute the approval of such Member. Each Member shall notify the Manager in writing of its designated representative. Any Member may change its designated representative by written notice to the Manager.

SECTION 4.7. OTHER BUSINESS. Notwithstanding the existence of this Agreement, the Members, the Manager, and any Affiliate of the Members and/or Manager, may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, without having or incurring any obligation to offer any interest in such activities to the Company or any other Member. The Manager may engage in any other business activities of the same or similar nature to the business of the Company. Neither this Agreement nor any activity undertaken pursuant to it shall prevent the Manager from engaging in such activities. As a material part of the consideration for the Manager's execution of this Agreement and the admission of the Members, the Members hereby waive, relinquish and renounce any such right or claim of participation.

SECTION 4.8. WITHDRAWAL. A Member shall not resign or withdraw as a Member without the approval of the Manager.

SECTION 4.9. ADMISSION OF NEW MEMBERS. After the formation of the Company, any Person may become a Member of the Company upon approval of the Manager, subject to Sections 3.1, 3.2 and 4.3 and the delivery of a counterpart signature page or joinder to this Agreement that has been duly executed and delivered to the Company and any other documentation required by the Manager, pursuant to which such Person shall become a party to and bound by this Agreement.

SECTION 4.10. RIGHTS OF MEMBERS AND NON-MEMBERS. Upon the request of a Member or a holder of an Economic Interest who is not a Member, for purposes reasonably related to the interest of that Person, the Company shall promptly deliver to the Member or holder of an Economic Interest, at the expense of the Company, a copy of this Agreement and a copy of the information listed in this Agreement.

SECTION 4.10A. STATUS OF RECOUPMENT POSITION HOLDERS. Recoupment Position Holders are not Members, do not hold Membership Interests or Economic Interests, and shall not be entitled to (a) vote on any matter, (b) participate in the management or control of the Company's business, (c) receive any information concerning the business and affairs of the Company except as expressly provided in their respective agreements with the Company, (d) bring any action derivatively on behalf of the Company, or (e) exercise any right or remedy available to Members under this Agreement or the LLC Act. The Company may, in its sole discretion, provide periodic distribution statements to Recoupment Position Holders. Each investor in the Offering is a Recoupment Position Holder, and the rights of each such investor are solely contractual and are set forth in its Revenue Participation Agreement, Section 6.1A and Exhibit C of this Agreement. No joinder, acknowledgment or other instrument executed by or on behalf of a Recoupment Position Holder (including by any custodian or nominee acting on its behalf) shall cause such Recoupment Position Holder to become a Member or to hold a Membership Interest or an Economic Interest.

SECTION 4.11. LIMITATION ON EXPOSING MEMBER TO PERSONAL LIABILITY. Neither the Company nor the Manager, nor any or all Members may take any action that will have the effect of exposing any Member to personal liability for the obligations of the Company, without first obtaining the prior written consent of such Member.

SECTION 4.12. OWNERSHIP OF INTELLECTUAL PROPERTY; WORK MADE FOR HIRE. If a Member or Manager is providing services to the Company, then, except as may be expressly set forth in this Agreement or any other agreement in writing duly executed by the Company, and, as between each Member or Manager and the Company, the Company shall own all right, title and interest in and to all intellectual property developed by or on behalf of, the Company in connection with such services. Without limitation of the foregoing, each Member's services of every kind under this Agreement, together with the results and proceeds thereof (collectively, as to each Member, the "Work"), shall from the moment of creation be considered "work-made-for-hire" as such term is used in the United States Copyright Act. Accordingly, the Company shall be considered the author and, at all stages of completion, the sole and exclusive owner of the Work and all right, title and interest therein ("Rights"). The Rights shall include all copyrights, trademarks and any and all other ownership and exploitation rights in the Work now or hereafter recognized in any and all territories and jurisdictions, including the right to exploit the Work throughout the universe in perpetuity in all media, markets and languages, and in any manner, now known or hereafter devised. If under any applicable law the fact that the Work is a work-made-for-hire is not effective to vest authorship and ownership of the Work and all rights therein in the Company, then to the fullest extent allowable and for the full term of protection otherwise accorded to the Company under such applicable law (including any and all renewals, extensions and revivals thereof), each Member hereby assigns and transfers to the Company the Rights and, in connection therewith, any and all right, title and interest of such Member in any of the Company's works now or hereafter created containing the Work. The Members hereby grant the Company the right to change, add to, take from, translate, reformat or reprocess the Work in any manner the Company may determine in its sole discretion. To the fullest extent allowable under any applicable law, the Members hereby irrevocably waive or assign to the Company any and all so-called "moral rights" or "droits moral". The Company shall have the sole and absolute right to copyright the Work as copyright author and proprietor thereof and to obtain renewals of such copyright and such other protection as the Company may deem necessary.

ARTICLE V

MANAGEMENT BY THE MANAGER

SECTION 5.1. COMPANY IS MANAGER-MANAGED. The Company shall be managed by its Manager as set forth in Exhibit B, who may also be a Member for the Period of Duration of the Company. Subject to the general approval items set forth in Section 5.3 below, the Manager shall have exclusive control and complete decision-making authority over all aspects of the Project, including (but not limited to), development, pre-production, production, post-production, exhibition, distribution or other exploitation of the Project and the Project Rights (which, for the avoidance of doubt, such Project Rights shall include the Subsequent Production Rights), pay, distribute, collect, receive and manage any funds with respect to the Project, and approval rights over the final cut of the Project (subject to any third party rights and/or agreements). The Manager shall also have full and complete authority and discretion to make all business management decisions including, without limitation, the right to borrow money and pledge and encumber the assets of the Company (including as further set forth in Exhibit C hereof), collect all sums due to and pay all obligations due by the Company, employ agents, employees, Manager, accountants, attorneys, consultants, and other persons as may be necessary, compromise obligations or claims against the Company, pay all taxes, charges and assessments and just debts of the Company, enter into contracts on behalf of the Company, including signing authority on all bank accounts, make tax elections as may be necessary or desirable in its judgment, compromise litigation or claims, engage in arbitration or litigation, create reserves and withdraw funds therefrom, and exercise any and all other powers usual or necessary to carry on all of the business affairs of the Company. The Manager shall preside at all meetings of the Members. Subject to the terms and conditions of this Agreement, the Manager shall have the authority to execute any document or instrument on behalf of the Company. The Manager shall also have the right to allocate profit participation ("Profit Participation") to third parties providing rights, monies or services on, or to, the Project, which such Profit Participation shall be allocated as set forth in Exhibit C hereof. For purposes of clarification, a Manager may be accorded Profit Participation pursuant to the terms of such Manager's service agreement (e.g. a director agreement, producer agreement, etc.).

SECTION 5.2. OFFICERS OF THE COMPANY. The Manager may, at the Manager's discretion and in accordance with Section 5.1 of this Agreement, appoint Officers of the Company at any time to conduct, or to assist the Manager in the conduct of, the day-to-day business and affairs of the Company. The Officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an Officer under any contract of employment between the Company and Officer, if any, separate from this Agreement. An individual may hold a number of offices. The Officers shall exercise such powers and perform such duties as are typically exercised by similarly titled officers in a corporation and as shall be determined from time to time by the Manager in accordance with Section 5.1 of this Agreement, but subject in all instances to the supervision and control of the Manager in accordance with Section 5.1 of this Agreement, and the terms of this Agreement.

(a) Signing Authority of Officers. Subject to the terms of this Agreement, the appointed Officers shall have such authority to sign documents on behalf of the Company as may be delegated to them by the Manager, if any.

(b) Acts of Officers as Conclusive Evidence of Authority. Any note, mortgage, deed of trust, evidence of indebtedness, contract, certificate, statement, conveyance or other instrument or obligation in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the appropriate Officer is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other Person that the signing officers had no authority to execute the same.

SECTION 5.3. GENERAL APPROVAL ITEMS. Notwithstanding anything to the contrary in this Agreement, the following actions shall require the written consent of the Majority Interest, subject to Section 12.12 (including its applicable signature requirements) with respect to any amendment to this Agreement or the Articles of Organization:

(a) The approval of a sale, transfer, exchange, assignment, or other disposition of all or any part of a Member's Percentage Interest (excluding the right to assign the "Net Proceeds" (as defined in Exhibit C) based on such Percentage Interest) in the Company and admission of the assignee as a Member of the Company, subject to Article VII;

(b) The sale, assignment, transfer, exchange, or other disposition of the Project, any Project Rights, or all or substantially all of the Company's assets, whether occurring as a single transaction or as a series of transactions; provided however, that the foregoing shall not include (i) a distribution or license agreement entered into in the ordinary course of the Company's business that is customary in the entertainment industry in connection with the Project, the Project Rights and/or the Subsequent Production Rights, including, but not limited to, producer representation agreements, so long as such agreement does not transfer ownership of the Project or any Project Rights or constitute a disposition of all or substantially all of Company's assets, or (ii) any action that is part of the orderly liquidation and winding up of the Company's affairs upon the dissolution of the Company;

(c) The merger of the Company with another limited liability company, a corporation, partnership or other entity;

(d) Any voluntary dissolution, liquidation, or winding-up of the Company or other discontinuance of the business of the Company;

(e) The conversion of the Company into another form of business entity; or

(f) Any amendment to this Agreement, except as set forth in Section 12.12, including its applicable signature requirements;

SECTION 5.4. LIMITATION ON EXPOSING MANAGER TO PERSONAL LIABILITY. Neither the Company nor any Member may take any action that will have the effect of exposing the Manager of the Company to personal liability for the obligations of the Company, without first obtaining the written consent of such Manager.

SECTION 5.5. COMPENSATION OF MANAGER. The Manager may hold a Membership Interest in the Company through one or more entities. In addition to such equity interests, the Manager (individually or through companies through which it furnishes services) will be compensated pursuant to specific service agreements with the Company for services provided to the Company, including in connection with the production of the Project, e.g. directing, producing, writing services, etc. The Manager shall be entitled to reimbursement for the actual cost of goods and services provided to the Company, subject to the availability of funds in the Reserve. The Members acknowledge that because Manager is a Member of the Company, the compensation payable pursuant to this Section 5.5 may be treated as guaranteed payments for federal income tax purposes under Section 707(c) of the Code.

SECTION 5.6. FIDUCIARY DUTIES.

(a) To the fullest extent permitted by Section 417 of the LLC Act, no Manager shall be personally liable to the Company or its Members for damages for any breach of duty in such capacity; provided, that this Section 5.6(a) shall not eliminate or limit the liability of any Manager if a judgment or other final adjudication adverse to such Manager establishes that his, her or its acts or

omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or that such Manager personally gained in fact a financial profit or other advantage to which such Manager was not legally entitled, or that such Manager's acts violated Section 508 of the LLC Act.

(b) Except as otherwise expressly set forth in this Agreement, the duties of the Manager to the Company and to any other Person that is a party to or is otherwise bound by this Agreement are limited to the fullest extent permitted by the LLC Act; provided, that this Agreement does not eliminate the implied contractual covenant of good faith and fair dealing.

(c) Whenever in this Agreement the Manager is permitted or required to make a decision (i) in its "sole discretion" or under a grant of similar authority or latitude, the Manager or their respective designees, as the case may be, shall be entitled to consider all interests and factors as they deem appropriate, and (ii) in its "good faith" or "good faith discretion" or "reasonable discretion" or under another expressed standard, the Manager or their respective designees, as the case may be, shall act under this express standard and shall not be subject to any other or different standard imposed by this Agreement or any other agreement contemplated herein.

SECTION 5.7. LIABILITY FOR ACTS AND OMISSIONS. As long as the Manager acts in accordance with Section 5.6, the Manager shall not incur liability to any other Member or to the Company for any act or omission which occurs while in the performance of services for the Company.

SECTION 5.8. RESIGNATION. The Manager may withdraw upon giving prior notice to the Members. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective. Any withdrawal shall be without prejudice to the rights, if any, of such Manager under such Manager's respective services agreement (including, without limitation, in connection with any credit and/or compensation provisions set forth therein, in accordance with the terms thereof). Additionally, the withdrawing Manager shall not retain any Percentage Interest as set forth in Exhibit A. Upon the effectiveness of such withdrawal, the Members may, with the prior written consent of the withdrawing Manager (or, in the event the Manager is no longer able to provide such consent, by unanimous consent of the Members), elect a successor Manager to continue the business of the Company.

SECTION 5.9. INCAPACITY OR DEATH OF A MANAGER. In the event of the incapacity/permanent disability, or death of the Manager (or principal of the Manager, as applicable), a new Manager may be named by unanimous consent of the Members; however, the incapacitated/deceased Manager (or such Manager's heirs or successor) shall retain such Manager's Economic Interest, if any.

SECTION 5.9A. REMOVAL OF MANAGER. The Manager may not be removed by the Members except with the prior written consent of the Manager.

SECTION 5.10. CONFLICTS OF INTEREST. The Manager is hereby expressly authorized to enter into agreements with one or more partners, members, shareholders or Affiliates of such Manager, in connection with the Company's business, provided that such agreements are entered into in good faith and on terms no less favorable to the Company than if the other party were unrelated and at arm's length and for fair value. In addition, if a Manager provides a loan to Company, such Manager may charge interest to Company as the Manager may determine in their own discretion.

SECTION 5.11. EXPENSE REIMBURSEMENT. The Company shall reimburse the Manager for any expense paid by the Manager that properly is to be borne by the Company, as approved from time to time by the Manager. Reimbursements will be made subject to the availability of funds in the Reserve. Such expense reimbursement shall be non-auditable.

SECTION 5.12. LOANS/DEBT FINANCING. The Manager may borrow funds, take on debt and/or participate in crowdfunding to enable the Company to conduct its business and may secure these loans and/or debt financing (which may include, without limitation, premium return and/or default penalty) with the assets and income of the Company and/or such loans and/or debt financing may be without recourse. For purposes of clarification, any lenders providing such loans and/or debt financing may have a security interest in the assets and income of the Company.

SECTION 5.13. TAX CREDIT. The Manager may apply for any applicable tax credit(s) or incentive in connection with the Project (collectively, "Tax Incentives"), which such Tax Incentives may, at the Manager's sole direction be (a) used to offset the budget of the Project or lent against, and/or (b) deemed Company Gross Revenue.

SECTION 5.14. GRANTS/DONATIONS. The Manager may apply for, and accept, grants and/or donations through fiscal sponsors and/or other third-party sources, for purposes of offsetting the budget for the Project and/or conducting the Company's business (collectively, "Grants"), provided that any such Grants shall not (a) dilute any Member's Percentage Interest; (b) be deemed Company Gross Revenue (and there shall be no double deductions from Company Gross Revenue respecting any such Grants); and/or (c) otherwise affect the distribution of revenues set forth in Exhibit C.

ARTICLE VI

DISTRIBUTION OF REVENUE

SECTION 6.1. DISTRIBUTIONS. Distributions of Company Gross Revenue shall be distributed to the Members and Recoupment Position Holders as set forth in Exhibit C. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members or Recoupment Position Holders from the Company shall be treated as amounts distributed to the relevant Members or Recoupment Position Holders pursuant to this Section 6.1. Notwithstanding anything to the contrary herein, the Company may, but shall not have the obligation to, set up a collection account for the distribution of Company Gross Revenue, at the Manager's sole discretion.

SECTION 6.1A. DISTRIBUTIONS TO RECOUPMENT POSITION HOLDERS. Prior to distributions to Members under Section 6.1, but after satisfaction of items (1) through (6) in Exhibit C, the Company shall distribute to Recoupment Position Holders, on a pro rata pari passu basis, an amount equal to the agreed return multiple (if any) of the capital amount contributed by such Recoupment Position Holder (the "Recoupment Amount"). For the avoidance of doubt, Recoupment Position Holders are not Members, do not hold Membership Interests or Economic Interests, and have no voting, consent, governance, or information rights under this Agreement or the LLC Act.

SECTION 6.2. ALLOCATIONS. Subject to Section 6.3, for financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. Except as otherwise provided in this Agreement, the Company's net profits or net losses for each fiscal period of the Company shall be allocated to the Members in such a manner that, at the end of such fiscal period, the Capital Account of each Member is, as nearly as possible, equal (proportionately) to the amount which would have been distributed to such Member pursuant to a hypothetical liquidation. For this purpose, a hypothetical liquidation means that all assets of the Company are disposed of in a taxable disposition for the "book" value of such assets (but in the case of assets subject to the rules governing minimum gain chargeback or partner nonrecourse debt minimum gain chargeback, such provisions would apply), the debts of the Company are paid, and the remaining amounts are distributed to the Members pursuant to Section 6.1 in accordance with Exhibit C. If for any fiscal period, such an allocation of net profits or net losses does not permit the Capital Accounts of Members to be made to equal the amount which would have been distributed to Members pursuant to a hypothetical liquidation, then

instead of allocating net profits or net losses, a pro rata share of individual items of gross income, gain, loss or deduction (which were the components of net profits and net losses) shall be allocated among the Members in such a manner that, at the end of such fiscal period, the Capital Account of each Member shall, to the extent possible, equal the amount which would have been distributed to such Member pursuant to a hypothetical liquidation.

SECTION 6.3. SPECIAL ALLOCATIONS.

(a) Qualified Income Offset. In the event any Member, in such capacity, unexpectedly receives any adjustments, allocations or distributions described in 1.704-1(b)(2)(ii)(d)(4) (regarding depletion deductions) of the Code and applicable Regulations, 1.704-1(b)(2)(ii)(d)(5) (regarding certain mandatory allocations under Regulations regarding family partnerships, the so-called varying interest rules, or certain in-kind distributions), or 1.704-1(b)(2)(ii)(d)(6) (regarding certain distributions, to the extent they exceed certain expected offsetting increases in a Member's Capital Account), items of Company income and gain shall be specially allocated to such Members in an amount and a manner sufficient to eliminate, as quickly as possible, the deficit balances in the Member's Capital Account created by such adjustments, allocations or distributions. Any special allocations of items of income or gain pursuant to this subsection (a) shall be taken into account in computing subsequent allocations of Profits pursuant to this Article VI, so that the net amount of any items so allocated and the Profits or other items allocated to each Member pursuant to this Article VI shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to this Article VI as if such unexpected adjustments, allocations or distributions had not occurred.

(b) Section 704(c) Allocations. In accordance with Section 704(c) of the Code and the applicable Regulations issued thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value. In the event the book value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its fair market value in the same manner as under Section 704(c) of the Code and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager, in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this subsection (b) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, other items, or Distributions pursuant to any provision of this Agreement.

(c) The Members shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Regulations or to reflect a Member’s Economic Interest in the Company determined with reference to such Member’s right to receive Distributions from the Company and such Member’s obligation, if any, to pay any expenses or liabilities.

(d) The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their share of Company income and loss for income tax purposes.

SECTION 6.4. ALLOCATION OF TAX ITEMS. Except as otherwise required by applicable law, every item of income, gain, deduction, or loss shall be allocated among the Members in accordance with book items pursuant to Section 6.2.

SECTION 6.5. COMPLIANCE WITH THE CODE AND REGULATIONS. The Company intends to comply with the Code and all applicable Regulations, including, without limitation, the minimum gain chargeback requirements, and intends that the provisions of this Article be interpreted consistently with that intent.

ARTICLE VII

TRANSFERS OF MEMBERSHIP

SECTION 7.1. RESTRICTION ON TRANSFERABILITY OF MEMBERSHIP INTERESTS. No Member may, directly or indirectly, sell, assign, pledge or in any manner dispose of or create or suffer the creation of a security interest in or any encumbrance on all or a portion of its Economic Interest or Membership Interest (the commission of any such act being referred to as a "Transfer") except in accordance with the terms and conditions set forth in this Article VII. In entering into this Agreement, each of the Members acknowledge the reasonableness of this restriction, which is intended to further the purposes of the Company and the relationships between or among the Members. Notwithstanding the foregoing, transfers of Membership Interests to a trust solely for estate planning purposes shall not be subject to the restrictions set forth herein except as otherwise required by law.

SECTION 7.2. PERMITTED TRANSFERS. A Member may not Transfer all or any portion of its Membership Interest without the consent of the Manager. Notwithstanding the foregoing, a Member who wishes to Transfer all or any part of his, her, or its Membership Interest or Economic Interest in the Company shall only have the right to Transfer such Membership Interest or Economic Interest back to the Company at a price equal to 100% of the Transferor's interest (less any Distributions made to such Member).

SECTION 7.3. TRANSFERS NOT IN COMPLIANCE WITH THIS AGREEMENT. Any transfer not in compliance with the provisions of Section 7.2 or any other provision of this Agreement shall be null and void and have no force or effect.

SECTION 7.4. NO RELEASE OF LIABILITY. Any Member or departing Member whose interest in the Company is sold pursuant to Article VII is not relieved thereby of any liability he, she, or it may owe the Company, if any.

ARTICLE VIII

BOOKS, RECORDS, AND REPORTING

SECTION 8.1. BOOKS AND RECORDS. The Company shall maintain at its principal place of business the following books and records:

(a) A current list of the full name and last known business or residence address of each Member together with the Capital Contribution, Capital Account, and Percentage Interest of each Member;

(b) A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendments thereto were executed;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) A copy of this Agreement and any amendments hereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments hereto were executed;

(e) Copies of the Company's financial statements, if any, for the six (6) most recent Fiscal Years;

(f) The books and records of the Company as they relate to its internal affairs for at least the current and past four (4) Fiscal Years; and

(g) True and correct copies of all relevant documents and records indicating the amount, cost, and value of all of the property and assets of the Company.

SECTION 8.2. ACCOUNTING METHODS. The books and records of the Company shall be maintained in accordance with the accounting methods utilized for federal income tax purposes.

SECTION 8.3. REPORTS. The Company shall cause to be prepared and filed in a timely manner all reports and documents required by any governmental agency. The Company shall cause to be prepared at least annually all information concerning the Company's operations that is required by the Members for the preparation of their federal and state tax returns. The Company shall send to each Member within ninety (90) days of the conclusion of the taxable year:

(a) All information concerning the Company's operations necessary to the preparation of the Member's individual federal and state income tax or information returns; and

(b) A copy of the Company's federal, state, and local income tax or information returns for the taxable year.

SECTION 8.4. INSPECTION RIGHTS. For purposes reasonably related to their Membership Interests in the Company, all Members shall have the right to inspect and copy the books and records of the Company during normal business hours, upon reasonable request. The Company shall provide Members with copies of all records and documents to which Members are entitled under the LLC Act.

SECTION 8.5. BANK ACCOUNTS. Manager shall maintain all of the funds of the Company in a bank account in the name of the Company, at a depository institution, as Manager shall determine in accordance with Section 5.1 of this Agreement. Manager shall not permit the funds of the Company to be commingled in any manner with the funds or accounts of any other Person. Douglas Scheidet, as Manager, acting alone, may endorse checks, drafts, or other evidence of indebtedness to the Company for the sole purpose of depositing them in the Company accounts.

SECTION 8.6. PARTNERSHIP REPRESENTATIVE.

(a) Generally. The Company designates Manager as the "partnership representative" (within the meaning of Code Section 6223) (and, to the extent any applicable state or local jurisdiction has not conformed to the Partnership Tax Audit Rules, the "tax matters partner" as defined in Code section 6231) (the "Partnership Representative") to represent the Company, at the Company's expense, in all examinations of the Company's affairs by taxing authorities and to expend Company monies to obtain necessary professional services in connection with such examinations, but retains the right to make such a designation by amendment to this Agreement, in the manner provided in this Agreement for amendments.

(b) Company-Level Taxes. In any case where an adjustment of Company taxable income, gain, loss, deduction or credit for a Reviewed Year results in the payment of taxes, penalties or interest by the Company as required by Code Section 6221(a) or applicable state or local law (or by the Members in a later year if the Company ceases to exist or is deemed to cease to exist as prescribed by Regulations promulgated under Code Section 6241(7) or applicable state or local law) (in either case, "Company Level Taxes"), it is intended that the Members and the former Members shall bear the economic responsibility for the payment of the taxes, penalties and interest paid by the Company in the same manner (to the maximum extent possible) in which such adjustments would have been borne had the Company elected out under Code Section 6221(b) for the Reviewed Year,

bearing such taxes, penalties and interest to reflect the tax liability of one or more Members with respect to such Members' Membership Interests in the "Adjustment Year (as such term is defined in Code Section 6225(d)). In accordance therewith, (a) each Member agrees that it shall promptly pay to (and indemnify) the Company and/or the other Members and former Members for such Member's share of the Company Level Taxes with respect to the Reviewed Year (including any expenses associated with such Company Level Taxes), as determined by the Partnership Representative in accordance with the prior sentence in its reasonable discretion and thereafter (b) any remaining Company Level Taxes that are attributable to Membership Interests, as determined by the Partnership Representative in its reasonable discretion, shall be treated for all purposes of this Agreement, as advances against and will reduce, distributions otherwise due with respect to such Membership Interests under this Agreement.

(c) Application. In this Section 8.6, any references to Code Sections refer to those Code Sections under the Partnership Tax Audit Rules, and any references to Members include former Members of the Company as well as holders of economic interests in the Company. Further, the obligations and responsibilities of each Member under this Section 8.6 shall survive each Member's withdrawal from the Company and/or the termination, dissolution, liquidation, and winding up of the Company, including but not limited to pursuant to the Regulations promulgated under Code Section 6241(7) or applicable state or local law.

ARTICLE IX

TERMINATION AND DISSOLUTION

SECTION 9.1. DISSOLUTION. The Company shall be dissolved upon the occurrence of any of the following events:

(a) When the Period of Duration of the Company expires;

(b) By the written approval of the Majority Interest to dissolve the Company;

(c) The sale or other disposition of substantially all of Company's assets;

(d) Entry of a decree of judicial dissolution under the LLC Act;

(e) Bankruptcy of the Company;

(f) Dissolution Event; or

(g) In the event that a CAM Agreement distribution that pays Members directly is established, and Members are recouped.

SECTION 9.2. ARTICLES OF DISSOLUTION. As soon as possible after the occurrence of any of the events specified in Section 9.1 above, the Company shall file Articles of Dissolution with the New York Department of State in accordance with Section 705 of the LLC Act.

SECTION 9.3. CONDUCT OF BUSINESS. Upon the filing of the Articles of Dissolution with the New York Department of State, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business. The dissolved Company continues to exist pursuant to the LLC Act for the purpose of winding up its affairs, prosecuting and defending actions by or against it in order to collect and discharge obligations, disposing of and conveying its property, and collecting and dividing its assets.

SECTION 9.4. DISTRIBUTION UPON DISSOLUTION. Upon a determination to dissolve the Company, the Manager shall take full account of the Company's assets and liabilities, shall liquidate the

assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in accordance with Section 9.5 below, as applicable.

SECTION 9.5. DISTRIBUTION OF COMPANY GROSS REVENUE. The Members shall continue to divide Company Gross Revenue and available funds during the winding-up period in the same manner and the same priorities as provided for in Articles III and VI hereof. The proceeds from the liquidation of property shall be applied in the following order:

(a) First, to pay the costs and expenses of the winding up, liquidation and termination of the Company;

(b) Second, to the payment of creditors, in the order of priority as provided by law, except to the Members on account of their Capital Contributions;

(c) Third, to the payment of loans or advances that may have been made by any of the Members or their Principals for working capital or other requirements of the Company, except to Members on account of their Capital Contributions;

(d) Fourth, to the Members in accordance with Section 6.1. Where the Distribution pursuant to this Section 9.5 consists both of cash (or cash equivalents) and non-cash assets, the cash (or cash equivalents) shall first be distributed, in a descending order, to fully satisfy each category starting with Section 9.5(a) above and in accordance with Exhibit C. In the case of non-cash assets, the distribution values are to be based on the fair market value thereof as determined in good faith by the liquidator, and the shortest maturity portion of such non-cash assets (e.g., notes or other indebtedness) shall, to the extent such non-cash assets are readily divisible, be distributed, in a descending order, to fully satisfy each category above, starting with the most preferred category.

(e) After determining that all known debts and liabilities of the Company in the process of winding up have been paid or provided for, including, without limitation, debts and liabilities to Members who are creditors of the Company, the remaining assets shall be distributed among the Members in accordance with their Positive Capital Account balances, after taking into consideration the profit and loss allocations made pursuant to Article VI. Members shall not be required to restore Negative Capital Account Balances.

SECTION 9.6. WINDING UP AND DISSOLUTION. If the Company is dissolved, the Manager shall wind up the Company's affairs, including the selling of all of the Company's assets and the provision of written notification to all of the Company's creditors of the commencement of dissolution proceedings.

SECTION 9.7. MEMBERS' RECEIPT OF PAYMENT. Except as otherwise provided in this Agreement, or by the LLC Act, the Members are entitled to payment of their Capital Account balances only from the Company and are not entitled to recover their Positive Capital Account balance or share of Profits from any individual Members, except as provided in Article VI. Company property is the sole source for the payment of any debts or liabilities owed by the Company. Any return of Capital Contributions or liquidation amounts to the Members will be satisfied only to the extent that the Company has adequate assets. If the Company does not have adequate assets to return the Capital Contributions, the Members will not have any recourse against the Company or any other Members, except to the extent that other Members may have outstanding debts or obligations owing to the Company.

SECTION 9.8. DISPOSITION OF THE PROJECT. Notwithstanding the terms of Section 9.4, it is understood and agreed that upon dissolution of the Company, if all the rights in the Project and/or its underlying property (to the extent owned by the Company) have not been disposed of by the Company prior

to such dissolution, then any and all copyrights and copyright rights ancillary thereto of the Company in and to the Project and/or its underlying property (to the extent owned by the Company) shall automatically be transferred to the Manager, unless otherwise specified in this Agreement or any other agreement in connection with the Project, and the Manager shall assume all responsibility and obligations (including repayment obligations to the Members and disbursement of Profit Participations to third parties) in connection with the Project. In furtherance thereof, the Manager shall promptly execute all necessary and proper assignments and/or other documents to effectuate said transfer.

ARTICLE X

INDEMNIFICATION

SECTION 10.1. INDEMNIFICATION.

(a) To the fullest extent permitted by Section 420 of the LLC Act, the Company shall indemnify and hold harmless each of the Members, Manager, and each of their respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, agents, heirs, assigns, successors-in-interest and Affiliates, (each an, "Indemnified Person") from and against any and all losses, damages, liabilities and expenses, (including costs and reasonable attorneys' fees), judgments, fines, settlements and other amounts (collectively "Liabilities") reasonably incurred by any such Indemnified Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative and whether threatened, pending or completed (collectively a "Proceeding"), in which any such Indemnified Person may be involved, or with which any such Indemnified Person may be threatened, with respect to or arising out of any act performed by the Indemnified Person or any omission or failure to act if (i) the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the Indemnified Person by this Agreement or by the LLC Act, except for acts of willful misconduct, gross negligence or reckless disregard of duty, acts which constitute a material breach of this Agreement from which such Indemnified Person derived an improper personal benefit, or (ii) a court of competent jurisdiction determines upon application that, in view of all of the circumstances, the Indemnified Person is fairly and reasonably entitled to indemnification from the Company for such liabilities as such court may deem proper. The Company's indemnification obligations hereunder shall apply not only with respect to any Proceeding brought by the Company, or a Member, but also with respect to any Proceeding brought by a third party. For purposes of clarification, the indemnification obligation shall not apply in a Proceeding brought by the Company against the Indemnified Person or the Indemnified Person against the Company.

(b) Each Member shall and does hereby agree to indemnify and save harmless the Company, the Manager, the Company's Affiliates, counsel and consultants, officers, assigns, etc. and each other Member, their officers, assigns, etc. from any and all liabilities resulting from (i) a breach by such Member of any of the warranties and representations contained in this Agreement made by such Member; (ii) the untruth of any of the warranties and representations contained herein; and (iii) any claims arising from any third party that such Member has contracted with in connection with the Project. If such warranties and representations either are breached or are not true, the Member who breached such warranties and/or representations, shall, at the election of the Majority Interest, be subject to a rescission of such Member's rights or interests in the Company.

SECTION 10.2. CONTRACT RIGHT; EXPENSES. The right to indemnification conferred in Section 10.1(a) shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnified Person in defending any such Proceeding in advance of its final disposition; provided, however, that, if the LLC Act so requires, the payment of such expenses in advance of

the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under Section 10.1(a) or otherwise.

SECTION 10.3. INDEMNIFICATION OF OFFICERS AND EMPLOYEES. The Company may, to the extent authorized from time to time by the Majority Interest, grant rights to indemnification and to advancement of expenses to any Officer, employee, or agent of the Company to the fullest extent of Sections 10.1(a) and 10.2.

SECTION 10.4. LIABILITY INSURANCE. The Company may, but is not obligated to, purchase and maintain insurance, at the Company's expense, against any liability that may be asserted against, or any expense that may incurred by the Company. In the event insurance coverage is purchased, such policy may include or combine assets owned by separate and unrelated companies managed by the Manager. In such event, the Company's coverage hereunder may be limited or reduced. Such policy may also add the Manager as an additional insured for not only its management services hereunder but outside general operations as well.

SECTION 10.5. ASSETS OF THE COMPANY. Any indemnification under Section 10.1 shall be satisfied solely out of the assets of the Company. No Member shall be subject to personal liability or required to fund or to cause to be funded any obligation by reason of these indemnification provisions.

ARTICLE XI

INVESTMENT REPRESENTATIONS

SECTION 11.1. REPRESENTATIONS BY THE NON-MANAGING MEMBERS. AS A MATERIAL INDUCEMENT TO THE COMPANY TO SELL THE MEMBERSHIP INTEREST TO THE NON-MANAGING MEMBER, EACH NON-MANAGING MEMBER REPRESENTS AND WARRANTS TO THE COMPANY AND THE OTHER MEMBERS AS FOLLOWS, AND ACKNOWLEDGES THAT BY SIGNING THIS AGREEMENT OR A SUBSCRIPTION AGREEMENT, HE, SHE OR IT HAS READ AND UNDERSTANDS THE FOLLOWING:

(a) Investment Purpose. THE NON-MANAGING MEMBER IS ACQUIRING THE MEMBERSHIP INTEREST FOR HIS, HER OR ITS OWN ACCOUNT, NOT AS AN AGENT OR NOMINEE, AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF IN VIOLATION OF APPLICABLE SECURITIES LAWS. THE NON-MANAGING MEMBER FURTHER REPRESENTS THAT HE/SHE/IT DOES NOT HAVE ANY PRESENT CONTRACT, UNDERTAKING, UNDERSTANDING OR ARRANGEMENT WITH ANY PERSON TO SELL, TRANSFER OR GRANT PARTICIPATIONS TO SUCH PERSONS OR ANY THIRD PERSON, WITH RESPECT TO THE MEMBERSHIP INTEREST.

(b) Accredited or Sophisticated Investor Status. THE NON-MANAGING MEMBER REPRESENTS AND WARRANTS THAT SUCH NON-MANAGING MEMBER IS EITHER (I) AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR (II) A "SOPHISTICATED INVESTOR" WHO HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT HE, SHE, OR IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF ACQUIRING THE MEMBERSHIP INTERESTS

(c) Reliance on Exemptions. THE NON-MANAGING MEMBER UNDERSTANDS THAT THE MEMBERSHIP INTERESTS ARE BEING OFFERED AND SOLD TO HIM/HER/IT IN RELIANCE ON SPECIFIC EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS

OF FEDERAL AND STATE SECURITIES LAWS AND THAT THE COMPANY IS RELYING IN PART UPON THE TRUTH AND ACCURACY OF, AND THE NON-MANAGING MEMBER'S COMPLIANCE WITH THE REPRESENTATIONS, WARRANTIES, AGREEMENTS, ACKNOWLEDGEMENTS AND UNDERSTANDINGS OF THE NON-MANAGING MEMBER SET FORTH HEREIN IN ORDER TO DETERMINE THE AVAILABILITY OF THE EXEMPTIONS AND THE ELIGIBILITY OF THE NON-MANAGING MEMBER TO ACQUIRE THE MEMBERSHIP INTEREST.

(d) Information. THE NON-MANAGING MEMBER AND THEIR ADVISORS, IF ANY, HAVE BEEN FURNISHED WITH ALL MATERIALS RELATING TO THE BUSINESS, FINANCES AND OPERATIONS OF THE COMPANY AND MATERIALS RELATING TO THE MEMBERSHIP INTEREST WHICH HAVE BEEN REQUESTED BY THE NON-MANAGING MEMBER AND WHICH ARE REQUIRED UNDER THE 1933 ACT. THE NON-MANAGING MEMBER AND THEIR ADVISORS, IF ANY, HAVE BEEN AFFORDED THE OPPORTUNITY TO ASK QUESTIONS OF AND TO RECEIVE ANSWERS FROM THE COMPANY'S AUTHORIZED REPRESENTATIVES CONCERNING THE COMPANY, THE PROJECT, THE COMPANY'S BUSINESS AND PROSPECTS AND THE NON-MANAGING MEMBER HAS BEEN PERMITTED TO HAVE ACCESS TO ALL INFORMATION WHICH HE/SHE/IT HAS REQUESTED IN ORDER TO EVALUATE THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST. THE NON-MANAGING MEMBER HAS SOUGHT SUCH LEGAL AND TAX ADVICE AS HE/SHE/IT HAS CONSIDERED NECESSARY TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT TO HIS, HER OR ITS PURCHASE OF THE MEMBERSHIP INTEREST, AND IN DETERMINING TO PURCHASE MEMBERSHIP INTEREST HEREUNDER, THE NON-MANAGING MEMBER IS NOT RELYING ON ANY REPRESENTATIONS OF THE COMPANY OR ANY OTHER MEMBER. THE NON-MANAGING MEMBER IS AN INVESTOR IN SECURITIES OF COMPANIES IN THE DEVELOPMENT STAGE AND ACKNOWLEDGES THAT HE/SHE/IT IS ABLE TO FEND FOR ITSELF, CAN BEAR THE ECONOMIC RISK OF HIS, HER OR ITS INVESTMENT, AND HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST.

SECTION 11.2. NO GOVERNMENTAL REVIEW. THE NON-MANAGING MEMBER UNDERSTANDS THAT NO ARBITRATION BOARD OR PANEL, COURT OR FEDERAL, STATE, MUNICIPAL OR OTHER GOVERNMENTAL DEPARTMENT, COMMISSION, BOARD, BUREAU, AGENCY OR INSTRUMENTALITY, DOMESTIC OR FOREIGN HAS PASSED ON OR MADE ANY RECOMMENDATION OR ENDORSEMENT OF THE MEMBERSHIP INTEREST OR THE FAIRNESS OR SUITABILITY OF THE INVESTMENT IN THE MEMBERSHIP INTEREST, NOR HAVE SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE MEMBERSHIP INTEREST.

SECTION 11.3. TRANSFER OR RESALE. THE NON-MANAGING MEMBER UNDERSTANDS THAT:

(a) THE MEMBERSHIP INTEREST HAVE NOT BEEN AND ARE NOT BEING REGISTERED UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED UNLESS SUBSEQUENTLY REGISTERED THEREUNDER, OR IN RELIANCE ON AN AVAILABLE EXEMPTION FROM REGISTRATION; AND

(b) NEITHER THE COMPANY NOR ANY OTHER PERSON IS UNDER ANY OBLIGATION TO REGISTER MEMBERSHIP INTERESTS UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS OR TO COMPLY WITH THE TERMS AND CONDITIONS OF ANY EXEMPTION THEREUNDER.

(c) THE MEMBERSHIP INTEREST MAY NEED TO BE HELD INDEFINITELY, AND THE NON-MANAGING MEMBER MUST CONTINUE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT IN THE MEMBERSHIP INTEREST UNLESS THE MEMBERSHIP INTERESTS ARE SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. WHEN AND IF THE MEMBERSHIP INTEREST MAY BE DISPOSED OF WITHOUT REGISTRATION IN RELIANCE ON RULE 144 PROMULGATED UNDER THE 1933 ACT, SUCH DISPOSITION CAN BE MADE ONLY IN LIMITED AMOUNTS IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF SUCH RULE, AND THE NON-MANAGING MEMBER MUST DELIVER AN OPINION OF COUNSEL TO THE COMPANY REASONABLY ACCEPTABLE TO THE COMPANY IN FORM, SUBSTANCE AND SCOPE TO THE EFFECT THAT THE MEMBERSHIP INTEREST MAY BE SOLD OR TRANSFERRED UNDER AN EXEMPTION FROM SUCH REGISTRATION, AND IF THE RULE 144 EXEMPTION IS NOT AVAILABLE, PUBLIC SALE WITHOUT REGISTRATION WILL REQUIRE COMPLIANCE WITH AN EXEMPTION UNDER THE 1933 ACT.

SECTION 11.4. RISK OF INVESTMENT. THE NON-MANAGING MEMBER IS FULLY AWARE OF THE INHERENT RISK OF HIS, HER OR ITS INVESTMENT IN THE COMPANY. THE COMPANY’S SOLE PURPOSE IS TO INVEST IN THE PRODUCTION OF THE PROJECT. THIS INVESTMENT IS EXTREMELY RISKY AS ARE ALL INVESTMENTS IN MOTION PICTURES AND AUDIOVISUAL PROJECTS. THERE IS ABSOLUTELY NO CERTAINTY OR GUARANTY THAT:

(a) THE PROJECT CAN BE COMPLETED;

(b) THE PROJECT CAN BE COMPLETED WITHIN THE BUDGET;

(c) A DISTRIBUTION ARRANGEMENT CAN BE FINALIZED FOR THE PROJECT;

(d) A FORCE MAJEURE EVENT WILL NOT OCCUR WHICH COULD PREVENT COMPLETION OF THE PROJECT OR CAUSE THE COST OF COMPLETION OF THE PROJECT TO EXCEED THE BUDGET;

(e) ANY PROFITS WILL BE REALIZED OR ANY CASH DISTRIBUTED TO ANY MEMBER; OR

(f) THE PROJECT WILL BE SUCCESSFUL. THE NON-MANAGING MEMBER ACKNOWLEDGES THAT SUCH MEMBER HAS READ AND UNDERSTANDS THE “RISK FACTORS” ATTACHED HERETO AS EXHIBIT “E” AND “TAX CONSIDERATIONS” ATTACHED HERETO AS EXHIBIT “F”.

SECTION 11.5. KNOWLEDGE AND EXPERIENCE. THE NON-MANAGING MEMBER WARRANTS THAT HE/SHE/IT HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL, TAX AND BUSINESS MATTERS AS TO ENABLE HIM/HER/IT TO EVALUATE THE MERITS AND RISKS OF HIS, HER OR ITS INVESTMENT IN THE COMPANY AND TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT THERETO.

SECTION 11.6. FINDERS/BROKERS; PRE-EXISTING RELATIONSHIP; NO ADVERTISEMENT. THE NON-MANAGING MEMBER HAS INCURRED NO LIABILITY FOR

COMMISSIONS OR OTHER FEES TO ANY FINDER OR BROKER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE COST OF WHICH IS IN ANY PART THE LIABILITY OF OR PAYABLE BY THE COMPANY. THE NON-MANAGING MEMBER HAS A PRE-EXISTING PERSONAL OR BUSINESS RELATIONSHIP WITH THE COMPANY AND/OR ANY OF ITS OFFICERS OR CONTROLLING PERSONS, OR BY HIS, HER OR ITS BUSINESS OR FINANCIAL EXPERIENCE OR THE BUSINESS OR FINANCIAL EXPERIENCE OF ITS FINANCIAL ADVISORS WHO ARE UNAFFILIATED WITH AND WHO ARE NOT COMPENSATED BY THE COMPANY, DIRECTLY OR INDIRECTLY, COULD BE REASONABLY ASSUMED TO HAVE THE CAPACITY TO PROTECT HIS/HER OWN INTEREST IN CONNECTION WITH THE ACQUISITION OF THE MEMBERSHIP INTEREST. THE NON-MANAGING MEMBER ACKNOWLEDGES THAT THE OFFER AND SALE OF THE MEMBERSHIP INTERESTS WAS NOT ACCOMPLISHED BY THE PUBLICATION OF ANY ADVERTISEMENT.

SECTION 11.7. BINDING AGREEMENT. THIS AGREEMENT IS AND WILL REMAIN ITS VALID AND BINDING AGREEMENT, ENFORCEABLE IN ACCORDANCE WITH ITS TERMS (SUBJECT, AS TO THE ENFORCEMENT OF REMEDIES, TO ANY APPLICABLE BANKRUPTCY, INSOLVENCY OR OTHER LAWS AFFECTING THE ENFORCEMENT OF CREDITOR’S RIGHTS).

SECTION 11.8. TAX POSITION. THE NON-MANAGING MEMBER AGREES THAT, UNLESS HE, SHE OR IT PROVIDES PRIOR WRITTEN NOTICE TO THE COMPANY, HE, SHE OR IT WILL NOT TAKE A POSITION ON HIS, HER OR ITS FEDERAL INCOME TAX RETURN, ON ANY CLAIM FOR REFUND, OR IN ANY ADMINISTRATIVE OR LEGAL PROCEEDINGS, THAT IS INCONSISTENT WITH ANY INFORMATION RETURN FILED BY THE COMPANY OR WITH THE PROVISIONS OF THIS AGREEMENT.

SECTION 11.9. CONFIDENTIALITY. MEMBERS SHALL NOT, AT ANY TIME, DISCLOSE OR SUBMIT TO ANY PERSON, FIRM, CORPORATION OR OTHER ENTITY ALL OR ANY PART OF THIS AGREEMENT OR ANY CONFIDENTIAL OR PROPRIETARY INFORMATION OR TRADE SECRETS (COLLECTIVELY REFERRED TO AS “CONFIDENTIAL INFORMATION”) OF THE COMPANY, ITS AFFILIATES, SUBSIDIARIES, OWNERS, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS OBTAINED OR LEARNED BY MEMBERS, INCLUDING, WITHOUT LIMITATION, INFORMATION ABOUT THE COMPANY, ITS INVESTORS, OTHER MEMBERS, ANY CAPITAL CONTRIBUTIONS, AND/OR ANY INFORMATION REGARDING THE PROJECT OTHER THAN TO MEMBERS’ AGENTS OR REPRESENTATIVES OR AS REQUIRED BY LAW. MEMBERS RECOGNIZE AND ACKNOWLEDGE THAT THE CONFIDENTIAL INFORMATION OF THE COMPANY IS A VALUABLE, SPECIAL, AND UNIQUE ASSET OF AND BELONGS SOLELY TO THE COMPANY.

ARTICLE XII

MISCELLANEOUS PROVISIONS

SECTION 12.1. ASSURANCES. Each Member shall execute all documents and certificates and perform all acts deemed appropriate by the Manager in accordance with Section 5.1 of this Agreement, the Majority Interest, and/or the Company or required by this Agreement or the LLC Act in connection with the formation and operation of the Company and the acquisition, holding, or operation of any property by the Company.

SECTION 12.2. COMPLETE AGREEMENT. This Agreement, the Articles of Organization and the Exhibits attached hereto constitute the complete and exclusive statement of the agreement among the Members and the Company with respect to the matters discussed herein and therein and supersede all prior

written or oral statements among the Manager, Members and the Company, including any prior statements, warranties, or representations.

SECTION 12.3. SECTION HEADINGS. The section headings, which appear throughout this Agreement, are provided for convenience only and are not intended to define or limit the scope of this Agreement or the intent or subject matter of its provisions.

SECTION 12.4. BINDING EFFECT. Subject to the provisions of this Agreement relating to the transferability of Membership Interests or Economic Interests, this Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors, and assigns.

SECTION 12.5. INTERPRETATION. All pronouns and common nouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the context may require. In the event that any claim is made by any Member or the Company relating to the drafting and interpretation of this Agreement, no presumption, inference, or burden of proof or persuasion shall be created or implied solely by virtue of the fact that this Agreement was drafted by or at the behest of a particular Member and/or by his, her, or its counsel.

SECTION 12.6. COMPANY COUNSEL. The Members and Manager hereby agree that Company will be required to retain production and distribution counsel in connection with the Project. The Members and Manager acknowledge and agree that counsel has been engaged by the Company in connection with this Agreement and the Offering ("Company Counsel"), and that Company Counsel may also act as counsel to the Manager. The Members and Manager agree to execute on behalf of the Company (but not on behalf of any individual Member or Manager) a written consent to such concurrent representation as may be required by the rules governing professional conduct in the applicable jurisdiction(s). The individuals which make up the Members and Manager acknowledge and agree that Company Counsel owes them no direct duties in their individual capacity and that Company Counsel's duties are owed to the Company and shall be owed to any individuals which make up Manager, Member or Affiliate of a Member or Manager, which it may now or in the future and upon separate and independent agreement, represent individually. The Members and Manager acknowledge that Company Counsel does not represent the Company in connection with accounting or other taxation matters. Any change to the Company Counsel shall be subject to approval by the Members.

SECTION 12.7. APPLICABLE LAW. Each Member agrees that all disputes arising under or in connection with this Agreement and any transactions contemplated by this Agreement shall be governed by the internal law, and not by the law of conflicts, of the State of New York. The Agreement and the rights of the parties hereunder shall be governed and construed in accordance with the laws of the State of New York, without regard to any conflicts of laws principles of the State of New York or any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of New York.

SECTION 12.8. ARBITRATION. Any dispute arising hereunder shall be resolved solely through binding arbitration conducted under and pursuant to the commercial arbitration rules of the Judicial Arbitration and Mediation Services, Inc. ("JAMS Rules"), as said rules may be amended from time to time with rights of discovery if requested by the arbitrator. The seat of the arbitration shall be New York, New York. Such rules and procedures are incorporated and made part of this Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator having reasonable experience with entertainment law. The prevailing party in such arbitration shall be entitled to recover his, her or its attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding and non-appealable. The parties hereby expressly waive any and all rights to appeal, or to petition to vacate or modify, any arbitration award issued in a dispute arising out of this Agreement. Each party hereby irrevocably submits to the

jurisdiction of the state and federal courts in connection with any petition to confirm an arbitration award obtained pursuant to this Section 12.8. The parties agree to accept service of process in accordance with JAMS Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be (i) made public in any manner or form (ii) reported to any news agency or publisher (iii) disclosed to any third party not involved in the arbitration.

SECTION 12.9. REMEDIES. Except as otherwise set forth herein, the remedies available at law and equity, which a Person may be lawfully entitled, are cumulative. The parties agree and acknowledge that in the event of a breach by a party of any obligation hereunder, the damage caused any other party shall not be irreparable or otherwise so sufficient as to give rise to a right to seek or obtain injunctive or other equitable relief, and the parties hereto acknowledge that their rights and remedies in the event of any such breach shall be limited to the right, if any, to recover damages in an action at law and shall not include the right to enjoin the development, financing, production, distribution or other exploitation of the Project hereunder.

SECTION 12.10. SPOUSAL CONSENT. If a Member is married or has a registered domestic partner at the time he or she becomes party to this Agreement, such Member's spouse or registered domestic partner shall execute and deliver to the Company a Spousal or Registered Domestic Partner Consent in the form attached hereto as Exhibit D (a "Spousal Consent"), effective as of the date such Member becomes party to this Agreement. Notwithstanding the execution and delivery thereof, such Spousal Consent shall not be deemed to confer or convey to the spouse any rights in any Membership Interest that do not otherwise exist by operation of law or an agreement between such Member and his or her spouse. If a Member should marry, remarry or enter into a registered domestic partnership subsequent to the date of this Agreement, such Member shall, within thirty (30) days thereafter, obtain such new spouse or registered domestic partner's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Spousal Consent acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

SECTION 12.11. NOTICES. Any notice or other writing to be served upon the Company or any Members thereof in connection with this Agreement shall be in writing via U.S. mail with a copy also via electronic mail and shall be deemed completed when delivered to both the mailing address specified in Exhibit A and to said email address above, if to a Member, and to the resident agent, if to the Company. Any Member shall have the right to change the address at which notices shall be served up to ten (10) days written notice to the Company and to the other Members.

SECTION 12.12. AMENDMENTS. Any amendments, modifications, or alterations to this Agreement or to the Articles of Organization must be in writing and signed by all of the Members. Notwithstanding the foregoing, amendments to this Agreement which do not adversely or disproportionately affect the rights of any Member in any material respect may be made by the Manager without the consent of any Member if those amendments are: (a) of a clerical or recordkeeping nature; (b) for the purpose of amending Exhibits A and B to reflect current Members and their Percentage Interest (who are Members in accordance with the terms of this Agreement); (c) necessary, as determined by the Manager in their sole discretion, to preserve the validity of any and all allocations of income, gain, loss or deduction pursuant to Section 704(b) of the Code; or (d) as otherwise explicitly set forth in this Agreement.

SECTION 12.13. SEVERABILITY. Each provision of this Agreement is severable from the other provisions. If, for any reason, any provision of this Agreement is declared invalid or contrary to existing law, the inoperability of that provision shall have no effect on the remaining provisions of this Agreement, which shall continue in full force and effect.

SECTION 12.14. COUNTERPARTS. This Agreement may be executed in counterparts, and sent via electronic transmission and/or by PDF signature, each of which shall be deemed an original and all of which shall, when taken together, constitute a single document.

[Signature Pages Follow]

AMENDED AND RESTATED OPERATING AGREEMENT OF ALBERT TOWNSEND MOVIE, LLC

IN WITNESS WHEREOF, the Company has caused this counterpart signature page to be duly executed as of the Effective Date.

COMPANY:

ALBERT TOWNSEND MOVIE, LLC

By: ________________________
DOUGLAS SCHEIDET (Oct 7, 2026 18:35:02 EDT)

Name: Douglas Scheidet

Title: Manager

Date: 10/07/2026

IN WITNESS WHEREOF, the undersigned Members have executed or caused to be executed this counterpart signature page as of the Effective Date.

MEMBERS:

By: ________________________
DOUGLAS SCHEIDET (Oct 7, 2026 18:35:02 EDT)

Name: Douglas Scheidet

Title: Member and Manager

Date: 10/07/2026

[Signature Page to Amended and Restated Operating Agreement of Albert Townsend Movie, LLC]

EXHIBIT A

MEMBERS

MANAGER MEMBERS

Member	Contact	Percentage Interest	Cash Capital Contribution	Other Capital Contribution
Douglas Scheidet	127 E 25th St., Huntington Station, NY 11746 doug@inspiredartistsproductions.com	100%* of 100%	—	Management services

*For the avoidance of doubt, pursuant to Section 5.1 of the Agreement, the Manager shall have the right to allocate third party Profit Participation to third parties providing services on the Project from the "Producer's Share of Net Proceeds". The Producer's Share of Net Proceeds shall be reducible on a point-by-point basis by the amount of Profit Participations granted to third parties.

NON-MANAGER MEMBERS

Member	Contact	Percentage Interest**†	Cash Capital Contribution	Other Capital Contribution
N/A	—	Pro Rata of 50% of 100%	—	N/A

** It is agreed and understood that the non-manager Members' Percentage Interest shall not exceed Fifty percent (50%), collectively (i.e., the "Investor's Share of Net Proceeds"). For the avoidance of doubt, pursuant to Section 4.3, this shall be subject to dilution for Additional Members contributing Cash Capital Contributions and/or Other Capital Contributions.

†Subject to receipt of a signed Subscription Agreement and acceptance by the Company of the Subscription Price as defined in the Subscription Agreement.

Recoupment Position Holders, including investors in the Offering, are not Members and are not listed on this Exhibit A. Their rights are set forth in Sections 4.10A and 6.1A, Exhibit C and their respective Revenue Participation Agreements.

EXHIBIT B

MANAGER

Manager	Contact	Percentage Interest
Douglas Scheidet	Address and email set forth in Exhibit A	See Exhibit A

EXHIBIT C
DISTRIBUTION SCHEDULE

"Company Gross Revenue" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

1. First, collection account management costs and fees, if any;
2. Second, a residuals reserve as required in order to comply with SAG-AFTRA, DGA, WGA and IATSE guild requirements, if any, but only to the extent such residuals are not directly assumed and/or paid by a distributor;
3. Third, to the extent not yet paid, and to the extent applicable, distribution fees and distribution costs (including, without limitation, marketing expenses, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Project (e.g. producer representatives, sales advisors, etc.);
4. Fourth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and/or fees in connection therewith, until all such debt has been repaid in full;
5. Fifth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Project to attend premieres, film festivals and film markets, etc.);
6. Sixth, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Project, all costs of auditing any distributor of the Project of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary Reserve for Company to cover anticipated expenses not yet charged to the Project, which such Reserve Company shall liquidate in a timely fashion in accordance with industry custom;
7. Seventh, a return to the Members as set forth in Exhibit A and to the Recoupment Position Holders, in the amount of one hundred and twenty percent (120%) of the Cash Capital Contributions and/or Other Capital Contributions made by each such Member (including any Manager, as applicable) or the cash contributions made by each such Recoupment Position Holder, as applicable, on a pro rata pari passu basis;
8. Eighth, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. box office bonuses, SVOD bonuses, music license step deals, etc.), as and when due, if any;
9. Ninth, payment of any Deferments, if any, on a pro rata pari passu basis until all such Deferments are paid in full; and
10. Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "Net Proceeds", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Net Proceeds shall be payable, on a pro rata pari passu basis to (a) fifty percent (50%) collectively to the Manager in accordance with the Manager's Percentage Interest (the "Producer's Share of Net Proceeds"), which amount shall be reducible on a point-by-point basis by all profit participations granted to third parties providing services on the Project in

accordance with their respective service agreements; and, (b) fifty percent (50%) to the Members (including any Manager, as applicable) who provided a Cash Capital Contribution and/or Other Capital Contribution to the Company and to the Recoupment Position Holders, on a pro rata pari passu basis in proportion to their respective Cash Capital Contributions (or, in the case of Recoupment Position Holders, their cash contributions) (the "Investor's Share of Net Proceeds"). For purposes of clarification, Net Proceeds shall not exceed 100%.

"Company Gross Revenue" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Project and all customary ancillary and subsidiary rights therein (including from merchandising, but excluding any income from the exploitation of sequel, remake or other Subsequent Production Rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is calculated after all bona fide refunds, credits, Tax Incentives, allowances, rights fees (if any), discounts and adjustments. So-called "soft monies" shall be deemed "Company Gross Revenue" to the extent not used to offset the Project budget or lent against.

Creditor-Debtor: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Project or the revenue stream derived from the exploitation of the Project. Company makes no representation that the Project will be released or that the Project will be successful enough that it will generate any amount of Net Proceeds and/or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Project, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

Note: Capitalized terms used herein but not otherwise defined, have the respective meanings set forth in that certain Amended and Restated Operating Agreement of Albert Townsend Movie, LLC.

EXHIBIT D

SPOUSAL OR REGISTERED DOMESTIC PARTNER CONSENT

I acknowledge that I have read the foregoing Amended and Restated Operating Agreement (the "Agreement") of Albert Townsend Movie, LLC (the "Company"), dated ________________, and that I understand its contents. I am aware that it contains certain provisions and restrictions governing the membership interests of the Company (including any community interest which I may have in them) of the Company, including but not limited to provisions regarding the manner in which the membership interests are voted and restrictions with respect to the transfer of the membership interests. I HAVE HAD THE RIGHT TO CONSULT WITH COUNSEL OF MY CHOOSING IN CONNECTION WITH THIS SPOUSAL OR REGISTERED DOMESTIC PARTNER CONSENT AND I HAVE HAD AMPLE OPPORTUNITY TO DO SO. IF I HAVE NOT CONSULTED WITH COUNSEL IN CONNECTION HEREWITH, I HAVE KNOWINGLY AND WILLINGLY ELECTED NOT TO DO SO.

I hereby (i) consent to and approve of the provisions and restrictions of the Agreement, and agree that the membership interests and any interest which I may have in them at any time are subject to the provisions of the Agreement, (ii) acknowledge that I have no management power with respect to any such membership interest, (iii) agree that I shall not effect or attempt to effect any sale or other transfer of such membership interest, or of any interest therein, in contravention of the terms of the Agreement, and (iv) agree that I will take no action at any time to hinder operation of the Agreement on those membership interests or any interest which I may have in them.

MEMBER'S SPOUSE OR REGISTERED DOMESTIC PARTNER:

Signature: __________________
Name: _____________________
Spouse or Registered Domestic Partner of:
____

EXHIBIT E

RISK FACTORS

MAKING A SUBSCRIPTION TO THE COMPANY INVOLVES VARIOUS RISKS RELATING TO THE MANAGEMENT OF COMPANY AND THE MOVIE INDUSTRY. THEREFORE, SUCH SUBSCRIPTION IS SUITABLE ONLY FOR PERSONS OR ENTITIES WITH THE FINANCIAL CAPABILITY OF MAKING AND HOLDING LONG-TERM INVESTMENTS AND WHO HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT. THEREFORE, IN ADDITION TO THE MATTERS SET FORTH ELSEWHERE IN THE AGREEMENT, PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS:

A. COMPANY-RELATED RISKS

1. RELIANCE ON MANAGEMENT – EXCEPT AS SET FORTH IN THIS AGREEMENT, DECISIONS WITH RESPECT TO THE MANAGEMENT OF COMPANY WILL BE MADE BY THE MANAGER IN THE MANAGER’S SOLE DISCRETION. THE SUCCESS OF THE PROJECT, INCLUDING WITHOUT LIMITATION THE FINANCIAL SUCCESS OF THE PROJECT, WILL LARGELY DEPEND ON THE QUALITY OF THE MANAGEMENT OF THE COMPANY. THE MANAGER, WITH THE ADVICE AND ASSISTANCE OF OTHER PROFESSIONALS, WILL ADMINISTER ALL BUSINESS ASPECTS OF THE COMPANY (I.E., THE COMPANY AND THE PROJECT). ALTHOUGH THE MANAGER BELIEVES THAT IT HAS THE NECESSARY BUSINESS AND MOTION PICTURE EXPERIENCE TO SUPERVISE THE MANAGEMENT OF THE COMPANY, THERE CAN BE NO ASSURANCE THAT THE MANAGER WILL PERFORM ADEQUATELY OR THAT THE COMPANY’S OPERATIONS WILL BE SUCCESSFUL. PURCHASERS OF MEMBERSHIP INTERESTS WILL RECEIVE AN ECONOMIC INTEREST IN THE COMPANY. HOWEVER, PURCHASERS OF MEMBERSHIP INTERESTS SHALL NOT BE PARTICIPANTS IN THE MANAGEMENT OR THE OPERATIONS OF THE MANAGER, THE COMPANY, OR THE PROJECT. ACCORDINGLY, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AN INVESTOR WILL HAVE NO RIGHT TO VOTE ON OR TO VETO ACTIONS OF THE MANAGER AND WILL HAVE NO CREATIVE CONTROL. IN ADDITION, MANAGER-APPROVED ACTIONS MAY BE APPROVED DESPITE THE INVESTOR’S DISSENT FROM SUCH ACTIONS. NEITHER THE COMPANY, THE MANAGER, NOR ANY OF THE MANAGER’S ADVISORS HAS MANAGED OR PRODUCED A FEATURE—LENGTH AUDIOVISUAL PRODUCTION PREVIOUSLY, AND NO ASSURANCE CAN BE MADE THAT THEIR EFFORTS WILL BE SUCCESSFUL FOR THE PROJECT.

2. LIMITED OPERATING HISTORY – THE COMPANY HAS BEEN IN EXISTENCE FOR A LIMITED PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. FURTHERMORE, THE COMPANY HAS NOT PRODUCED OR DISTRIBUTED A FEATURE-LENGTH AUDIOVISUAL PRODUCTION. THE COMPANY AND THE MANAGER HAVE, AND WILL CONTINUE, TO ENDEAVOR TO EMPLOY OR OTHERWISE RETAIN THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FEATURE-LENGTH AUDIOVISUAL PRODUCTION BUT NO ASSURANCES CAN BE MADE THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

3. MANAGER'S CONFLICTS OF INTEREST – THE MANAGER IS NOT REQUIRED TO RENDER EXCLUSIVE SERVICES IN CONNECTION WITH THE PROJECT OR THE COMPANY. THE MANAGER, THE PRODUCTION TEAM, AND THE TALENT HAVE INTERESTS IN A VARIETY OF ACTIVITIES OTHER THAN ACTING AS MANAGER TO THE COMPANY, INCLUDING INVOLVEMENT WITH THE PRODUCTION OF OTHER FILMS. IN ADDITION, THE MANAGER, THE PRODUCTION TEAM, AND THE TALENT MAY ORGANIZE COMPANIES THAT ARE SIMILAR TO THE COMPANY IN THE FUTURE AND THE MANAGER MAY BE PRINCIPALS IN, OR HAVE A PROFIT INTEREST IN, THE COMPANY. ACCORDINGLY, CONFLICTS OF INTEREST MAY ARISE IN THE ALLOCATION OF THE MANAGER'S, THE PRODUCTION TEAM'S, AND/OR THE TALENT'S TIME BETWEEN THE COMPANY AND ONE OR MORE OF THESE OTHER ACTIVITIES. ADDITIONALLY, THE MANAGER MAY ENTER INTO SERVICES AGREEMENTS WITH THE COMPANY. HOWEVER, THE TERMS OF SUCH AGREEMENT MAY NOT BE THE RESULT OF AN ARMS-LENGTH TRANSACTION, BUT BE CONSIDERED TO BE EQUAL TO, OR LESS THAN, INDUSTRY STANDARDS FOR THE ASSOCIATED SERVICES RENDERED TO THE COMPANY.

4. INDEMNIFICATION – UNDER CERTAIN CIRCUMSTANCES, THE MANAGER WILL BE INDEMNIFIED BY THE COMPANY FOR ANY LIABILITIES OR LOSSES ARISING OUT OF THE MANAGER'S ACTIVITIES IN CONNECTION WITH THE COMPANY. INDEMNIFICATION UNDER SUCH PROVISION COULD REDUCE OR DEPLETE THE ASSETS OF THE COMPANY.

5. WORKING CAPITAL REQUIREMENTS AND THE POTENTIAL NEED FOR ADDITIONAL FINANCING – THERE IS NO ASSURANCE THAT UNFORESEEN EVENTS WILL NOT OCCUR, WHICH MAY RESULT IN THE NEED TO RAISE ADDITIONAL FUNDS BEYOND WHAT THE COMPANY AND THE MANAGER PROJECT. FURTHERMORE, COMPANIES WITH LIMITED OPERATING HISTORIES, SUCH AS THE COMPANY AND THE MANAGER, MAY NOT DEPLOY CAPITAL OPTIMALLY. THUS, THE COMPANY AND THE MANAGER MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND TO SATISFY FUTURE CAPITAL REQUIREMENTS OF THE COMPANY. THE FAILURE TO RAISE ANY ADDITIONAL NEEDED FUNDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND THE MANAGER. IN ADDITION, IT IS ANTICIPATED THAT RAISING ADDITIONAL FUNDS WILL RESULT IN ADDITIONAL DILUTION OF EACH OFFEREE'S INVESTMENT. THOUGH THE COMPANY AND THE MANAGER DO NOT ANTICIPATE THAT ADDITIONAL FINANCING WILL NEED TO BE OBTAINED, SUBJECT TO THE TERMS OF THE AGREEMENT, THERE CAN BE NO ASSURANCE THAT ADDITIONAL CAPITAL WILL NOT BE NEEDED.

6. LIABILITY OF MEMBERS – IN THE EVENT THAT FOLLOWING A DISTRIBUTION TO MEMBERS, THE REMAINING ASSETS OF THE COMPANY ARE NOT SUFFICIENT TO PAY ITS THEN OUTSTANDING LIABILITIES, MEMBERS MIGHT, UNDER APPLICABLE LAW, BE LIABLE TO THE COMPANY IN AN AMOUNT EQUAL TO ANY SUCH DISTRIBUTION MADE BY THE COMPANY TO THEM.

7. LOSS ON DISSOLUTION OR TERMINATION – IN THE EVENT OF A DISSOLUTION OR TERMINATION OF THE COMPANY, THE PROCEEDS REALIZED IN THE LIQUIDATION OF ASSETS, IF ANY, WILL BE DISTRIBUTED TO THE MEMBERS ONLY AFTER THE SATISFACTION OF CLAIMS OF CREDITORS. ACCORDINGLY, THE ABILITY OF A

MEMBER TO RECOVER ALL OR ANY PORTION OF HIS, HER, OR ITS INVESTMENT UNDER SUCH CIRCUMSTANCES WILL DEPEND ON THE AMOUNT OF FUNDS SO REALIZED AND THE AMOUNT OF CLAIMS TO BE SATISFIED THEREFROM.

8. INCOME TAX CONSEQUENCES – THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY. THESE RISKS SHOULD BE CAREFULLY CONSIDERED BY EACH PROSPECTIVE INVESTOR TO DETERMINE WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE FOR SUCH PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, AS WELL AS STATE AND LOCAL, INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

B. MOVIE INDUSTRY RISKS

1. COMPETITIVE INDUSTRY – SOME SEGMENTS OF THE ENTERTAINMENT INDUSTRY ARE HIGHLY COMPETITIVE. THE COMPANY WILL BE COMPETING WITH THE PRODUCERS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PROJECT. THE PROJECT WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE COMPANY WILL COMPETE WITH NUMEROUS MAJOR MOTION PICTURE PRODUCTION AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

2. COMMERCIAL SUCCESS – THE PROJECT’S SUCCESS IS PRIMARILY DEPENDENT ON THE AUDIENCE ACCEPTANCE OF THE PROJECT, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND ARE NEVER RELEASED. ON THE OTHER HAND, MANY FILMS ARE RELEASED EACH YEAR WHICH ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM THE UNITED STATES THEATRICAL DISTRIBUTION. THEREFORE, FOREIGN AND ANCILLARY MARKETS HAVE BECOME INCREASINGLY IMPORTANT. HOWEVER, LICENSING OF A MOTION PICTURE IN THE ANCILLARY MARKETS IS PARTICULARLY DEPENDENT UPON PERFORMANCE IN DOMESTIC THEATRICAL DISTRIBUTION. NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE ECONOMIC SUCCESS OF THE PROJECT. THIS IS BECAUSE THE REVENUE DERIVED FROM THE DISTRIBUTION OF A MOTION PICTURE, WHICH DOES NOT NECESSARILY BEAR ANY CORRELATION TO THE PRODUCTION OR DISTRIBUTION COSTS INCURRED, DEPENDS PRIMARILY UPON ITS ACCEPTANCE BY THE PUBLIC, WHICH CANNOT BE ACCURATELY PREDICTED. THE ECONOMIC SUCCESS OF A MOTION PICTURE ALSO DEPENDS ON THE PUBLIC’S ACCEPTANCE OF COMPETING FILMS, THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT AND LEISURE-TIME ACTIVITIES, GENERAL ECONOMIC CONDITIONS, AND OTHER TANGIBLE AND INTANGIBLE FACTORS, ALL OF WHICH CAN CHANGE AND CANNOT BE PREDICTED WITH CERTAINTY. NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE MEMBERS THAT THE PROJECT WILL

GENERATE ENOUGH REVENUE TO OFFSET ITS DISTRIBUTION AND MARKETING COSTS, IN WHICH CASE THE COMPANY WOULD NOT RECEIVE ANY NET REVENUES FOR THE PROJECT.

3. PRODUCTION – EACH PROJECT, PARTICULARLY THOSE WHICH ARE PRODUCED BY INDEPENDENT FILMMAKERS, IS A SEPARATE BUSINESS VENTURE WITH ITS OWN MANAGEMENT, EMPLOYEES, EQUIPMENT AND BUDGETARY REQUIREMENTS. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH FILM PRODUCTION, INCLUDING DEATH OR DISABILITY OF KEY PERSONNEL, OTHER FACTORS CAUSING DELAYS, DESTRUCTION OR MALFUNCTION OF SETS OR EQUIPMENT, THE INABILITY OF PRODUCTION PERSONNEL TO COMPLY WITH BUDGETARY OR SCHEDULING REQUIREMENTS, AND PHYSICAL DESTRUCTION OR DAMAGE TO THE PROJECT ITSELF. ALTHOUGH SOME OF THESE PROBLEMS MAY BE COVERED BY COMPANY’S INSURANCE FOR THE PROJECT, SIGNIFICANT DIFFICULTIES SUCH AS THESE MAY MATERIALLY INCREASE THE COST OF PRODUCTION OR MAY CAUSE THE ENTIRE PROJECT TO BE ABANDONED.

4. DEPENDENCE ON KEY PERSONNEL – THE COMPANY’S FUTURE SUCCESS DEPENDS, IN SIGNIFICANT PART, UPON THE CONTINUED SERVICE OF THE INDIVIDUALS THAT CONSTITUTE THE PRODUCTION TEAM AND THE MANAGER’S ADVISORS. NEITHER THE COMPANY NOR THE MANAGER MAINTAINS KEY PERSON LIFE INSURANCE FOR ANY TEAM MEMBER OR EMPLOYEE. FURTHERMORE, THE COMPANY AND MANAGER’S SUCCESS IS DEPENDENT ON THE ABILITY OF THE COMPANY AND THE MANAGER TO ATTRACT TOP TALENT, BOTH WITHIN THE PRODUCTION TEAM AND THE CAST OF THE PROJECT. THE COMPANY AND MANAGER’S INABILITY TO ATTRACT SUCH TALENT OR THE LOSS OF THE SERVICES OF ONE OR MORE MEMBERS OF THE PRODUCTION TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND MANAGER’S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PROJECT. ADDITIONALLY, THE COMPANY MAY ELECT TO FOREGO THE PURCHASE OF A COMPLETION BOND OR OTHER TYPES OF PRODUCTION RELATED INSURANCE FOR THE PROJECT, RESULTING IN CERTAIN LOSSES RELATING TO ANY OF THE PROJECT’S KEY PERSONNEL, EQUIPMENT, LOCATIONS AND/OR FILM FOOTAGE BEING UNINSURED. SUCH LOSSES COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND MANAGER’S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PROJECT.

5. LABOR DISPUTES – THERE IS NO ASSURANCE THAT LABOR DIFFICULTIES AFFECTING PRODUCTION WILL NOT ARISE, INCLUDING, BUT NOT LIMITED TO, UNION STRIKES. IF SUCH LABOR DIFFICULTIES ARISE, FILM PRODUCTION AND FINANCIAL RETURN TO INVESTING MEMBERS COULD BE DELAYED OR DIMINISHED.

6. AUDIENCE APPEAL – THE ULTIMATE PROFITABILITY OF ANY MOTION PICTURE DEPENDS UPON ITS AUDIENCE APPEAL IN RELATION TO THE COST OF ITS PRODUCTION AND DISTRIBUTION. THE AUDIENCE APPEAL OF A GIVEN MOTION PICTURE DEPENDS, AMONG OTHER THINGS, ON UNPREDICTABLE CRITICAL REVIEWS AND CHANGING PUBLIC TASTES. THEREFORE, SUCH APPEAL CANNOT BE ANTICIPATED WITH CERTAINTY.

7. COST OVERRUNS – THE COSTS OF PRODUCING MOTION PICTURES ARE OFTEN UNDERESTIMATED AND MAY BE INCREASED BY REASON OF FACTORS BEYOND

THE CONTROL OF THE PRODUCERS. SUCH FACTORS MAY INCLUDE WEATHER CONDITIONS, ILLNESS OF TECHNICAL AND ARTISTIC PERSONNEL, ARTISTIC REQUIREMENTS, LABOR DISPUTES, GOVERNMENTAL REGULATIONS, EQUIPMENT BREAKDOWNS, AND OTHER PRODUCTION DISRUPTIONS. WHILE THE COMPANY INTENDS TO ENGAGE PRODUCTION PERSONNEL WHO HAVE DEMONSTRATED AN ABILITY TO COMPLETE FILMS WITHIN THE ASSIGNED BUDGET, THE RISK OF A FILM RUNNING OVER BUDGET OR OF NOT BEING COMPLETED IS ALWAYS SIGNIFICANT AND MAY HAVE A SUBSTANTIAL ADVERSE IMPACT ON THE PROFITABILITY OF THE PROJECT.

8. DISTRIBUTION – THE PROFITABLE DISTRIBUTION OF A MOTION PICTURE DEPENDS IN LARGE PART ON THE AVAILABILITY OF ONE OR MORE CAPABLE AND EFFICIENT DISTRIBUTORS. CAPABLE AND EFFICIENT DISTRIBUTORS ARE ABLE TO ARRANGE FOR APPROPRIATE ADVERTISING AND PROMOTION, AND PROVIDE PROPER RELEASE DATES AND BOOKINGS IN FIRST-RUN AND OTHER THEATERS. THERE CAN BE NO ASSURANCE THAT PROFITABLE DISTRIBUTION ARRANGEMENTS WILL BE OBTAINED FOR THE PROJECT, THAT THE PROJECT CAN OR WILL BE DISTRIBUTED PROFITABLY, OR THAT THE PROJECT WILL BE DISTRIBUTED AT ALL.

9. LONG-TERM PROJECT – THE PRODUCTION AND DISTRIBUTION OF A MOTION PICTURE INVOLVES THE PASSAGE OF A SIGNIFICANT AMOUNT OF TIME. PREPRODUCTION ON A PROJECT MAY EXTEND FOR TWO TO THREE MONTHS, AND EVEN LONGER IN CERTAIN CIRCUMSTANCES. PRINCIPAL PHOTOGRAPHY MAY EXTEND FOR SEVERAL WEEKS OR MORE. POST-PRODUCTION MAY EXTEND FOR THREE TO FOUR MONTHS, AND EVEN LONGER IN CERTAIN CIRCUMSTANCES. DISTRIBUTION AND EXHIBITION OF MOTION PICTURES GENERALLY AND OF THE PROJECT MAY CONTINUE FOR YEARS BEFORE GROSS REVENUE OR NET PROCEEDS (AS DEFINED HEREIN) MAY BE GENERATED, IF AT ALL.

10. FOREIGN DISTRIBUTION – FOREIGN DISTRIBUTION OF A MOTION PICTURE (I.E., OUTSIDE THE UNITED STATES AND CANADA) MAY REQUIRE THE USE OF VARIOUS FOREIGN DISTRIBUTORS. SOME FOREIGN COUNTRIES MAY IMPOSE GOVERNMENT REGULATIONS ON THE DISTRIBUTION OF FILMS. IN ADDITION, REVENUES DERIVED FROM THE DISTRIBUTION OF THE PROJECT IN FOREIGN COUNTRIES, IF ANY, MAY BE SUBJECT TO CURRENCY CONTROLS AND OTHER RESTRICTIONS, WHICH MAY TEMPORARILY OR PERMANENTLY PREVENT THE INCLUSION OF SUCH REVENUE IN GROSS REVENUE.

11. INVESTING MEMBERS ARE LAST IN LINE – THE DISTRIBUTION OF A MOTION PICTURE TYPICALLY FLOWS FROM THE PRODUCER TO THE DISTRIBUTOR WHO IN TURN MAY DELIVER IT TO TERRITORIAL SUB-DISTRIBUTORS, WHO DISTRIBUTE IT TO THEATRICAL EXHIBITORS. THE BOX OFFICE RECEIPTS GENERATED BY A MOTION PICTURE TRAVEL THIS SAME ROUTE IN REVERSE. THE EXHIBITOR TAKES A CUT AND SENDS THE BALANCE TO THE SUB-DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE PRODUCER. THE PROBLEM FOR THE INVESTING MEMBERS WITH THIS SYSTEM IS THAT SUCH INVESTING MEMBERS, WHO HAVE HAD THEIR MONEY AT RISK FOR THE LONGEST TIME, ARE AT THE TAIL END OF THE BOX OFFICE RECEIPTS CHAIN. THUS, IF THE COMPANY IN NEGOTIATING A DISTRIBUTION DEAL HAS TO RELY HEAVILY ON A PARTICIPATION AT SOME

DEFINED LEVEL OF THE PROJECT'S REVENUE STREAM, REVENUES TO THE COMPANY, AND THUS TO INVESTING MEMBERS, ARE LIKELY TO BE THE LAST IN LINE TO BENEFIT FROM SUCH A REVENUE STREAM, IF ANY.

12. INDUSTRY CHANGES – NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE EFFECT THAT RAPID TECHNOLOGICAL CHANGE, EMERGING DISTRIBUTION CHANNELS, OR ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE COMPANY, THE MANAGER, OR THE MOTION PICTURE INDUSTRY. THE ENTERTAINMENT INDUSTRY IN GENERAL, AND THE MOTION PICTURE INDUSTRY IN PARTICULAR, CONTINUE TO UNDERGO SIGNIFICANT CHANGES, PRIMARILY DUE TO TECHNOLOGICAL DEVELOPMENTS. DUE TO RAPID GROWTH OF TECHNOLOGY AND SHIFTING CONSUMER TASTES, NEITHER THE MANAGER NOR THE COMPANY CAN ACCURATELY PREDICT THE OVERALL EFFECT THAT TECHNOLOGICAL GROWTH OR THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE POTENTIAL REVENUE FROM AND PROFITABILITY OF THE PROJECT. IN ADDITION, CERTAIN OUTLETS FOR THE DISTRIBUTION OF MOTION PICTURES MAY NOT OBTAIN THE PUBLIC ACCEPTANCE THAT IS OR WAS PREVIOUSLY PREDICTED. IF CERTAIN DISTRIBUTION CHANNELS ARE ACCEPTED BY THE PUBLIC, NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE OFFEREES THAT THE COMPANY WILL BE SUCCESSFUL IN EXPLOITING SUCH CHANNELS. MOREOVER, TO THE EXTENT THAT OTHER DISTRIBUTION CHANNELS GAIN POPULAR ACCEPTANCE, IT IS POSSIBLE THAT DEMAND FOR EXISTING DISTRIBUTION CHANNELS, SUCH AS HARD GOODS, WILL DECREASE. IF THE COMPANY IS UNABLE TO EXPLOIT NEW DISTRIBUTION CHANNELS TO THE SAME EXTENT EXPECTED AS EXISTING CHANNELS. COMPANY'S BUSINESS, OPERATIONS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

13. PROJECT'S LIABILITIES – THE COMPANY WILL ACTIVELY PARTICIPATE IN THE PRODUCTION AND DISTRIBUTION OF THE PROJECT. BECAUSE INSURANCE COVERING SUCH LIABILITY MAY NOT BE AVAILABLE AT A REASONABLE COST, OR MAY SIMPLY NOT BE OBTAINED, THE ASSETS OF THE COMPANY MAY BE EXPOSED TO OPERATING RISKS THAT MAY ARISE FROM THE CREATION, EXPLOITATION, AND DISPOSITION OF THE PROJECT.

C. MANAGER'S MATTERS DISCRETION REGARDING PRODUCTION AND DISTRIBUTION

1. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE MANAGER HAS RESERVED THE SPECIFIC AUTHORITY TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WITH MOTION PICTURE OR TELEVISION STUDIOS, DISTRIBUTORS AND/OR OTHER THIRD PARTIES. PURSUANT TO THIS AUTHORITY, THE COMPANY, IN EXCHANGE FOR SUCH STUDIOS', DISTRIBUTORS AND/OR OTHER THIRD PARTIES' ASSISTANCE IN PRODUCING, DISTRIBUTING AND/OR OTHERWISE EXPLOITING THE PROJECT, MAY COMMIT TO PAY SUCH PARTIES OUT OF REVENUES GENERATED BY THE PROJECT AT A POINT IN THE PROJECT'S REVENUE STREAM PRIOR TO COMPANY'S RECEIPT OF ITS GROSS REVENUE. SUCH AGREEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO, FLAT FEE ARRANGEMENTS, NEGATIVE PICKUP DEALS, OR AN OUTRIGHT SALE OF THE PROJECT, IF IN THE JUDGMENT OF THE MANAGER SUCH A SALE WOULD BE IN THE BEST INTERESTS OF THE COMPANY. IN ADDITION, SUBJECT TO THE TERMS AND

CONDITIONS OF THE LLC AGREEMENT, THE MANAGER HAS RESERVED THE RIGHT (1) TO PRODUCE THE PROJECT AND SEEK THE MOST ADVANTAGEOUS DISTRIBUTION AGREEMENT FOR THE PROJECT, AND (2) TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WHICH PROVIDE THAT PERSONS RENDERING SERVICES, OTHER MATERIALS, OR FACILITIES IN CONNECTION WITH THE DEVELOPMENT, PRODUCTION, DISTRIBUTION, OR OTHER EXPLOITATION OF THE PROJECT SHALL RECEIVE, AS SALARY OR OTHER COMPENSATION, DEFERRED AMOUNTS OR A PERCENTAGE PARTICIPATION IN COMPANY REVENUE. SUCH RELIANCE ON THE DISCRETION OF THE MANAGER PLACES A GREATER EMPHASIS ON THE MANAGER'S SKILLS AND JUDGMENT AND THOSE OF THE MANAGER'S ADVISORS. THEREFORE, IT IS IMPERATIVE THAT PROSPECTIVE NON-MANAGING MEMBERS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGER AND THE MANAGER'S ADVISORS BEFORE CHOOSING TO PROVIDE ANY SUBSCRIPTION HEREUNDER.

2. DISTRIBUTIONS AND LIQUIDITY **-** DISTRIBUTION OF THE COMPANY'S PROCEEDS TO THE MEMBERS WILL PROVIDE A PRIMARY SOURCE OF DISTRIBUTABLE CASH OR SECURITIES TO THE MEMBERS. THE MANAGER WILL HAVE ABSOLUTE DISCRETION IN THE TIMING OF SUCH DISTRIBUTIONS, IF ANY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT. THERE CAN BE NO ASSURANCE THAT THERE WILL BE ANY DISTRIBUTIONS OR THAT AGGREGATE DISTRIBUTIONS, IF ANY, WILL EQUAL OR EXCEED THE MEMBERS' INVESTMENT IN THE COMPANY.

D. INVESTMENT-RELATED RISK

1. AN INVESTOR WHO PURCHASES INTERESTS IN THE COMPANY SHOULD BE AWARE THAT THE INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND THEY RISK LOSING HIS, HER, OR ITS ENTIRE INVESTMENT.

2. ILLIQUIDITY OF INVESTMENT – THERE IS NO PUBLIC MARKET FOR THE INTERESTS AND ONE IS NOT EXPECTED TO DEVELOP. EACH INVESTOR SHOULD BE AWARE THAT HE, SHE, OR IT MUST BEAR THE RISKS OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE ANY TRANSFER, SALE, OR ASSIGNMENT OF THE INTERESTS IS SUBJECT TO THE CONSENT OF THE MANAGER IN ITS DISCRETION. FURTHERMORE, THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY OTHER APPLICABLE LAW. THEREFORE, THE MEMBERSHIP INTERESTS CANNOT BE SOLD AND MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT, AND ANY OTHER APPLICABLE LAW, OR, IN THE OPINION OF THE MANAGER, EXEMPTIONS FROM SUCH REGISTRATION ARE AVAILABLE. ANY SUCH REGISTRATION IS UNLIKELY TO OCCUR IN THE FUTURE. IN ADDITION, NO SALE, TRANSFER, OR ASSIGNMENT OF AN INTEREST WILL BE PERMITTED IF, IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH SALE, TRANSFER, OR ASSIGNMENT WOULD VIOLATE THE STATUS OF THE ORIGINAL SALE OF THE INTERESTS WHICH FORMED THE BASIS FOR THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR ANY APPLICABLE STATE SECURITIES LAWS, PURSUANT TO WHICH SUCH INTERESTS WERE OFFERED, OR CAUSE A TERMINATION OF THE ENTITY'S TREATMENT AS A COMPANY FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT OF THESE RESTRICTIONS, MEMBERS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT IN THE EVENT OF AN

EMERGENCY, AND THE INTERESTS MAY NOT BE READILY ACCEPTED AS COLLATERAL FOR A LOAN.

3. INHERENT UNCERTAINTY OF PROJECTIONS – THE INDICATIVE CASHFLOWS AND CERTAIN FORWARD-LOOKING STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND OTHER INFORMATION AVAILABLE TO THE MANAGER. HOWEVER, THE UNDERLYING ESTIMATES, ASSUMPTIONS, AND FUTURE EVENTS ARE INHERENTLY UNCERTAIN, AND UNANTICIPATED EVENTS MAY OCCUR WHICH WOULD CAUSE ACTUAL RESULTS TO VARY, PERHAPS MATERIALLY FROM ANY FORECAST RESULTS. EACH INVESTOR SHOULD BE AWARE THAT MANY FILMS DO NOT GET RELEASED, OR IF RELEASED ARE NOT COMMERCIALLY SUCCESSFUL AND LOSE MONEY. AS A CONSEQUENCE, EACH INVESTOR SHOULD BE AWARE THAT NEITHER THE COMPANY NOR THE MANAGER GUARANTEE OR WARRANT ANY SPECIFIC PROJECTED RESULT OF AN INVESTMENT IN THE COMPANY. ACCORDINGLY, INVESTORS SHOULD RETAIN AND RELY UPON THE ADVICE OF THEIR OWN PROFESSIONAL ADVISORS WITH RESPECT TO THEIR INDIVIDUAL SUITABILITY FOR AN INVESTMENT IN THE COMPANY AND THE TAX CONSEQUENCES RESULTING THEREFROM. E. CONCLUSION – THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY.

EXHIBIT F

TAX CONSIDERATIONS

THIS OFFERING IS MADE ON THE BASIS OF THE COMPLEXITIES OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY, AND PARTICIPATION IN THE COMPANY SHOULD BE CONSIDERED BY A PROSPECTIVE INVESTOR ONLY AFTER OBTAINING ADEQUATE TAX COUNSELING FROM THE PROSPECTIVE INVESTOR'S OWN TAX ADVISOR. IN PARTICULAR, NO PROSPECTIVE INVESTOR SHOULD INVEST IN THE INTERESTS FOR THE PURPOSE OF OBTAINING A TAX BENEFIT WITHOUT CONSULTING HIS, HER, OR ITS OWN TAX ADVISOR.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE ("IRS") MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES IN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR THE REGULATIONS OR RULINGS OR OTHER DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY ADVERSELY AFFECT THE TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

THE FOLLOWING IS MERELY A SUMMARY OF SOME IMPORTANT FEDERAL INCOME TAX RISKS AND CONSIDERATIONS AFFECTING THE COMPANY AND PROSPECTIVE INVESTORS. IT DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL THE PROVISIONS DISCUSSED NOR A COMPLETE LISTING OF ALL POTENTIAL TAX RISKS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EXTENT TO WHICH THESE RULES WILL AFFECT THEM.

1. SCOPE OF THE DISCUSSION; CHANGES IN TAX LAWS – THE FOLLOWING GENERAL DISCUSSION OF CERTAIN FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY IS BASED UPON THE CURRENT PROVISIONS OF THE CODE, THE EXISTING AND PROPOSED REGULATIONS THEREUNDER ("REGULATIONS"), PUBLISHED RULINGS AND PROCEDURES OF THE IRS, AND COURT DECISIONS. NO ASSURANCE CAN BE GIVEN THAT LEGISLATIVE OR ADMINISTRATIVE CHANGES OR COURT DECISIONS WILL NOT OCCUR THAT WOULD REQUIRE SIGNIFICANT MODIFICATION OF THE STATEMENTS EXPRESSED IN THIS SECTION. NOR CAN ASSURANCE BE GIVEN THAT SUCH CHANGES MAY NOT BE RETROACTIVE WITH RESPECT TO TRANSACTIONS ENTERED INTO PRIOR TO THE OCCURRENCE OF SUCH CHANGES. THE COMPANY HAS NOT REQUESTED, AND DOES NOT INTEND TO REQUEST, ANY TAX RULINGS FROM THE IRS OR AN OPINION OF LEGAL COUNSEL WITH RESPECT TO ANY TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

2. COMPANY CLASSIFICATION – THE COMPANY WILL LIKELY BE TREATED AS A PARTNERSHIP FOR U.S. FEDERAL INCOME TAX PURPOSES UNLESS AN ELECTION IS MADE TO TREAT THE COMPANY AS A CORPORATION. THE MANAGER MAY MAKE AN ELECTION TO TREAT THE COMPANY AS A CORPORATION. A PARTNERSHIP IS NOT SUBJECT, AS AN ENTITY, TO FEDERAL INCOME TAX. INSTEAD, EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT, IN DETERMINING HIS, HER, OR ITS FEDERAL INCOME TAX, HIS, HER, OR ITS DISTRIBUTIVE SHARE OF THE COMPANY'S INCOME, GAINS, LOSSES, DEDUCTIONS AND CREDITS, WHETHER OR NOT ANY ACTUAL CASH DISTRIBUTIONS ARE MADE TO SUCH MEMBER. A MEMBER OF A PARTNERSHIP MAY OFFSET HIS, HER, OR ITS SHARE OF COMPANY LOSSES IN A TAXABLE YEAR AGAINST HIS, HER, OR ITS INCOME FROM OTHER SOURCES IN SUCH YEAR, SUBJECT

TO CERTAIN LIMITATIONS, INCLUDING THE BASIS, AT-RISK, AND PASSIVE ACTIVITY LOSS LIMITATIONS.

3. INSUFFICIENT CASH DISTRIBUTIONS – EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT IN DETERMINING HIS, HER, OR ITS FEDERAL INCOME TAX LIABILITY HIS, HER, OR ITS DISTRIBUTIVE SHARE OF INCOME, GAINS, LOSSES, DEDUCTIONS, AND CREDITS OF THE COMPANY IRRESPECTIVE OF ANY CASH DISTRIBUTIONS MADE TO SUCH MEMBER DURING THE TAXABLE YEAR. NO GUARANTEED MINIMUM ANNUAL DISTRIBUTION IS INTENDED WITH RESPECT TO THE INTERESTS. IF AND WHEN A CASH DISTRIBUTION IS MADE TO THE MEMBERS, THERE CAN BE NO ASSURANCE THAT IT WILL BE SUFFICIENT TO SATISFY THE INCOME TAX LIABILITY RESULTING FROM THE OWNERSHIP OF INTERESTS.

4. OVERVIEW OF THE TREATMENT OF CERTAIN DEDUCTIONS – THE COMPANY WILL ATTEMPT TO DEDUCT ALL OF THE ITEMS DESCRIBED BELOW IN THE TIME AND MANNER SET FORTH BELOW AT AS EARLY A TIME AS THE MANAGER BELIEVES THE LAW PERMITS. HOWEVER, THERE ARE MANY FACTUAL AND LEGAL QUESTIONS INVOLVED WITH RESPECT TO THE AVAILABILITY AND TIMING OF DEDUCTIONS, ONLY SOME OF WHICH ARE DISCUSSED BELOW. THERE CAN BE NO ASSURANCE THAT DEDUCTIONS CLAIMED BY THE COMPANY WILL BE ACCEPTED BY THE IRS OR BY A COURT IN ALL INSTANCES.

5. ALLOCATIONS – EACH MEMBER’S ALLOCABLE SHARE OF OVERALL NET INCOME OR LOSS, AS WELL AS ANY ITEM OF INCOME, GAIN, LOSS, DEDUCTION, OR CREDIT RECOGNIZED BY THE COMPANY, WILL BE BASED UPON THE VARIOUS ALLOCATIONS OF SUCH ITEMS SET FORTH HEREIN, UNLESS THE ALLOCATION IS FOUND NOT TO HAVE “SUBSTANTIAL ECONOMIC EFFECT”. THE MANAGER BELIEVES THAT THE ALLOCATIONS SHOULD HAVE “SUBSTANTIAL ECONOMIC EFFECT” BECAUSE THE MANAGER INTENDS TO MAINTAIN CAPITAL ACCOUNTS IN ACCORDANCE WITH THE REGULATIONS, DISTRIBUTE LIQUIDATION PROCEEDS IN ACCORDANCE WITH THE MEMBERS’ CAPITAL ACCOUNT BALANCES, AND INCLUDE IN THE OPERATING AGREEMENT QUALIFIED INCOME OFFSET AND MINIMUM GAIN CHARGE-BACK PROVISIONS. IN ADDITION, ALLOCATIONS ATTRIBUTABLE TO NON-RECOURSE DEBT, IF ANY, WILL BE DETERMINED NO DIFFERENTLY THAN ANY OTHER ALLOCATIONS. SHOULD THE IRS, ON AUDIT, MAKE A DETERMINATION WITH RESPECT TO ANY TAX ASPECTS OF THE COMPANY, WHICH THE MANAGER DEEMS IS DETRIMENTAL TO THE COMPANY OR THE MEMBERS, THE MANAGER MAY EMPLOY ANY LEGAL MEANS NECESSARY TO CHALLENGE AND/OR DEFEND AGAINST THE IRS’ DETERMINATION. THIS COULD INVOLVE THE INCURRENCE OF SIGNIFICANT LEGAL AND ACCOUNTING FEES.

6. LIMITATIONS OF DEDUCTION OF LOSSES – A MEMBER WILL BE SUBJECT TO CERTAIN LIMITATIONS RELATED TO THE ABILITY TO DEDUCT LOSSES ALLOCATED FROM THE COMPANY TO HIM OR HER OR IT DURING ANY YEAR. DUE TO THE PASSIVE ACTIVITY LOSS LIMITATION AND OTHER LIMITATIONS DESCRIBED HEREIN, NO MEMBER SHOULD ASSUME, AND NO REPRESENTATION IS MADE HEREIN, THAT A TAX DEDUCTION OR CREDIT WILL BE AVAILABLE TO HIM OR HER OR IT FROM THE COMPANY TO REDUCE SUCH MEMBER’S FEDERAL INCOME TAX OR FEDERAL TAXABLE INCOME.

7. BASIS LIMITATION – A MEMBER IS ALLOWED TO DEDUCT HIS OR HER OR ITS DISTRIBUTIVE SHARE OF THE COMPANY'S LOSSES OR DEDUCTIONS FOR ANY TAXABLE YEAR ONLY TO THE EXTENT OF THE MEMBER'S ADJUSTED BASIS OF HIS OR HER OR ITS INTERESTS AT THE END OF SUCH YEAR. LOSSES THAT EXCEED SUCH ADJUSTED BASIS MAY BE CARRIED FORWARD INDEFINITELY AND, SUBJECT TO OTHER APPLICABLE LIMITATIONS, DEDUCTED IN SUCCEEDING YEARS TO THE EXTENT SUCH ADJUSTED BASIS AT THE END OF EACH SUCH SUCCEEDING YEAR EXCEEDS ZERO BEFORE REDUCTION BY ANY LOSS FOR SUCH YEAR. IN ADDITION, ANY MONEY DISTRIBUTED (OR DEEMED DISTRIBUTED) TO A MEMBER IN EXCESS OF HIS OR HER OR ITS ADJUSTED BASIS IN HIS OR HER OR ITS INTERESTS WILL BE TAXED AS GAIN FROM THE SALE OR EXCHANGE OF HIS OR HER OR ITS INTERESTS.

8. PASSIVE ACTIVITY LOSS LIMITATION – THE INTERESTS SHOULD BE TREATED AS AN INVESTMENT IN A PASSIVE ACTIVITY, AND THE MEMBERS WILL NOT BE ACTIVELY OR MATERIALLY PARTICIPATING IN THE MANAGEMENT OF THE COMPANY. THUS, LOSSES GENERATED BY THE COMPANY AND ALLOCATED TO A MEMBER MAY DEDUCT IN ANY TAXABLE YEAR SOLELY TO THE EXTENT OF SUCH MEMBER'S PASSIVE ACTIVITY INCOME AND CREDITS GENERALLY WILL BE LIMITED TO THE TAX ALLOCABLE TO THE PASSIVE ACTIVITIES. ANY DISALLOWED LOSS OR CREDIT FROM A PASSIVE ACTIVITY WILL BE TREATED AS A DEDUCTION OR CREDIT ALLOCABLE TO SUCH ACTIVITY IN THE NEXT TAXABLE YEAR. THE PASSIVE LOSS RULES PROVIDE THAT UPON A FULLY TAXABLE DISPOSITION OF THE TAXPAYER'S ENTIRE INTEREST IN A PASSIVE ACTIVITY, ANY SUSPENDED LOSSES WILL BE DEDUCTIBLE WITHOUT REGARD TO THE AMOUNT OF PASSIVE INCOME. HOWEVER, CREDITS THAT ARE NOT RELATED TO THE MEASUREMENT OF REAL ECONOMIC LOSSES OF THE TAXPAYER WILL NOT BECOME ALLOWABLE MERELY BY REASON OF A DISPOSITION, BUT ONLY WHEN SUFFICIENT TAX ON PASSIVE INCOME IS REALIZED. THE PASSIVE LOSS RULES APPLY TO INDIVIDUALS, ESTATES, TRUSTS, CLOSELY HELD CORPORATIONS, AND ANY PERSONAL SERVICE CORPORATION. INCOME ALLOCABLE TO A MEMBER WILL GENERALLY BE FILM INCOME, AND MEMBERS SUBJECT TO THE PASSIVE ACTIVITY LOSS RULES WILL NOT BE ABLE TO DEDUCT PASSIVE LOSSES AGAINST SUCH INCOME.

9. AT-RISK LIMITATION – EACH MEMBER'S DEDUCTION OF HIS OR HER OR ITS SHARE OF ALLOCABLE LOSSES FROM THE COMPANY WILL BE LIMITED TO SUCH MEMBER'S CASH CONTRIBUTIONS PLUS THE MEMBER'S SHARE OF ANY QUALIFIED NON-RECOURSE FINANCING.

10. CAPITAL LOSS LIMITATION – NON-CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS PLUS $3,000. CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS. UNUSED CAPITAL LOSSES MAY BE CARRIED FORWARD TO FUTURE TAX YEARS.

11. MISCELLANEOUS ITEMIZED EXPENSES – A NON-CORPORATE MEMBER'S DEDUCTION OF MISCELLANEOUS ITEMIZED EXPENSES IS LIMITED TO THE EXCESS OF THOSE AMOUNTS OVER 2% OF THE INDIVIDUAL'S ADJUSTED GROSS INCOME. THIS LIMITATION MAY APPLY TO NON-CORPORATE MEMBER'S SHARE OF THE COMPANY'S EXPENSES. ALSO, SUCH EXPENSES WILL NOT BE ALLOWED IN CALCULATING ALTERNATIVE MINIMUM TAXABLE INCOME.

12. CASH DISTRIBUTIONS – CASH DISTRIBUTIONS GENERALLY WILL NOT BE TAXABLE AS INCOME TO A MEMBER TO THE EXTENT OF HIS, HER, OR ITS BASIS IN HIS, HER, OR ITS INTERESTS IMMEDIATELY BEFORE THE DISTRIBUTION, BUT THE AMOUNT RECEIVED WILL REDUCE THE BASIS OF SUCH INTERESTS (BUT NOT BELOW ZERO). CASH DISTRIBUTIONS IN EXCESS OF SUCH BASIS GENERALLY WILL BE CONSIDERED TO BE GAIN FROM THE SALE OR EXCHANGE OF THE MEMBER'S INTERESTS, TAXABLE IN ACCORDANCE WITH THE RULES DESCRIBED BELOW WITH RESPECT TO A SALE OR OTHER DISPOSITION OF INTERESTS. A REDUCTION IN A MEMBER'S SHARE OF COMPANY LIABILITIES MAY BE TREATED AS A DISTRIBUTION OF CASH TO SUCH MEMBER.

13. SALE OR OTHER DISPOSITION OF INTERESTS – GAIN OR LOSS REALIZED ON THE SALE OR EXCHANGE OF ALL OR PART OF A MEMBER'S INTERESTS WILL GENERALLY BE TREATED AS CAPITAL GAIN OR LOSS. A CAPITAL LOSS UPON A SALE OR EXCHANGE MAY BE SUBJECT TO SEVERE LIMITATIONS ON DEDUCTIBILITY ON THE MEMBERS' TAX RETURNS.

14. STEP-UP IN BASIS ELECTION – IN THE CASE OF A TRANSFER OF A COMPANY INTEREST BY SALE OR AS A RESULT OF THE DEATH OF A MEMBER, THE TRANSFEREE OF SUCH COMPANY INTEREST IS TREATED AS THOUGH HE OR SHE HAD ACQUIRED AN INTEREST DIRECTLY IN HIS, HER, OR ITS SHARE OF THE ASSETS OF THE COMPANY, WITH A NEW TAX BASIS FOR SUCH ASSETS EQUAL IN THE AGGREGATE TO THE TRANSFEREE'S BASIS IN HIS OR HER OR ITS COMPANY INTEREST AT THE DATE OF ACQUISITION. THE MANAGER HAS THE RIGHT, IN ITS SOLE AND ABSOLUTE DISCRETION, TO MAKE OR DECLINE TO MAKE AN ELECTION WHICH WOULD RESULT IN SUCH TRANSFEREE OBTAINING THE BENEFIT OF A "STEPPED-UP" BASIS FOR PURPOSES OF DETERMINING GAIN OR LOSS ON THE SALE OF THE COMPANY'S ASSETS, IF SUCH TRANSFEREE'S BASIS IS GREATER THAN HIS, HER, OR ITS SHARE OF THE COMPANY'S BASIS FOR ITS ASSETS. THE FAILURE TO MAKE SUCH AN ELECTION DOES NOT AFFECT THE RIGHT OF THE MANAGER TO MAKE OR DECLINE TO MAKE SUBSEQUENT ELECTIONS. THE MANAGER'S DECISION REGARDING THE MAKING OF SUCH AN ELECTION SHALL BE MADE IN THE BEST INTEREST OF THE COMPANY BASED ON THE ADVICE OF COUNSEL AND THE COMPANY'S ACCOUNTANTS.

15. LIQUIDATION OF THE COMPANY – A MEMBER WILL NOT ORDINARILY RECOGNIZE GAIN OR LOSS UPON TERMINATION OF THE COMPANY AND DISTRIBUTION OF THE COMPANY'S ASSETS TO THE MEMBERS. HOWEVER, GAIN WOULD BE RECOGNIZED TO THE EXTENT OF ANY CASH DISTRIBUTION IN EXCESS OF THE ADJUSTED BASIS OF THE MEMBER'S INTEREST IN THE COMPANY IMMEDIATELY BEFORE DISTRIBUTION. GENERALLY, A LOSS WOULD NOT BE RECOGNIZED UNLESS A MEMBER RECEIVES ONLY CASH AND THEN ONLY TO THE EXTENT THAT THE MEMBER'S ADJUSTED TAX BASIS IN HIS, HER, OR ITS COMPANY INTEREST EXCEEDS THE SUM OF ANY CASH RECEIVED.

16. TAX ACCOUNTING – THE COMPANY WILL BE REQUIRED TO FILE AN INFORMATION TAX RETURN. THE MANAGER INTENDS TO PROVIDE INFORMATION ON ITS OPERATIONS TO ALL MEMBERS (AND ANY ASSIGNEES OF INTERESTS NOT YET ADMITTED AS SUBSTITUTED MEMBERS) WITHIN 90 DAYS AFTER THE CLOSE OF

EACH FISCAL YEAR OF THE COMPANY FOR THE MEMBERS' USE IN PREPARATION OF THEIR INCOME TAX RETURNS.

EXHIBIT D

Video Transcript

Exhibit F- Video Transcript

KELSEY GRAMMER: Hi, I'm Kelsey Grammer. After 40 years in front of the camera, I am finally directing my first major feature film, "So Help Me God." Let me tell you why I chose this compelling story to make my debut.

It's about a young man named Albert Townsend, a teenager from Flushing, New York, who in 1861 went off to fight in the Civil War. His heroics and bravery were pivotal to the war's end, and as such, Albert was nominated for the Medal of Honor, the highest award this country gives for valor. Unfortunately, he never received it. Albert died in 1882, and his wife Lyanna sadly died three days later of inconsolable grief. Generations later, his great-great-grandson went looking, found the injustice, and refused to let it disappear. After hearing about this story, I just couldn't pass it by.

We've turned it into a major epic motion picture with real soldiers, real cannons, and 100 horses. A Civil War film on this scale has not been done in almost 30 years. And I'm not doing it alone. The lead producer with me is Mark Huffam, the man behind "The Martian," "Game of Thrones," "Napoleon," and "Saving Private Ryan." His films have grossed more than $4 billion.

Now, here's why I'm addressing you. A typical film of this caliber gets funded behind closed doors by a studio or a few wealthy people while everyone else just waits to buy a ticket. I didn't want to make the film that way. This is a story about ordinary people standing together doing extraordinary things. So it should be co-owned by ordinary, patriotic people as well.

So here's my invitation. You can actually invest in this film. We're opening part of the film's budget to the public. If you want to be part of the story, put in what you're comfortable with, and then you've become a real part-owner and investor in the production. If this film does what we believe it will, you'll share in that success alongside us.

And it's a story we need right now. Back then, the country was angry and divided. Sound familiar? This groundbreaking film not only honors Albert and the Bad Boys of Flushing, but also delivers a powerful reminder of unity in times of national divide, echoing the timeless words, "A house divided against itself cannot stand."

And there's something even bigger going on here, bigger than the movie itself. We're all part of the push to have the White House finally award Albert Townsend the Medal of Honor posthumously, an honor he so rightly deserves, and you can help us accomplish that goal.

Join us and help bring him home.

EXHIBIT E

Testing the Waters Communications

IN PARTNERSHIP
WITH SONS OF
UNION VETERANS
OF THE CIVIL WAR

DIRECTED BY
KELSEY GRAMMER

PRODUCED BY
MARK HUFFAM

"SO HELP ME GOD"

The road to being honored

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INTRODUCTION

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SO HELP ME GOD
THE ROAD TO BEING HONORED
Written by
Robert DiBella
Based on The Life of Albert Townsend

film, “So Help Me God.” Let me tell you why I chose this compelling story to make my debut.

This is a film about a young man named Albert Townsend, a teenager from Flushing, New York, who in 1861 went off to fight in the Civil War. His heroics and bravery were pivotal to the war’s end, and as such, Albert was nominated for the Medal of Honor, the highest award this country gives for courage. Unfortunately, he never received it.

Albert died in 1894 — and his wife, Leanna, sadly died three days later of inconsolable grief.

Generations later, his great great grandsons went looking, found the injustice, and refused to let it disappear. After hearing about his story, I just couldn’t pass it by. We've turned it into a major, epic motion picture - with real soldiers, real cannons and one hundred horses. There hasn’t been a

— Kelsey Grammer



THE STORY

HONOR, LOVE, FRIENDSHIP, COURAGE.
ORIGINAL STORY BASED ON ACTUAL EVENTS

Main characters: Albert Townsend, a courageous and determined soldier who played a pivotal role during the Civil War, and his friend Charles Veale — an African-American soldier who was awarded the Medal of Honor for his extraordinary courage under fire. These characters are not just historical figures; they are the heart and soul of the film. Their stories of valor, sacrifice, and the enduring quest for justice, make them memorable and relatable to audiences. Through detailed character development and compelling visuals, we aim to bring their legacies to life, ensuring they resonate deeply with viewers.

Read Albert’s Story

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FILMING LOCATIONS

Flushing, New York
Castel Film Studios, Romania

INTENDED AUDIENCE

Civil war enthusiasts, patriots, history buffs. From an older crowd 40+ - to a young contemporary audience, drawn in by relevant young actors and new music.

PLANNED BUDGET

$40 million (before Romanian Cash Rebate & NY Tax Credits)

THE TEAM

LED BY THE FILMMAKERS

The script is written. The film is slated to enter production. You're invited to join as an investor on an epic scale Hollywood quality project. There hasn't been a Civil War film on this scale in almost 30 years.



Kelsey Grammer

Director

Emmy- and Golden Globe-winning actor and director, and the creative force behind the film. "So Help Me God" marks his feature directorial debut — the story he has chosen to tell, and one he champions personally.



Mark Huffam

Lead Producer

Oscar-nominated producer, with credits on dozens of hits including Saving Private Ryan, The Martian, Game of Thrones, Napoleon, and World War Z — films that have earned billions worldwide and earned Mark multiple Academy Awards nominations.







Adam Ziff
Producer



Brandon Menchen
Line Producer

THE DETAILS

INVESTMENT TERMS

This is an opportunity to invest — not donate — with every investor sharing in the success potential of the film.

MINIMUMS

Anyone over 18 years old can invest, with investments starting with as little as $100. No accreditation or certification

TIMELINE

October 10, 2026: Film project presentation at the Coolidge National Medal of Honor Heritage Center featuring Kelsey

RETURNS

Investors will be entitled to receive a pro-rata (proportional to their investment amount) share of the film's revenues. Full

as required by the U.S. Securities and Exchange Commission.

Private investment window opens on October 14th, 2026

Full terms will be made available when the offering starts on 10/14/2026

investment offering launch.

Join the waitlist for launch

THE PERKS

BONUS PERKS

Each investor tier comes with its own bonus perks, in addition to the financial interest in the film

first 48 hours   limited availability

⏱ EARLY BIRD PERK

Investors who join in the first 48 hours will receive a special, limited-time perk regardless of their investment size: (a) Invite to a Live Investor Zoom with Kelsey Grammer + producers: project intro, MOH petition, live Q&A (b) A chance to receive (randomized): On-screen “Special Thanks” credit (2 spots); Ticket to the premiere screening + Q&A (2 spots); Perk upgrade (3 spots).

$100

Invest $100 and receive:

- Founding investor status,
- Digital investment certificate,
- Investor community access and production updates
- Film digital access (streaming or download)*
- Your name on the online Roll of Honor on the film's official website

$500

Invest $500 and receive:

- A numbered commemorative coin
- Printed investment certificate
- + *everything above*

limited availability

$1,000

Invest $1,000 and receive

- First 50 investors: Kelsey Grammer-signed limited edition poster
- 51st and up: limited edition poster, numbered
- Wrap party invite: meet the talent, the crew and other investors (limited to 100)
- Digital film soundtrack download
- Exclusive merch: (choice one out of: t-shirt, film hat, mug)
- + *everything above*

limited availability

$5,000

Invest $5,000 or more and receive:

- On-screen "Special Thanks" credit + listing on the film's IMDb page (limited to 50)
- Two tickets to the premiere screening + Q&A (limited to 5)
- Exclusive merch: (choice two out of: t-shirt, film hat, mug)
- + *everything above*

limited availability

limited availability

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- Associate Producer credit (limited to 10)
- 10-minute personal Zoom call with Kelsey Grammer (limited to 5)
- Signed, framed original script page OR screen-used prop
- + *everything above*

- Executive Producer credit (limited to 5)
- Fire the historic cannon in period Union uniform on set (with photos)
- Group dinner with Kelsey Grammer (limited to 5)
- + *everything above*

* if you'd like to invest a larger amount and you are an accredited or an institutional investor, please get in touch





THE PETITION TO THE WHITE HOUSE

And, there's something even bigger going on here — bigger than the movie itself. Albert Townsend was nominated for the Medal of Honor — and never received

deserves. And you can help us accomplish that goal. Every investment in So Help Me God adds your name to our petition to the President.

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SO HELP ME GOD

THIS IS NOT AN OFFER TO SELL SECURITIES OR A SOLICITATION OF AN OFFER TO BUY SECURITIES. WE ARE CURRENTLY EXPLORING INTEREST IN A POTENTIAL OFFERING UNDER REG CF. THE TERMS PRESENTED ARE INDICATIVE, NOT FINAL, AND SUBJECT TO CHANGE. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES CAN BE MADE, AND NO PART OF ANY PAYMENT WILL BE ACCEPTED, UNTIL A FORM C IS FILED WITH THE SEC AND ACCEPTED.

SO HELP ME GOD IN PARTNERSHIP WITH REPUBLIC

Republic

Company Name	So Help Me God
Logo	
Headline	Civil War Epic Feature is Kelsey Grammer's Directorial Debut

Slides


DIRECTED BY
KELSEY GRAMMER
PRODUCED BY
MARK HUFFAM
SO HELP ME GOD
The Road to Being Honored







KELSEY GRAMMER 

Director

MARK HUFFAM 

Lead Producer

Tags	Business Model, Security, Companies, Equity, Film

Pitch text

Summary

- 3x Emmy & Golden Globe-winning actor Kelsey Grammer's directorial debut
- (Cheers, Frasier, Boss, Down Periscope, Avengers, The Patriot War)
- Produced by Mark Huffam (The Martian, Game of Thrones, Saving Private Ryan)
- Script is written and ready for production
- Based on a true story discovered through 19thC family archival material
- In partnership with Sons of Union Veterans of the Civil War
- Part of a petition to the White House for a posthumous Medal of Honor

Custom

Invest in SO HELP ME GOD, Kelsey Grammer's epic directorial debut: the true Civil War saga of a young Union artilleryman, an extraordinary friendship, and double-acts of incredible courage during battlefield horror — one honored, and one forgotten...until now. The story of Albert Townsend was resurrected by great-great-grandsons, and. authenticated by archivists, Set down in a thrilling screenplay by Robert DiBella, it's a stunning look at the Civil War from the perspective of a Union field-gunnery crew. Its theme of what courage means, and what honor compels, led Kelsey Grammer to personally champion this story from its 19th-century origins into 21st-century epic cinema.

KELSEY GRAMMER 

Director





Cheers



Down Periscope



Boss

Frasier

MARK HUFFAM 

Lead Producer


MARTIAN

The Martian


GAME OF THRONES

Game of Thrones



Saving Private Ryan



The Northman


NAPOLEON

Napoleon



World War Z

Director S Statement

To Elevate the Good, in a nation divided.

After forty years in front of the camera, I'm now directing my first feature film, "So Help Me God." Let me tell you why I chose this compelling story to make my debut.

It's about a young man named Albert Townsend, a teenager from Flushing, New York, who in 1861 went off to fight in the Civil War. His heroics and bravery were pivotal to the war's end, and as such, Albert was nominated for the Medal of Honor, the highest award this country gives for courage. Unfortunately, he never received it.

Albert died in 1894 — and his wife, Leanna, sadly died three days later of inconsolable grief.

Generations later, his great great grandson went looking, found the injustice, and refused to let it disappear. After hearing about his story, I just couldn't pass it by. We've turned it into a major, epic motion picture - with real soldiers, real cannons and one hundred horses. There hasn't been a Civil War film on this scale in almost 30 years.

An epic, by a producer of epics.

And I'm not doing it alone: the lead producer with me is Mark Huffam — the man behind The Martian, Game of Thrones, Napoleon and Saving Private Ryan. His films have grossed more than four billion dollars worldwide.

A story we need right now.

Back then the country was angry and divided. Sound familiar? This groundbreaking film not only honors Albert and the "Bad Boys of Flushing," but also delivers a powerful reminder of unity in times of national divide—echoing the timeless words, "A house divided against itself cannot stand."

And, there's something even bigger going on here — bigger than the movie itself. We're all part of the push to have the White House award Albert Townsend the Medal of Honor he so rightly deserves. You can be part of that effort — and share in the potential success of this task: serving memory, honoring courage, and sharing a fuller history of how the Union triumphed.

Join us and help bring him home.

— Kelsey Grammer



Why Invest

Led by filmmakers with billions in box office.



Kelsey Grammer

Director

World-famous as the character Dr. Frasier Crane on NBC sitcom "Cheers" (1984-1993) and its spin-off "Frasier" (1993-2004, 2023-24), Kelsey Grammer trained at Julliard and the Old Globe and has won six Emmys, three Golden Globes, two Satellite Awards, two People's Choice Awards, a Screen

Actor's Guild Award and a Tony. He's played the blue beast Dr. Hank McCoy in two X-Men movies, starred in the original off-Broadway production of "Sunday in the Park with George," and played Don Quixote in "Man of La Mancha" at the London Coliseum, among many other major leading roles. In 2023 The Telegraph named Grammer one of the "finest actors" of his generation. "So Help Me God" is his feature directorial debut — the story he has chosen to tell, and one he champions personally.



Mark Huffam

Lead Producer

Oscar-nominated Mark Huffam has produced some of the most ambitious and successful films and TV series of the last 25 years, including The Martian, Game of Thrones, Saving Private Ryan, The Northman, Napoleon, and World War Z — films that have earned billions of dollars worldwide. His credits extend through numerous high-concept, high-profile, and fan-favorite productions: Prometheus, Alien: Covenant, The Lost City of Z, Exodus: Gods and Kings, Your Highness, Mama Mia!, Captain Corelli's Mandolin, Quills, and the upcoming The Death of Robin Hood. A trusted collaborator of director Ridley Scott, Huffam is known for guiding large-scale productions with precision, vision, and a deep respect for storytelling. A native of Ballyclare, Northern Ireland, he was awarded a CBE (Commander of the Order of the British Empire) in 2011 for services to the film and television industries.



Robert DiBella

Screenwriter

Writer of SO HELP ME GOD: The Road to Being Honored, based on the life of Albert Townsend.



Doug Scheidet

Producer



Jennifer Moxham

Co-Producer



Adam Ziff

Producer



Brandon Menchen

Line Producer

The Movie

Albert's Battles:

1862 • Manassas • The Second Battle of Bull Run • Antietam • Fredericksburg • 1863 • Vicksburg • Knoxville • 1864 • The Wilderness • Spotsylvania • Fredericksburg • The Crater • Pegram's Farm • 1865 • Fort Stedman • Petersburg


To all whom it may Concern

Albert Townsend, an unassuming teenager from New York, is transformed by an 1861 oration by Frederick Douglass in a Rochester church — where he also meets Charles Veale, a Black volunteer for the Colored units. They become close friends.

Albert is inspired to join the local 2nd New York Artillery, Battery L, "The Bad Boys of Flushing," under the command of Capt. Jacob Roemer, a "blowhard" German immigrant who'd become, by war's end, one of its most respected leaders.

Through grueling training they learn to control their field guns — with one false move, as lethal to them as to the enemy. As the "Bad Boys of Flushing" barrage through some of the most horrific battles of the Civil War, Albert rises to become an exemplary soldier, principled, loyal, and with extraordinary focus under pressure.

The vicious combat rises to a crescendo as both Albert Townsend, at Pegram's Farm near Petersburg, and Charles Veale — just nearby, at Chaffin's Farm near Richmond — find themselves in desperate situations: both acting with the kind of valor that comes from the strength of true friendship.

The kind of valor that shouldn't be forgotten.

The Petition

Our Petition to The White House.

Albert Townsend was nominated for the Medal of Honor. He never received it.

This film is part of the effort to have the White House award him that honor posthumously. His descendants have carried the story this far. Your support can bring it to the nation's attention.

Every investor will have their signature on this petition.

If you would like to sign the petition without investing, click here

Terms

Investment Terms

SO HELP ME GOD is being made into a feature film, and $1 million of its budget is reserved for fans. Invest as little as $100 and your money goes towards bringing the film to life: screenplay, casting, filming, post-production and release. If and when the film earns, investors are paid from its revenue alongside the film's other investors.

Investment Terms

Investors are entitled to be paid back 120% of their investment first, once the film has covered its customary distribution costs, union and administrative fees, and any debt used to finance it. After that, the film's profits are split 50/50 between investors and the producers, pro rata to what you invested.

Perks

Investor Perks

Perks are cumulative. Investors receive perks and bonuses at their investment level, plus all perks at lower levels.

LIMITED-TIME OFFER

LIMITED TIME PERK

Invest in the first 48h to receive

• Invite to investor Zoom with Kelsey Grammer + producers: project intro, Medal of Honor petition, and live Q&A.

Randomized bonus for:

• 2 people: On-screen "Special Thanks" credit

$100

Founding Investor status, digital investment certificate

Film digital access (streaming or download)*

Investor community access + production updates

Your name on the online Roll of Honor on the film's website

$500

Numbered SHMG / Albert Townsend / Battery L / "Bad Boys of Flushing" commemorative coin

Printed investment certificate

+everything above

$5,000

On-screen "Special Thanks" credit + listing on the film's IMDb page (limited to 50)

Two tickets to the premiere screening + Q&A (limited to 5)

Exclusive merch: (choice two out of: t-shirt, film hat, mug)

+everything above

$10,000

Associate Producer credit (limited to 10)

10-minute personal Zoom call with Kelsey Grammer (limited to 5)

Signed, framed original script page OR screen-used prop.

+everything above

$25,000 AND UP

Executive Producer credit (limited to 5)

Fire the historic cannon in period Union uniform on set (with photos)

Group dinner with Kelsey Grammer (limited to 5)

+everything above

Afterword



"This is a story about ordinary people standing together doing extraordinary things. So, it should be co-owned by ordinary, patriotic people, as well. Join us in bringing to life this astonishing, epic story of friendship, love, courage, and honor — a story truly made to be told for our time, now.

So, here's my invitation. You can actually invest in this film. If you want to be a part of this story, put in what you're comfortable with, and then, you've become a real part-owner and investor in the production. If this film does what we believe it can, you'll share in that success alongside us."

Sincerely,
Kelsey Grammer

Team

	Kelsey Grammer	Director	“So Help Me God” is his feature directorial debut — the story he has chosen to tell, and one he champions personally.
	Mark Huffman	Lead Producer	Oscar-nominated Mark Huffam has produced some of the most ambitious and successful films and TV series of the last 25 years.
	Robert DiBella	Screenwriter	
	Doug Scheidet	Producer	
	Jennifer Moxham	Co-Producer	
	Adam Ziff	Producer	
	Brandon Menchen	Line Producer	

Perks

FAQ

What are the risks associated with investing in equity securities?

Equity security investments are subject to market fluctuations, company-specific risks, and general economic conditions. Prices can be volatile, and there is risk of losing the invested capital. Remember, investing always carries risks, and it's essential to conduct thorough research or consult with a financial advisor before making investment decisions.

How do I earn a return?

We are issuing equity in our company. You may realize returns if the company "exits," meaning it is acquired or goes public at a higher price than you paid for it, or if you sell the securities at a higher price than you purchased them for. There is also a risk that you could lose your entire investment if the company fails. Startup investing is risky, so there's no guarantee of a return on this kind of investment. It's always best to refer to the individual offering documents provided by the company to understand your investment risks.